

# 2024 ANNUAL REPORT
## FORM 10-K &
## PROXY STATEMENT

**Blue Foundry Bank**®

Where Things Are Made



April 10, 2025

# Dear Fellow Shareholder,

Thank you for your continued support of Blue Foundry Bancorp. The economic landscape in 2024, shaped by the Federal Reserve's restrictive monetary policy, presented significant challenges for community banks nationwide including our operating subsidiary, Blue Foundry Bank. Higher interest rates constrained asset growth as many borrowers hesitated to secure funding at elevated levels, while increased short-term funding costs compressed margins on loans originated in the post-pandemic, low-rate environment.

Despite these headwinds, our Bank remained resilient, anchored by strong asset quality and prudent capital management. As of year-end 2024, our non-performing assets to total assets remained near historic lows at 0.25%, and our tangible equity to tangible assets stood at 16.1%, reinforcing the strength of our balance sheet.

Recognizing the opportunity presented by market conditions, we executed strategic share repurchases, acquiring 1.9 million shares at a weighted average price of $9.90. This initiative contributed to a 17% increase in tangible book value per share, reaching $14.74 at year end, enhancing shareholder value in a challenging operating environment.

Operational efficiency remained a key focus for us in 2024. Despite inflationary pressures, our non-interest expenses increased by only 2%, due to disciplined cost management. Managing our largest expense categories – compensation, real estate, and technology – remains critical to our long-term success.

## Investing in Our People

Our employees are our most valuable asset, and investing in their development is an investment in our future. Approximately 40% of our employees are frontline bankers, dedicated to delivering best-in-class service and focusing on deepening customer relationships.

The remaining 60% of our workforce provides essential operational and strategic support, ensuring the seamless execution of our banking services. Their expertise in risk management, technology, and customer support is critical to maintaining our strong foundation and driving sustainable performance.

## Risk Infrastructure

Risk management is a fundamental pillar of our institution, ensuring the Bank remains resilient in an evolving financial landscape. We continue to invest in our risk infrastructure and capabilities to proactively identify, assess, and mitigate risks as they emerge. In 2024, we strengthened our leadership team by hiring a Chief Risk Officer with extensive banking risk management experience.

## Optimizing Our Real Estate Portfolio

Our branch footprint remained stable in 2024, consisting of 20 branch locations in addition to our administrative headquarters. Each branch location presents opportunities to expand market share and enhance customer relationships, reinforcing our commitment to community-based banking.

## Enhancing Technology for Efficiency and Growth

Through proactive contract management and process optimization, we successfully reduced technology costs by 8% year over year. At the same time, we continued to invest in innovative solutions that enhance customer experience and streamline internal operations, ensuring we remain competitive in an evolving digital banking landscape.

## Supporting our Communities

Focusing on the well-being of our communities is an important part of who we are. Our employees give their time and talent to serve the local neighborhoods, while the Blue Foundry Charitable Foundation provides the financial resources to support worthy causes throughout our communities. Since 2021, we have supported over 184 organizations in the areas of Affordable Housing, Education, Health and Human Services and Youth Programs with grants of approximately $1.4 million.

## Positioning for the Future

As we move forward, our strategic priorities remain clear:

- *Strategic Growth*: Expanding our commercial banking presence while maintaining strong asset quality.
- *Enhancing Profitability*: Strengthening our Net Interest Margin through disciplined balance sheet management.
- *Expense Control*: Leveraging technology and operational efficiencies to maintain a stable cost structure.
- *Talent & Leadership*: Developing our workforce and further strengthening our leadership team.
- *Community Commitment*: Supporting the communities we serve through responsible lending and engagement initiatives.

The management team's commitment to disciplined financial management, operational efficiency, and customer-centric banking will position us well for the future. We remain confident in our ability to navigate the evolving banking landscape and drive sustainable long-term growth.

Our Board of Directors provides outstanding direction, support and guidance. In 2024, we welcomed a new director who further enhances our Board by bringing substantial executive expertise in public banking as well as in cybersecurity oversight.

On behalf of the Board of Directors, the management team and our employees, I would like to thank you for being a shareholder of Blue Foundry Bancorp. We appreciate your confidence, trust and commitment and we look forward to another year of progress and opportunity.

James D. Nesci
President and CEO
Member, Board of Directors

# Blue Foundry Bancorp

19 Park Avenue
Rutherford, New Jersey 07070
(201) 939-5000

# Notice of Annual Meeting of Shareholders

## TO BE HELD ON MAY 15, 2025

April 10, 2025

# To Our Shareholders:

Notice is hereby given that the 2025 Annual Meeting of Shareholders of Blue Foundry Bancorp will be held via live webcast only on May 15, 2025, at 10:00 a.m., Eastern Time. To participate in the meeting you must register by visiting www.virtualshareholdermeeting.com/**BLFY2025** and entering the 16 digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in the proxy statement.

A Proxy Card and Proxy Statement for the annual meeting are enclosed. The annual meeting is for the purpose of considering and acting upon:

| MEETING AGENDA | BOARD RECOMMENDATION |
|---|---|
| 1. The election of the four nominees for director specified in the accompanying proxy statement; | **FOR ALL NOMINEES** |
| 2. The ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the year ending December 31, 2025; | **FOR** |
| 3. Shareholder Non-Binding Proposal Recommending Sale or Merger of the Company, if properly presented; and | **AGAINST** |

such other matters as may properly come before the annual meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the annual meeting.

Any action may be taken on the foregoing proposals at the annual meeting on the date specified above, or on the date or dates to which the annual meeting may be adjourned. Shareholders of record at the close of business on March 24, 2025 are the shareholders entitled to vote at the annual meeting, and any adjournments thereof.

Each shareholder is requested to sign, date and return the enclosed proxy card without delay in the enclosed postage-paid envelope. Any proxy given by the shareholder may be revoked at any time before it is voted. A proxy may be revoked by filing with the Corporate Secretary of Blue Foundry Bancorp a written revocation or a duly executed proxy card bearing a later date. Any shareholder present at the virtual annual meeting may revoke his or her proxy and vote personally on each matter brought before the annual meeting. However, if you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote online at the annual meeting. Virtual attendance at the annual meeting will not in itself constitute revocation of your proxy.

**If you have any questions regarding this information or the proxy materials, please call Elyse D. Beidner, Executive Vice President, Chief Legal Officer and Corporate Secretary for the Company at (201) 939-5000; or Georgeson at (866) 441-6116.**

By Order of the Board of Directors

*Elyse D. Beidner*

**Elyse D. Beidner**
Corporate Secretary

Rutherford, New Jersey

**Important: the prompt return of the proxies will save the expense of further requests for proxies. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed within the United States.**

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON MAY 15, 2025.**

The proxy statement, including the notice of the annual meeting of shareholders, and Blue Foundry Bancorp's annual report on Form 10-K for the year ended December 31, 2024 are each available on the internet at www.virtualshareholdermeeting.com/BLFY2025.

# Table of Contents

# Blue Foundry Bancorp

19 Park Avenue
Rutherford, New Jersey 07070
(201) 939-5000

# Proxy Statement

## Annual Meeting of Shareholders

### MEETING INFORMATION

**DATE AND TIME:**
Thursday, May 15, 2025
10:00 a.m., Eastern Time

**LOCATION:**
Virtual Meeting:
This year's meeting is a virtual shareholders meeting at
www.virtualshareholdermeeting.com/BLFY2025

**RECORD DATE:**
March 24, 2025

### QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

***Why am I receiving this proxy statement?***

The Board of the Company is soliciting your proxy for use at the Company's annual meeting to be held via live webcast only on May 15, 2025, at 10:00 a.m., Eastern Time, and at such other meeting upon any postponements or adjournments thereof. Only holders of record of shares at the close of business on March 24, 2025 (the "Record Date") will be entitled to notice of and to vote at the annual meeting or such other meeting upon any adjournments or postponements thereof. As of the Record Date, there were 22,096,649 shares issued and outstanding, and entitled to vote, as further described in this Proxy Statement.

We intend to mail these proxy materials, including the proxy card, on or about April 10, 2025, to all shareholders of record entitled to vote at the annual meeting.

### *What proposals are to be presented at the Annual Meeting and what are the Board's voting recommendations?*

As described in further detail later in this Proxy Statement, the purpose of the annual meeting is to consider and vote upon the following proposals. The Board's recommendation on each of the proposals is indicated below.

| PROPOSAL | | BOARD RECOMMENDATION |
|---|---|---|
| **Management Proposals** | | |
| **PROPOSAL 1** | Election of four nominees for director for a term to end as of the 2027 annual meeting and until their successors are duly elected and qualified. | **FOR ALL NOMINEES** |
| **PROPOSAL 2** | Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025. | **FOR** |
| **Shareholder Proposal** | | |
| **PROPOSAL 3** | Shareholder non-binding proposal recommending sale or merger of the Company. | **AGAINST** |

As of the date of the Notice of Annual Meeting, we knew of no other matters to be presented at the annual meeting.

### *How do I vote?*

The Company encourages shareholders to fill out and return the enclosed proxy card or vote by proxy via telephone or the Internet as instructed on your proxy card in advance of the Annual Meeting, even if you plan to attend the virtual Annual Meeting.

The Company's Certificate of Incorporation provides that, subject to certain exceptions, record owners of the Company's common stock that is beneficially owned by a person who beneficially owns in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

### *What is the required vote to approve each proposal?*

In accordance with the bylaws of the Company, directors are elected by a plurality of votes cast. Proxies marked **"WITHHELD"** and broker non-votes will have no effect on the election of a director.

As to the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2025, by checking the appropriate box, a shareholder may: (i) vote **FOR** the ratification; (ii) vote **AGAINST** the ratification; or (iii) **ABSTAIN** from voting on the matter. The ratification of this matter shall be determined by a majority of the votes cast on the matter. Broker non-votes and abstentions will not affect the outcome of the vote.

As to the approval of the shareholder proposal, by checking the appropriate box, a shareholder may: (i) vote **FOR** the proposal; (ii) vote **AGAINST** the proposal; or (iii) **ABSTAIN** from voting on the matter. The approval of this matter shall be determined by a majority of the votes cast on the matter. Broker non-votes and abstentions will not affect the outcome of the vote.

### *How many shares must be present to conduct the Annual Meeting?*

The presence in person or by proxy of holders of a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted for purposes of determining that a quorum is present. A broker non-vote, as further explained below, occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

### *What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?*

If your shares are registered in your name on the Record Date, you are a shareholder of record. When you properly vote in accordance with the instructions provided on the proxy card, you are instructing the named proxies to vote your shares in the manner you indicate on your proxy.

If your shares are held in the name of your bank, broker or other nominee (also referred to herein as a "Broker"), which is usually the case if you hold your shares in a brokerage or similar account, your shares are held in "street name." Your Broker is the shareholder of record for your shares. As the holder of record, only your Broker is authorized to vote or grant a proxy for your shares. If your shares are held in "street name," you should follow the instructions on your voting instruction form and provide specific instructions to your Broker on how to vote the shares they hold for you.

### *What is a "Broker Non-Vote"?*

A broker non-vote occurs when a Broker submits a proxy on behalf of a beneficial owner for the annual meeting but does not vote on a particular proposal because such Broker does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. Brokers have discretionary authority to vote on routine matters, such as the ratification of auditors, but do not have discretionary authority to vote on non-routine matters. Broker non-votes (like abstentions and withheld votes) are counted as present for purposes of determining a quorum.

Such Broker has the discretion to vote your shares only on "routine" matters without your voting instructions, but not on non-routine matters such as Proposal 1 (Election of Directors) and Proposal 3 (Shareholder Proposal). Proposal 2 (Ratification of the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 31, 2025) is considered a routine matter. *For the proposals to be presented at the Annual Meeting that are considered "non-routine", Brokers will not have discretionary authority to vote your shares with respect to those proposals.* Therefore, it is important that you instruct your Broker how to vote your shares. We encourage you to instruct your Broker to vote your shares by following the instructions shown on the enclosed voting instruction form.

If you are a shareholder of record with respect to shares on the Record Date, you may vote by one of the following four options:

- **Vote via the Internet.** Go to the web address specified on the enclosed proxy card and follow the instructions indicated on the site. Your vote by Internet authorizes the named proxies to vote your shares in the same manner as if you had signed, dated and returned a proxy card.

- **Vote by Telephone.** On a touch-tone phone, dial the number indicated on the enclosed proxy card and follow the voice prompts. Have your proxy card available for reference when you call, and follow the voting instructions to vote your shares. Your vote by telephone authorizes the named proxies to vote your shares in the same manner as if you had signed, dated and returned a proxy card.

- **Vote by Proxy Card.** Complete, sign and date the enclosed proxy card and return it in the postage pre-paid envelope provided.

- **Vote in Person.** Complete a ballot at the virtual annual meeting.

If you submit a proxy card to us without indicating instructions with respect to specific proposals, we will vote your shares consistent with the recommendations of our Board stated in this Proxy Statement. If the proxy card is signed and returned without direction, your shares will be voted **FOR** the director nominees proposed by the Board, and **FOR** Proposal 2 and **AGAINST** Proposal 3. If any other matters are properly presented at the annual meeting for consideration, then the persons named as the Company's designated proxies will be voted as determined by the Board.

Even if you plan to attend the virtual annual meeting, we encourage you to vote your shares in advance via the Internet, by telephone or by signing, dating and returning your proxy card.

If your shares are held by a Broker in "street name," please follow the instructions you receive from your Broker to vote your shares. You may need to contact your Broker to determine whether you will be able to vote electronically via the Internet or by telephone. If you want to vote at the Annual Meeting, you may visit www.virtualshareholdermeeting.com/BLFY2025; press the "Attend Meeting" button and follow the instructions. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you via email.

If you return your proxy by mail, please ensure you leave enough time for your proxy to be mailed and received by the inspector of election. Also note that if your shares are held through a Broker, such entity may have even earlier deadlines by which to submit your vote. Please follow their instructions accordingly.

Whether or not you plan to attend the virtual annual meeting, please vote promptly by Internet or telephone by following the instructions set forth on the enclosed proxy card or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Your promptness in voting using the proxy card will assist in the expeditious and orderly processing of the proxy and will assure that you are represented at the virtual annual meeting even if you cannot attend the virtual meeting.

**We are encouraging shareholders to submit their proxies electronically (by Internet or by telephone) if possible.**

If you return your proxy card by mail or vote by telephone or Internet, you may nevertheless attend the virtual annual meeting and vote your shares in person.

### *What do I need for admission to attend the Annual Meeting?*

If you were a shareholder as of the close of business on March 24, 2025 you may attend the meeting. As a registered shareholder, you received a proxy card with this proxy statement. The proxy card contains instructions on how to attend the virtual annual meeting, including the website along with your control number. You will need your control number for access.

If you hold your shares through a broker, bank or other nominee (that is, in street name), you will receive instructions from your broker, bank or nominee that you must follow in order to submit your voting instructions and have your shares voted at the annual meeting. If you want to vote at the Annual Meeting, you may visit www.virtualshareholdermeeting.com/BLFY2025; press the "Attend Meeting" button and follow the instructions. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you via email.

In order to attend the Annual Meeting, you must visit www.virtualshareholdermeeting.com/BLFY2025. Upon entry of your 16-digit control number and other required information, you will receive further instructions via email that provides you access to the Annual Meeting and to vote and submit questions during the Annual Meeting.

As part of the attendance process, you must enter the control number located on your proxy card. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you may also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the attendance process.

Only the latest-dated, validly executed proxy that you submit will be counted — any proxy may be revoked at any time prior to its exercise at the annual meeting by following the instructions under "Can I change my vote?" below. **If you have any questions regarding this information or the proxy materials, please call Elyse D. Beidner, Executive Vice President, Chief Legal Officer and Corporate Secretary for the Company at (201) 939-5000; or Georgeson at (866) 441-6116.**

### *What if I return a proxy card but do not make specific choices?*

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted **FOR** each of the four nominees for director, **FOR** ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2025 and **AGAINST** the shareholder proposal that is to be presented at the annual meeting. If any other matter is properly presented at the annual meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares as determined by a majority of the Board.

### *Can I change my vote?*

If your shares are registered in your name, you may revoke your proxy and change your vote prior to the completion of voting at the Annual Meeting by:

- submitting a valid, later dated proxy card in a timely manner that is received no later than the time of the commencement of the annual meeting;

- submitting a later dated vote by telephone or through the Internet in a timely manner (and in any event no later than the commencement of the annual meeting);

- giving written notice of such revocation to the Company's Corporate Secretary, which written notice is received prior to the time of the commencement of the annual meeting; or

- attending and voting at the virtual annual meeting (although attendance at the annual meeting will not by itself revoke a proxy without also voting).

If your shares are held by a Broker in "street name" and you wish to revoke a proxy, you should contact your Broker and follow its procedures for changing your voting instructions. You also may vote at the virtual annual meeting to revoke an earlier proxy if you provide an executed proxy from your Broker indicating that you were the beneficial owner of the shares on the Record Date, and that such Broker is giving you its proxy to vote the shares.

If you submit more than one proxy, only the latest dated validly executed proxy that you submit will count.

## How can I find out the results of the voting at the annual meeting?

We expect to report the preliminary voting results of the annual meeting within four business days following the annual meeting in a Current Report on Form 8-K. Once the independent inspector of election has determined the final voting results of the annual meeting, we will file an amendment to the Current Report on Form 8-K reporting the final voting results within four business days following such determination.

## Who will pay the costs of solicitation?

The Company will pay all expenses in connection with the solicitation of proxies for the annual meeting. To aid in the solicitation of proxies in conjunction with the annual meeting, the Company has retained Georgeson and will pay a base fee of $13,500, plus reimbursement of reasonable out-of-pocket expenses and certain incremental costs, for its proxy solicitation services. Our directors, executive officers and other employees may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. No additional compensation will be paid to our directors, executive officers or employees for such services.

Georgeson may ask brokerage houses, banks and other custodians and nominees whether other persons are beneficial owners of the Company's common stock. If so, the Company will reimburse brokers, banks and other custodians and nominees for their costs of sending our proxy materials to the beneficial owners of our common stock.

## What if I own shares of the Company via the ESOP or the 401(k) Plan?

If you participate in the Blue Foundry Bank Employee Stock Ownership Plan (the "ESOP"), you will receive a proxy card for the ESOP that reflects all of the shares you may direct the trustee to vote on your behalf under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the proportionate interest of shares of our common stock allocated to his or her account. The ESOP trustee, subject to the terms of the trust agreement, will vote all unallocated shares of our common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions, subject to a determination that such vote is in the best interest of ESOP participants. If you hold shares of common stock in the 401(k) Plan, you will receive a proxy card that reflects all shares that you may direct the 401(k) Plan trustee to vote on your behalf under the 401(k) Plan. Under the terms of the 401(k) Plan, you may direct the 401(k) Plan trustee how to vote the shares allocated to your account. If the 401(k) Plan trustee does not receive your voting instructions, the 401(k) Plan trustee will be instructed to vote your shares in the same proportion as the voting instructions received from other 401(k) Plan participants. The deadline for returning your ESOP and 401(k) proxy card is May 8, 2025 at 11:59 p.m., Eastern Time. The telephone and internet voting deadline for ESOP participants is also 11:59 p.m., Eastern Time, on May 8, 2025.

### *Why did I receive multiple copies of the proxy card and proxy materials?*

If you receive more than one package of our proxy materials including the proxy card, it may mean that you have multiple accounts holding your common shares. These may include accounts with our transfer agent and accounts with a Broker. In order to vote all of the shares held by you in multiple accounts, you will need to vote the shares held in each account separately. Please follow the voting instructions provided on the proxy card and any voting instruction card from your Broker that you received to ensure that all of your shares are voted.

### *How can I get assistance with questions relating to the proxy or voting?*

If you have any questions regarding this information or the proxy materials, please call Elyse D. Beidner, Executive Vice President, Chief Legal Officer and Corporate Secretary for the Company at (201) 939-5000; or Georgeson at (866) 441-6116.

# PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

## PRINCIPAL HOLDERS

Persons and groups who beneficially own in excess of 5% of the shares of common stock are required to file certain reports with the SEC regarding such ownership. The following table sets forth, as of March 24, 2025, the shares of common stock beneficially owned by our directors and executive officers, individually and as a group, and by each person who was known to us as the beneficial owner of more than 5% of the outstanding shares of common stock. The mailing address for each of our directors and executive officers is 19 Park Avenue, Rutherford, New Jersey 07070.

| | Shares of Common Stock Beneficially Owned as of the Record Date[1] | Percent of Shares of Common Stock Outstanding[2] |
|---|---|---|
| **Persons Owning Greater than 5%** | | |
| T. Rowe Price Investment Management, Inc. 100 East Pratt Street Baltimore, MD 21201 | 2,846,896[3] | 12.88% |
| Blue Foundry Bank Employee Stock Ownership Plan Trust 19 Park Avenue Rutherford, NJ 07070 | 2,259,563[4] | 10.23% |
| Driehaus Capital Management LLC 25 East Erie Street Chicago, IL 60611 | 1,707,776[5] | 7.73% |
| BlackRock, Inc. 55 East 52nd Street New York, NY 10055 | 1,690,501[6] | 7.65% |
| **Directors** | | |
| J. Christopher Ely | 110,933[7] | * |
| Robert T. Goldstein | 118,454[8] | * |
| Kenneth Grimbilas | 143,749[9] | * |
| Elizabeth Varki Jobes, Esq. | 31,129[10] | * |
| Patrick H. Kinzler | 124,897[11] | * |
| John F. Kuntz, Esq. | 21,255 | * |
| Mirella Lang | 91,332[12] | * |
| James D. Nesci | 424,827[13] | 1.92% |
| Jonathan M. Shaw | 121,046[14] | * |
| **Executive Officers who are not Directors** | | |
| Kelly Pecoraro | 127,920[15] | * |
| Aleksander Malkiman | 46,887[16] | * |
| All directors and executive officers as a group (15 persons) | | 5.34% |

\*   Less than 1%.

(1)  In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person or entity is deemed to be the beneficial owner, for purposes of this table, of any shares of Blue Foundry Bancorp common stock if they have shared voting or investment power with respect to such common stock or has a right to acquire beneficial ownership at any time within 60 days from March 24, 2025. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct and the named individuals and group exercise sole voting and investment power over the shares of Blue Foundry Bancorp common stock.

(2)  Based on a total of 22,096,649 shares of common stock outstanding as of March 24, 2025.

(3)  As disclosed in Schedule 13F filed with the SEC on February 14, 2025.

(4)  As disclosed in Schedule 13G filed with the SEC on February 14, 2025.

(5) As disclosed in Schedule 13F filed with the SEC on February 14, 2025.

(6) As disclosed in Schedule 13F filed with the SEC on February 7, 2025.

(7) Includes 10,366 shares held in an individual retirement account and 42,784 vested options.

(8) Includes 8,500 shares held in an individual retirement account, 27,887 shares held in a 401(k) Plan and 42,784 vested options.

(9) Includes 41,117 shares held in an individual retirement account and 42,784 vested options.

(10) Includes 9,627 vested options.

(11) Includes 4,853 shares held in individual retirement accounts, 3,349 shares held in a Roth individual retirement accounts and 42,784 vested options.

(12) Includes 42,784 vested options.

(13) Includes 36,882 shares held in an individual retirement account, 8,500 shares held in our 401(k) Plan, 9,375 shares allocated under the Blue Foundry Bank's ESOP, 129,029 unvested restricted stock awards, 57,045 unvested performance awards and 162,986 vested options.

(14) Includes 14,238 shares held in an individual retirement account, 9,100 shares held by his spouse's individual retirement account, 116 held as custodian for his child and 42,784 vested options.

(15) Includes 4,086 shares allocated under the Blue Foundry Bank's ESOP, 39,583 unvested restricted stock awards, 22,500 unvested performance awards and 50,572 vested options.

(16) Includes 3,881 shares allocated under the Blue Foundry Bank's ESOP, 15,922 unvested restricted stock awards, 6,250 unvested performance awards and 19,656 vested options.



# Election of Directors

Our Board of Directors is comprised of nine members. Our Bylaws provide for declassification of the Board such that directors whose terms expire at this 2025 Annual Meeting shall be elected for a two-year term so that their terms expire at the 2027 annual meeting of shareholders and until such directors' successors shall have been elected and qualified.

Four directors have been nominated for election at the Annual Meeting to serve for a two-year period and until their respective successors shall have been elected and qualified. The Board of Directors has nominated Elizabeth Varki Jobes, Patrick Kinzler, Mirella Lang and James D. Nesci to serve as directors for two-year terms. Each nominee is currently a director of Blue Foundry Bancorp.

The following sets forth certain information regarding the nominees, the other current members of our Board of Directors, and executive officers who are not directors, including the terms of office of board members. Shares represented by properly executed proxies will be voted in favor of these persons unless contrary instructions are provided. If a nominee is unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Board of Directors may determine. At this time, the Board of Directors knows of no reason why any of the nominees might be unable to serve, if elected. Except as indicated herein, there are no arrangements or understandings between any nominee or continuing director and any other person pursuant to which such nominee or continuing director was selected. Age information is as of December 31, 2024, and term as a director includes service with Blue Foundry Bank (the "Bank").

With respect to directors and nominees, the biographies contain information regarding the person's business experience and the experiences, qualifications, attributes and skills that caused the Board of Directors to determine that the person should serve as a director. Each director of Blue Foundry Bancorp is also a director of the Bank.

# DIRECTOR INFORMATION

| | J. Ely | R. Goldstein | K. Grimbilas | E. Jobes | P. Kinzler | J. Kuntz | M. Lang | J. Nesci | J. Shaw |
|---|---|---|---|---|---|---|---|---|---|
| **Tenure (years)** | 28 | 10 | 28 | 2 | 13 | 1 | 5 | 6 | 15 |
| **Experience** | | | | | | | | | |
| **Finance & Accounting:** Experience in finance, accounting or audit | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Financial Services:** Experience in financial services, capital markets, investment banking | ✔ | ✔ | ✔ | | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Innovation, Technology, and Cyber:** Experience with information technology, cyber security or digital technology | | | | | ✔ | ✔ | | ✔ | ✔ |
| **Market Knowledge:** Knowledge of the markets we serve, including commercial real estate and small business | ✔ | ✔ | ✔ | | ✔ | ✔ | | ✔ | ✔ |
| **Executive Experience / Leadership:** Experience as an executive or leader of a public or private organization | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Risk:** Experience with risk management | | | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Legal, Regulatory, or Compliance:** Experience with legal, regulatory, or compliance related matters | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Human Capital Management:** Experience with human resources matters including diversity, equity, and inclusion | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |
| **Philanthropic / Charitable:** Community involvement or engagement with non-profit organizations | ✔ | | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ | ✔ |

## DIRECTORS

The Board of Directors currently consists of nine (9) members and is divided into three classes, with one class of directors elected each year until 2027 when the Board becomes declassified. The following table states our directors' names, their ages as of December 31, 2024, the years when they began serving as directors of Blue Foundry Bank and the years when their current terms expire.

| Name | Position(s) Held With Blue Foundry Bancorp and Blue Foundry Bank | Age | Director Since | Current Term Expires |
|---|---|---|---|---|
| J. Christopher Ely | Vice Chairman | 68 | 1997 | 2026 |
| Robert T. Goldstein | Director | 62 | 2015 | 2026 |
| Kenneth Grimbilas | Chairman of the Board | 71 | 1997 | 2027 |
| Elizabeth Varki Jobes, Esq. | Director | 58 | 2023 | 2025 |
| Patrick H. Kinzler | Director | 66 | 2012 | 2025 |
| John F. Kuntz, Esq. | Director | 69 | 2024 | 2026 |
| Mirella Lang | Director | 46 | 2020 | 2025 |
| James D. Nesci | President, Chief Executive Officer and Director | 52 | 2019 | 2025 |
| Jonathan M. Shaw | Director | 59 | 2010 | 2027 |

*The nominees for director are:*

# Elizabeth Varki Jobes, Esq.



**AGE:** 58

**DIRECTOR SINCE:** 2023

**POSITION:** Director

Elizabeth Jobes is Chief Compliance Officer at Immunocore, having joined in January 2024. Most recently, Ms. Jobes worked at Amryt Pharmaceuticals which was sold in 2023. She has also had Compliance Officer roles at EMD Serono, Spark Therapeutics, Auxilium Pharmaceuticals, Adolor Inc. and Cephalon Inc. Ms. Jobes is a board member of Blue Foundry Bank and a past board member of Eyam Vaccines and Immunotherapeutics, and Ampio Pharmaceuticals.

Ms. Jobes obtained her J.D. from Rutgers School of Law and a Bachelor of Arts in Foreign Service and International Politics from Pennsylvania State University, State College PA.

Ms. Jobes is a member of the South Asian Bar Association and is a past board member of Women's Way and Support Center for Child Advocates.

Ms. Jobes' years of combined legal and compliance experience leading large, global companies, as well as her service on a public board, brings additional perspective to our Board of Directors.

# Patrick H. Kinzler



**AGE:** 66

**DIRECTOR SINCE:** 2012

**POSITION:** Director

Patrick H. Kinzler has been Managing Principal at HLW International LLP, an architectural firm, since 2006. His areas of responsibility include Finance, Legal, and Information Technology. Mr. Kinzler served as Treasurer of KPMG Consulting / BearingPoint from January 2000 until December 2005. From 1997 until 2000, Mr. Kinzler served as Assistant Treasurer of SmithKline Beecham. Mr. Kinzler began his corporate career in 1986 with PNC Financial Corp., first in the credit training program and then as a Corporate Banker in PNC's New York office. His last position was a Manager of Large Corporate Banking in the New Jersey marketplace. Mr. Kinzler received a Bachelors degree in Business Administration and Accounting from Shippensburg State University and an MBA in Finance from Temple University.

Mr. Kinzler's valuable experience in banking and corporate treasury greatly assists the Board of Directors with its assessment of our risk management efforts and operational needs.

# Mirella Lang



**AGE:** 46

**DIRECTOR SINCE:**
2020

**POSITION:** Director

Mirella Lang leads institutional capital formation at ITE Management, an alternative asset management firm. Ms. Lang is a business development leader with over 20 years of experience in institutional investment management, investment banking and financial institutions across the US. She was most recently a Managing Director on AQR's Business Development team, leading fundraising and investor relations with large institutional investors and strategic clients of the firm. Prior to AQR, Ms. Lang was a Director in the Financial Institutions Group in the investment banking division at UBS, and earlier at Merrill Lynch & Co. While in investment banking, Ms. Lang advised banks, asset management and insurance companies on corporate initiatives, such as M&A, capital raising, restructuring, and leveraged buyouts.

She earned a Bachelor of Science in Accounting from Washington & Lee University, summa cum laude and Phi Beta Kappa, and received an MBA from the University of California at Berkeley's Haas School of Business. Ms. Lang serves on the Board of ASSIST, a non-profit organization focused on high school exchange education for exceptionally gifted international students.

Ms. Lang's experience with investment management, investment banking and the financial institutions industry brings valuable skills to our board.

# James D. Nesci



**AGE:** 52

**DIRECTOR SINCE:**
2019

**POSITION:** President, Chief Executive Officer and Director

James D. Nesci serves as President and Chief Executive Officer of Blue Foundry Bank, a position he has held since 2018. In addition, he is a board member of the New Jersey Bankers Association.

Mr. Nesci has been instrumental in developing the Blue Foundry brand. Prior to his role at Blue Foundry Bank, he served as Head of National Sales for TD Bank's $20 billion U.S. wealth management business. Before joining TD Bank, Mr. Nesci served as Executive Vice President and Chief Wealth Management Officer of Provident Bank and was President of Beacon Trust, a wholly owned subsidiary of Provident Bank. Prior to this, Mr. Nesci was Chief Operating Officer with Wilmington Trust Company, National Wealth Management.

Mr. Nesci earned two separate MBAs from Columbia Business School and the London Business School, respectively, as well as a Bachelors degree in Business Administration in Finance from Hofstra University in New York. He also has received his Fellowship certificate from the National Association of Corporate Directors (NACD).

Mr. Nesci's positions as President and Chief Executive Officer foster clear accountability, effective decision-making, a clear and direct channel of communication from senior management to the full Board of Directors, and alignment on corporate strategy.

 **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF ALL NOMINEES.**

*The following directors have terms ending at the 2026 Annual Meeting of Shareholders:*

# J. Christopher Ely



**AGE:** 68

**DIRECTOR SINCE:** 1997

**POSITION:** Vice Chairman

J. Christopher Ely has been a Director of Blue Foundry Bank for over 25 years. Mr. Ely, a licensed real estate agent, is President of One Madison Management Corp., a real estate management and consulting firm that serves the needs of residential, commercial and industrial property owners in Northern New Jersey.

He received a Bachelor of Science degree in Business Administration/Accounting from Montclair State College, began his career with Price Waterhouse and Co. and earned his Certified Public Accounting license. He serves as an Assistant Treasurer for the Glen Ridge Congregational Church.

Mr. Ely chairs the Audit Committees of both the Company and Blue Foundry Bank.

Mr. Ely provides the Board of Directors with extensive knowledge of accounting, real estate and small business management matters.

# Robert T. Goldstein



**AGE:** 62

**DIRECTOR SINCE:** 2015

**POSITION:** Director

Robert T. Goldstein currently serves as the Group Benefit Specialist at Astorino Financial Group, Inc. having, previously been an Investment Advisory Representative at the firm. Prior to those positions, he was the President and Owner of R.J. Goldstein & Associates, Inc., an employee benefits consulting and brokerage firm, which he sold to World Insurance Associates, LLC (WIA) in 2017. He remains a Principal at WIA.

Mr. Goldstein received his Bachelor of Science in Mathematics from Fairfield University. He also has received his Fellowship certificate from the NACD.

Mr. Goldstein offers a valuable perspective and experience with respect to human capital and employee benefits matters as well as with respect to developing a successful business.

# John F. Kuntz, Esq.



**AGE:** 69

**DIRECTOR SINCE:**
2024

**POSITION:** Director

John F. Kuntz, Esq. joined the Board in July 2024. Prior to joining the Company, Mr. Kuntz held many executive roles at Provident Bank and its parent company, Provident Financial Services, Inc. During his tenure there, he served as General Counsel and Corporate Secretary of the parent company. Most recently, he served as Senior Executive Vice President and Chief Administrative Officer of Provident Bank where he managed several departments, including Loan and Deposit Operations, Credit, Facilities, Marketing, Human Resources and Information Technology. Mr. Kuntz participated in a number of transactions while at Provident, including taking that bank public and acquiring five banks and three wealth management companies. Mr. Kuntz also served as corporate secretary of The Provident Bank Foundation and was a member of the Board of Directors of Beacon Trust Company, a full-service wealth management company.

Mr. Kuntz was a member of the American Bankers Association General Counsels Group and the Society for Corporate Governance. He obtained his J.D. from New York Law School, his B.A. degree from Fairfield University and is licensed to practice law in both New Jersey and New York. Through the NACD, Director Kuntz has been certified in cybersecurity oversight by Carnegie Mellon University Software Engineering Institute.

Mr. Kuntz's extensive knowledge and experience in financial, legal, operational and administrative matters and his invaluable leadership skills provides additional perspective and depth to the Board of Directors.

*The following directors have terms ending at the 2027 Annual Meeting of Shareholders:*

# Kenneth Grimbilas



**AGE:** 71

**DIRECTOR SINCE:**
1997

**POSITION:** Chairman of
the Board

Kenneth Grimbilas is the Chairman of Blue Foundry Boards of Directors and has served as a Director for over 20 years. Mr. Grimbilas is the Chief Executive Officer of Tornqvist, Inc., a boutique fabrication and machine shop that has served many clients in the pharmaceuticals, government, transportation, aerospace, entertainment, and consumer goods industries. In addition, Mr. Grimbilas has been a member of the board of the Chilton Memorial Hospital Foundation, now Chilton Medical Center, part of Atlantic Health.

Mr. Grimbilas' success in developing and sustaining a manufacturing business in New Jersey provides the Board of Directors with knowledge of business and operational matters as well as the Northeastern New Jersey market area.

# Jonathan M. Shaw



**AGE:** 59

**DIRECTOR SINCE:**
2010

**POSITION:** Director

Jonathan M. Shaw is President and Owner of Salon Development Corp, a regional chain of hair salons founded in 1964, and President and Owner of Lemon Tree Development, the national franchisor of Lemon Tree Hair Salons. Mr. Shaw received a Bachelor of Science from Syracuse University. He also has received his NACD Fellowship certificate.

Mr. Shaw's experience as a business owner and entrepreneur offers a valuable perspective on developing a successful business as well as the challenges and risks an organization may face as it grows its product offerings and markets into new areas.

# EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

*Kelly Pecoraro*, age 56, has been our Executive Vice President and Chief Financial Officer since May 2022. Prior to joining Blue Foundry Bank, Ms. Pecoraro served as Executive Vice President, Chief Accounting Officer and Comptroller from January 2019 until April 2022 at Investors Bank, Short Hills, New Jersey, when Investors Bank was acquired by Citizens Financial Group, Inc. Ms. Pecoraro joined Investors Bank in May 2005 as part of the Financial Reporting team, holding various positions prior to becoming the Chief Accounting Officer in January 2010. Prior to joining Investors Bank, Ms. Pecoraro served as an audit professional at KPMG LLP. Ms. Pecoraro received a Bachelor's degree in Accounting from St. Peter's College.

*Elyse D. Beidner*, age 71, has been our Executive Vice President and Chief Legal Officer since 2004. Prior to joining Blue Foundry Bank, Ms. Beidner gained more than 25 years of experience providing legal support for various financial institutions including JP Morgan Chase and Bank of America. She earned her Bachelor's degree in French and Spanish from Goucher College, her Juris Doctor degree from Widener University School of Law, and her Masters in Corporate Law from New York University School of Law.

*Aleksander Malkiman*, age 50, has been our Executive Vice President and Chief Technology Officer since March 2022. Prior to joining Blue Foundry Bank, Mr. Malkiman acted as the Executive Director and Head of IT Infrastructure and Security at CIFC Asset Management and as Director of Global Infrastructure and Client Services at ITG. Mr. Malkiman earned a Bachelor of Science in Computer and Information Science from Brooklyn College, and later earned an MBA in Information Systems Management and Financial Management from the Lubin School of Business at Pace University.

*Keith D. Owes*, age 49, began his role as Executive Vice President and Chief Risk Officer in September 2024. Prior to joining Blue Foundry Bank, he acted as Chief Risk Officer at the Bancorp Bank, NA and held various senior management positions at Merrill Lynch and Bank of America. Mr. Owes brings over 20 years of extensive experience in enterprise risk and organization management, coupled with comprehensive, hands-on experience in process optimization, third-party vendor management, cybersecurity and strategic planning and implementation. Mr. Owes received a Bachelor's degree in Business Management from Howard University.

*Thomas Packwood*, age 59, has been our Senior Vice President and Chief Audit Executive since 2011. Prior to joining Blue Foundry Bank, Mr. Packwood held senior positions at Deloitte, U.S.B. Holding Co., USA Bank, and RSM US LLP. Mr. Packwood received a Bachelor's degree in Accounting from Villanova University and is a Certified Public Accountant. Additionally, he invented and implemented a patented quarterly Risk Assessment and Management System.

*Acela Roselle*, age 64, has been our Executive Vice President and Human Resources Director since 1999. Ms. Roselle attended The Wood Business School in New York and obtained a SHRM PHR Certification through Fairleigh Dickinson University in 2000.

# Corporate Responsibility Matters

We recognize and are committed to our corporate responsibility to conduct business in a sustainable and appropriate manner. We deeply care about the communities in which we operate. We believe this commitment and focus supports long-term shareholder value.

The Bank conducts its business activities with a view to ensuring that the interests of all stakeholders, including shareholders, employees, customers, and communities, are considered. Sustainability matters are discussed at the Board's Nominating and Corporate Governance Committee, the Bank's Executive Leadership Committee and the management Sustainability Committee, where ideas and actions are generated and monitored. The Company also coordinates regularly with the Blue Foundry Charitable Foundation to provide joint participation in community service projects.

The Bank has traditionally prioritized a highly engaged and diverse employee base serving its communities and customers in a safe, prudent and risk-disciplined manner. It has developed robust enterprise risk management and compliance functions that include cybersecurity and privacy policies. It maintains strong and proactive relationships with its state and federal regulators.

We have continued to focus on several key priorities as part of our sustainability initiatives:

- Business ethics are of manifest importance to us. Every director and employee is expected to comply with the Code of Conduct and recertifies their compliance on an annual basis.

- Safeguarding the privacy of customer data has always and continues to be a significant focus. The Bank continues to allocate significant resources to the most current technology, including data protection and training and testing related to cyber security and data privacy. To that end, we have implemented a strong, multi-layered perimeter to safeguard customer data. We regularly conduct tests to ensure that staff remain vigilant with respect to Company and customer information privacy. In addition, we regularly monitor the adequacy of our consumer financial protection measures.

- To combat cybersecurity threats, training and education is frequently provided to the Board as well as employees so that they remain aware of possible threats to Company and customer information privacy. Through the National Association of Corporate Directors, Director Kuntz, the newest member of the Company's Board of Directors, has been certified in cybersecurity oversight from the Carnegie Mellon University Software Engineering Institute.

- To protect our customers and all constituents in our communities, our Security Department officers regularly address financial fraud, providing suggestions and methods for safeguarding customers' financial assets.

- Diversity of the Board is important. The Nominating and Corporate Governance Committee continually assesses the diverse attributes (such as geographic, professional, demographic) as well as skill sets of the existing Board and identifies opportunities for expanding its skill set. Board-level discussions remain a continuing agenda item. While the Committee does not have a formal policy or specific guidelines regarding board diversity, applicable laws, rules, and listing standards are monitored regularly to ensure the Board's ongoing compliance.

Being a "solid citizen" was and has always been an integral part of the Bank's core principles. We have always operated with our customers, communities, employees and shareholders top of mind: the Company eliminated corporate-owned vehicles; digitized records enterprise-wide to reduce the amount of paper utilized; minimized reliance on printers through increased use of technology; converted to electronic statements to reduce the number of paper statements generated and disseminated to customers thereby saving paper and emissions from equipment and delivery channels; and increased waste-management and recycling efforts in its premises.

The administrative headquarters were designed with a focus specifically geared toward sustainability. Similar initiatives have been utilized in all branch builds and renovations. The Bank continuously seeks to optimize branch strategy by determining the appropriate physical footprint while offering an ever-expanding roster of digital banking services to the communities.

## HUMAN CAPITAL MANAGEMENT

The success of our business is highly dependent on our employees; they are dedicated to our mission to inspire and enable the communities we serve to achieve financial stability and success. We seek to hire and retain well qualified employees to sustain and build on our culture of service and performance. Our selection and promotion processes do not discriminate as we focus on placing the most qualified candidate in the appropriate position. The Bank maintains a job posting and referral program as well as an

Affirmative Action Program, and, in an effort to attract and retain qualified applicants, particularly in areas where a shortage of personnel exists, the Bank provides additional incentives to employees who assist in the recruitment of new hires.

Our workforce is 59% female and 41% male. None of our employees are covered by a collective bargaining agreement.

We encourage the growth and development of our employees and, whenever possible, seek to fill positions by promotion and transfer from within. Continual learning and career development are advanced through annual performance and development conversations between employees and their managers. The Bank encourages all employees to utilize internally developed training programs, customized corporate training engagements and educational reimbursement programs to improve their skills and qualifications to enable them to be considered for promotion or advancement. We offer employees an in-house leadership program, led by William Paterson University instructors, that includes critical thinking, emotional intelligence, management and leadership skills. The safety, health, and physical and mental wellness of our employees is a top priority. We promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible and hybrid work schedules, subsidizing health care premiums, and sponsoring various wellness programs through which employees are encouraged to incorporate healthy habits into their daily routines. The administrative headquarters' office space was designed with the health and well-being of our workforce in mind in that it was configured to maximize natural light and provide flexible and collaborative workstations.

Employee retention is important to our continued success and helps us operate efficiently and achieve our business objectives. We provide competitive wages, annual incentive bonuses, a 401(k) Plan with an employer matching contribution, equity ownership in our Company via an employee stock ownership plan and equity incentive plan, healthcare and wellness programs, a life assistance program, flexible spending accounts, group term life insurance, identity fraud coverage, generous paid time off, 11 paid holidays, and an educational assistance program. Our hybrid/remote work schedule has not only assisted with recruitment efforts but has reduced employee travel expense by an average of 40%.

# DIVERSITY, INCLUSION AND RESPECT IN THE WORKPLACE



Management and staff at all levels of the Company and the Bank are expected to behave in a fair, ethical and lawful manner in all circumstances. This includes both internal interactions with other members of the organization and external interactions with customers, members of the community, vendors, and applicants for employment. We firmly believe that our high standard of ethical behavior will sustain the favorable reputation of Blue Foundry Bank in the marketplace and ensure the Bank remains a great place to work, invest in and do business with.

We communicate our expectations for honest, fair and ethical behavior through numerous policies within the organization. The commitment of our directors and executive management team to moral and ethical behavior means that the proper tone is set from the top of the organization. This begins with our Code of Conduct which describes the moral, ethical, legal and regulatory requirements by which all personnel must conduct themselves. The Code of Conduct establishes the expectation that employees conduct themselves with integrity, at all times. It provides employees with governing principles to guide their conduct with clients, customers, suppliers, vendors, shareholders, co-workers, regulators, markets, and the communities in which we operate. It applies to the employees and directors of the Company, the Bank, and their direct and indirect subsidiaries. Importantly, each officer at the Vice President level and above, and each director, must also abide by the Conflict of Interest and Confidentiality Policy. This Policy recognizes the importance of fostering a culture of transparency, integrity and honesty and, as such, mandates that all such parties avoid any actions that appear to interfere with good judgment concerning the Bank's best interests. These Policies are reviewed on an annual basis and updated as warranted or appropriate; and all employees and directors are required to certify/recertify their acknowledgement with these Policies annually.

Blue Foundry Bank is dedicated to ensuring that all personnel decisions are made in accordance with equal employment opportunity laws and principles. The Bank prohibits discrimination with respect to all employment actions (including recruitment, selection, training, promotion, transfer, layoff and termination, and job-related social or recreational programs), and with respect to any of the terms and conditions of employment. Similarly, the Bank will not tolerate any harassment of a sexual, racial, ethnic, age or religious nature, or based on any other personal characteristics protected by law from such harassment, that is directed toward any employee or applicant for employment or any other person in the workplace by any other employee or vendors.

Additional policies that communicate the importance and expectations of honest, ethical and fair behavior include the Insider Trading Policy which prohibits directors, officers and other employees from trading shares of the Company's common stock based on material nonpublic information.

To reinforce the importance of the policies above, annual training programs are provided to all employees. These programs help employees understand how the policies apply on a day-to-day basis and how to deal with events and situations that may occur. Employees are encouraged to report concerns without fear of retaliation and may do so in a confidential manner in accordance with our whistleblower policies.

The Company's diversity can be seen throughout the organization, including members of the Executive Management team. Of our seven executives, three are women and two, Acela Roselle and Keith Owes, are members of underrepresented minority groups.

*Community Engagement.* A key element of our mission is to encourage the stability and success of our communities. The Company continues to support organizations that provide healthcare, economic assistance, education and other vital resources. Some of our more significant community-oriented efforts included support of food pantries across all of our markets, local healthcare, law enforcement and emergency squads. The Company establishes important relationships in each of its communities by participating in, hosting and supporting local events and initiatives. The Company also encourages volunteerism through Company and Bank-coordinated "Community Impact" opportunities including donation drives, fundraisers, financial literacy classes, trail clean-up days and volunteer efforts at local non-profit organizations. We strive to have all employees participate in at least one of the organized opportunities during the year. We also continue to support our communities through the many donations made by the Blue Foundry Charitable Foundation, which cultivates partnerships with non-profit organizations and fosters development within our diverse communities with a focus on four key giving pillars — Affordable Housing, Education, Youth Programs, and Health and Human Services. Through 2024, Blue Foundry Charitable Foundation awarded nearly $1.4 million in grants to non-profit organizations in our communities. These grants, spanning in amounts from $875 to $100,000, help address community needs by supporting programs that provide affordable healthcare and childcare, safe housing for people experiencing homelessness or escaping abusive relationships, constructing affordable housing, and making higher education, the arts and job readiness attainable for those living in underserved communities.

Further information related to Blue Foundry Bank's support of its communities through volunteerism and philanthropic activities can be found in the 'In the News' section of Blue Foundry Bank's website: www.bluefoundrybank.com and on Blue Foundry Charitable Foundation's website: www.bluefoundrycharitablefoundation.org.

## REFERENCES TO OUR WEBSITE ADDRESS

References to our website address, www.bluefoundrybank.com, throughout this proxy statement and the accompanying materials are for informational purposes only or to fulfill specific disclosure requirements of the SEC's rules. These references are not intended to, and do not, incorporate the contents of our websites by reference to this proxy statement or the accompanying materials.

# Corporate Governance

Blue Foundry is committed to maintaining sound corporate governance guidelines and very high standards of ethical conduct and is in compliance with applicable corporate governance laws and regulations. The following are key features of our corporate governance practices.

- Of our current 9 Directors, 8 are independent.

- The Board and management regularly focus on strategic planning.

- New directors are onboarded with an orientation package and are assigned an existing member of the Board as their mentor during an integration period.

- The Board follows a robust Director Education Program to keep abreast of significant risks and compliance issues; laws, regulations and requirements applicable to the Company; corporate governance best practices; products and services offered by the Company; changes in the financial services industry; enhancements in technology and platforms relating to the financial services industry; and the delivery and availability of banking products and services. Each director completed between 16 and 22 hours of relevant education and training in 2024.

- Stock ownership and retention policies are in place for directors and executive officers.

- We have a clawback policy as well as a supplemental clawback policy that apply to the bonus and incentive compensation paid to our executive officers.

- The Board conducts annual self-evaluations for the full board, individual board members and each of the board committees.

- The Board reviews management talent and succession planning at least annually.

- The Board actively utilizes internal and external experts in the matters of audit, governance, compensation, shareholder interests and risk management.

- The Board understands the importance of maintaining regular, open, and transparent communications with our federal and state regulators.

- We have practices to align executive compensation with long-term shareholder interests; these practices are routinely reviewed and appropriately revised by the Compensation Committee in conjunction with an independent compensation consultant.

- We oversee our risk management with a focus on the most significant enterprise risks facing our Company, including compliance, credit, legal, liquidity, regulatory, market, operational, cybersecurity, reputational, and strategic risks.

- We have guidelines governing the use of pre-established trading plans for transactions in our securities.

## ENGAGEMENT

Our Board and management's active engagement with our shareholders in soliciting their perspectives is critical to providing long-term value to all of our Company's stakeholders. We are committed to constructive and meaningful communication with our shareholders.

Throughout 2024, management and directors proactively engaged with a number of our institutional shareholders as well as retail shareholders. This was accomplished through outreach, meetings, investor presentations and quarterly earnings calls. In addition, we host quarterly town hall meetings with our employees, nearly all of whom are shareholders.

## CODE OF ETHICS FOR SENIOR OFFICERS

Blue Foundry Bancorp has adopted a Code of Ethics for Senior Officers that applies to Blue Foundry Bancorp's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics for Senior Officers is available on our website at www.bluefoundrybank.com and can be accessed by clicking "Investor Relations" and then "Governance—Governance Documents." The Code is reviewed and re-approved annually.

# BOARD LEADERSHIP STRUCTURE AND THE BOARD'S ROLE IN RISK OVERSIGHT

Our Board believes that sound corporate governance calls for an independent oversight function. The role of chairman has always been filled by an independent director.

Under the Board of Directors leadership structure, the offices of Chairman of the Board and Chief Executive Officer are held by separate individuals. The Chairman of the Board is Kenneth Grimbilas, who is an independent director and does not serve in any executive capacity with the Company. The Company's Chief Executive Officer is James D. Nesci. This current structure provides for a greater role of the independent directors in the oversight of Blue Foundry Bancorp and Blue Foundry Bank, and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board. The Board conducts regular executive sessions of independent directors.

To further assure effective independent oversight, the Board of Directors has adopted a number of governance practices, including:

- a majority independent Board of Directors;
- regular meetings and executive sessions of the independent directors;
- annual board, board member, and board committee self-assessments; and
- annual performance evaluations of the President and Chief Executive Officer by the independent directors.

The Board of Directors recognizes that, depending on the circumstances, other leadership models might be appropriate. Accordingly, the Board of Directors periodically reviews its leadership structure.

The entire Board of Directors is actively involved in oversight of risks that could affect the Company. However, the Board established a separate standing Enterprise Risk Management Committee to facilitate its risk oversight responsibilities. The full Board retains the responsibility for general oversight of risks. The Board satisfies this responsibility through reports by the committee chair of each board committee regarding the committees' considerations and actions, through review of minutes of committee meetings, and through regular reporting directly from officers responsible for oversight of particular risks within the Company. Risks relating to the direct operations of the Bank are further overseen by the Board of Directors of the Bank, whose directors are the same individuals who serve on the Board of Directors of Blue Foundry Bancorp. All management committees including enterprise risk management, loan and loan oversight, asset liability/investment and information technology, are responsible for the establishment of policies that guide management and staff in the day-to-day operation of the Company and the Bank.

# BOARD COMPOSITION

The Board is committed to continuing to diversify the composition and skill sets of the Board. For example, in 2024, John F. Kuntz was appointed to both Boards, bringing extensive, executive-level experience in the financial services industry as well as in our markets, along with a depth of skills in risk management and finance. Through the National Association of Corporate Directors (NACD), Director Kuntz has been certified in cybersecurity oversight by Carnegie Mellon University Software Engineering Institute.

# SUNSETTING OF THE CLASSIFIED BOARD

As a newly-public company, the Board had determined that continuing its classified board structure was important to support the Company's stability and oversight during the initial period following its public offering in July, 2021. In 2022, the Board approved a plan to phase in the declassification of the Board so that by the 2027 annual meeting of shareholders, a period of five (5) annual meetings following the 2021 initial public offering, all directors will be elected for one-year terms.

In 2023, at the annual shareholder meeting, the Company obtained shareholder approval to implement the declassification of the Board.

# DIRECTOR INDEPENDENCE

The Board of Directors has determined that each of our directors, with the exception of Chief Executive Officer James D. Nesci, is "independent" as defined in the listing standards of the NASDAQ Stock Market. Mr. Nesci is not independent because he is one of our executive officers. In determining the independence of our directors, the Board of Directors considered relationships between Blue Foundry Bank and our directors that are not required to be reported under "—Transactions with Certain Related Persons," below.

# ATTENDANCE AT ANNUAL MEETINGS OF SHAREHOLDERS

Blue Foundry Bancorp does not have a written policy regarding director attendance at annual meetings of shareholders, although directors are expected to attend these meetings absent unavoidable scheduling conflicts. All directors attended the 2024 Annual Meeting of Shareholders, and we anticipate that all of our directors will attend the 2025 Annual Meeting of Shareholders.

# COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any shareholder who wishes to contact our Board of Directors or an individual director may do so by writing to: Blue Foundry Bancorp, 19 Park Avenue, Rutherford, New Jersey 07070, Attention: Board of Directors. The letter should indicate that the sender is a shareholder and, if shares are not held of record, should include appropriate evidence of stock ownership. Communications are reviewed by the Corporate Secretary and are then distributed to the Board of Directors or the individual director, as appropriate, depending on the facts and circumstances outlined in the communications received. The Corporate Secretary may attempt to handle an inquiry directly (for example, where it is a request for information about Blue Foundry Bancorp or it is a stock-related matter). The Corporate Secretary has the authority not to forward a communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate. At each Board of Directors meeting, the Corporate Secretary shall present a summary of all relevant communications received since the last meeting that were not forwarded and make those communications available to the Directors on request.

# MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The business of Blue Foundry Bancorp is conducted at regular and special meetings of the Board of Directors and its committees. In addition, the "independent" members of the Board of Directors (as defined in the listing standards of the NASDAQ Stock Market) meet in executive sessions. The standing committees of the boards of directors are the Audit Committee, Compensation Committee, the Nominating and Corporate Governance Committee, and the Enterprise Risk Management Committee.

The Board of Directors of Blue Foundry Bancorp held four regular meetings, one annual organizational meeting and eleven special meetings during the year ended December 31, 2024, and its annual shareholder meeting on May 16, 2024. The Board of Directors of Blue Foundry Bank held twelve regular meetings, one special meeting, and one annual organizational meeting during the year ended December 31, 2024. No member of the Board of Directors or any committee thereof attended fewer than 75% of the aggregate of: (i) the total number of meetings of the Board of Directors (held during the period for which he or she has been a director); and (ii) the total number of meetings held by all committees on which he or she served (during the periods that he or she served).

***Audit Committee.*** The Audit Committee consists of Directors Ely, Grimbilas, Jobes, Kinzler, Kuntz and Lang. Mr. Ely serves as Chair of the Audit Committee. Each member of the Audit Committee is "independent" as defined in our Nominating and Corporate Governance Committee Charter. The Board of Directors has determined that Mr. Ely qualifies as an "audit committee financial expert" as that term is used in the rules and regulations of the SEC.

Our Board of Directors has adopted a written charter for the Audit Committee, which is available on our website at www.bluefoundrybank.com and can be accessed by clicking "Investor Relations" and then "Governance—Governance Documents." As more fully described in the Audit Committee Charter, the Audit Committee reviews the financial records and affairs of Blue Foundry Bancorp and monitors adherence in accounting and financial reporting to accounting principles generally accepted in the United States of America. The Audit Committee met ten times during the year ended December 31, 2024.

***Compensation Committee.*** The Compensation Committee consists of Directors Grimbilas, Ely, Goldstein, Lang and Shaw. Mr. Goldstein serves as Chair of the Compensation Committee. No member of the Compensation Committee is a current or former officer or employee of Blue Foundry Bancorp or Blue Foundry Bank. The Compensation Committee met six times during the year ended December 31, 2024.

With regard to compensation matters, the Compensation Committee's primary purposes are to discharge the Board's responsibilities relating to the compensation of the Chief Executive Officer and other executive officers, to oversee Blue Foundry Bancorp's compensation and incentive plans, policies and programs, and to oversee Blue Foundry Bancorp's management development and succession plans for executive officers. Blue Foundry Bancorp's Chief Executive Officer is not present during any committee deliberations or voting with respect to his compensation. The Compensation Committee may form and delegate authority and duties to subcommittees as it deems appropriate.

The Compensation Committee operates under a written charter which is available on our website at www.bluefoundrybank.com and can be accessed by clicking "Investor Relations" and then "Governance—Governance Documents." This charter sets forth the responsibilities of the Compensation Committee and reflects the Compensation Committee's commitment to create a compensation structure that encourages the achievement of long-range objectives and builds long-term value for our shareholders.

The Compensation Committee considers a number of factors in its decisions regarding executive compensation, including, but not limited to, the level of responsibility and performance of the individual executive officer, the overall performance of Blue Foundry Bancorp and a peer group analysis of other financial institutions in our markets. In order to identify the appropriate compensation level necessary to attract and retain the talent to build the institution, we consulted with our compensation consultant in developing our peer group. Our peer group is comprised of institutions of similar complexity, within the tri-state geographic area, with a median asset size of approximately $3.5 billion. Additional detail about our compensation consultant, as well as peer group, can be found in the Compensation Discussion and Analysis (CD&A) section of the Proxy.

Our executive compensation program is designed to:

- Attract and retain talented employees in leadership positions by recognizing the importance of these individuals to Blue Foundry Bancorp and the Bank.
- Support our strategic performance objectives. Our goal is to provide executive officers with a total compensation package competitive with the market and industry in which we operate, and to promote the long-term goals and performance of Blue Foundry Bancorp. With this in mind, we implemented a formal annual incentive plan in 2020 that pays cash awards to the executive officers based on certain performance metrics without encouraging them to take unnecessary risks. In addition, at the 2022 Annual Meeting of Shareholders, the shareholders approved the 2022 Equity Incentive Plan. We believe the use of these plans aligns the interests of management with those of our shareholders.

***Nominating and Corporate Governance Committee.*** The Nominating and Corporate Governance Committee consists of Directors Grimbilas, Goldstein, Kuntz and Shaw with Mr. Shaw serving as Chair. The Nominating and Corporate Governance Committee met three times during the year ended December 31, 2024.

The Nominating and Corporate Governance Committee operates under a written charter which is available on our website at www.bluefoundrybank.com and can be accessed by clicking "Investor Relations" and then "Governance—Governance Documents."

As more fully described in its charter, the Nominating and Corporate Governance Committee assists the Board of Directors in identifying qualified individuals to serve as Board members, in determining the composition of the Board of Directors and its committees, in developing, recommending and overseeing a process to assess Board effectiveness and in developing and recommending the Company's corporate governance guidelines. The Nominating and Corporate Governance Committee also considers and recommends the nominees for director to stand for election at the Company's annual meeting of shareholders.

***Enterprise Risk Management Committee.*** The Enterprise Risk Management Committee consists of Directors Grimbilas, Jobes, Kinzler, Kuntz, Lang and Shaw with Mr. Kinzler serving as Chair. The Enterprise Risk Management Committee met four times during the year ended December 31, 2024.

The Enterprise Risk Management Committee has the responsibility of risk oversight and determining that significant risks of Blue Foundry Bancorp are monitored by the Board of Directors or one of its standing committees. The Enterprise Risk Management Committee is responsible for reviewing and monitoring enterprise risk including interest rate, liquidity, operational, compliance, strategic and reputational risks.

# COMMITTEE CHARTERS

The Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee and the Enterprise Risk Management Committee each operate pursuant to a separate written charter adopted by the Board. All of the committee charters are available on our website: www.bluefoundrybank.com. The information contained on the website is not incorporated by reference or otherwise considered a part of this document.

# NOMINATING AND CORPORATE GOVERNANCE COMMITTEE PROCEDURES

It is the policy of the Nominating and Corporate Governance Committee of the Board of Directors to consider director candidates recommended by shareholders who appear to be qualified to serve on the Board of Directors. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

***Diversity Considerations.*** The Board of Directors does not have a formal policy or specific guidelines regarding diversity among board members. However, the Board of Directors seeks members who represent a mix of backgrounds that will reflect the diversity of our shareholders, employees, and customers, and experiences that will enhance the quality of the Board of Directors' deliberations and decisions. As the holding company for a community-oriented bank, the Board of Directors also seeks directors who can continue to strengthen Blue Foundry Bank's position in its communities and can assist Blue Foundry Bank with business development through business and other community contacts. The Board of Directors is committed to continuing to diversify the composition of the Board.

***Process for Identifying and Evaluating Nominees; Director Qualifications.*** The Board of Directors considers the following criteria in evaluating and selecting candidates for nomination:

- ***Contribution to Board*** — Blue Foundry Bancorp endeavors to maintain a Board of Directors that possesses a wide range of abilities. Thus, the Board of Directors will assess the extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board of Directors. The Board of Directors will also take into consideration the number of public company boards of directors, other than Blue Foundry Bancorp's, and committees thereof, on which the candidate serves. The Board of Directors will consider carefully the time commitments of any candidate who would concurrently serve on the boards of directors of more than two public companies other than Blue Foundry Bancorp.

- ***Experience*** — Blue Foundry Bancorp is the holding company of Blue Foundry Bank, an insured depository institution. Because of the complex and heavily regulated nature of Blue Foundry Bancorp's business, the Board of Directors will consider a candidate's relevant financial, regulatory and business experience and skills, including the candidate's knowledge of the banking and financial services industries, familiarity with the operations of public companies and ability to read and understand fundamental financial statements, as well as real estate and legal experience.

- ***Familiarity with and Participation in Local Community*** — Blue Foundry Bancorp is a community-oriented organization that serves the needs of local consumers and businesses. In connection with the local character of Blue Foundry Bancorp's business, the Board of Directors will consider a candidate's familiarity with Blue Foundry Bancorp's market area (or a portion thereof), including without limitation the candidate's contacts with and knowledge of local businesses operating in Blue Foundry Bancorp's market area, knowledge of the local real estate markets and real estate professionals, experience with local governments and agencies and political activities, and participation in local business, civic, charitable or religious organizations.

- ***Integrity*** — Due to the nature of the financial services provided by Blue Foundry Bancorp and its subsidiary, Blue Foundry Bancorp is in a special position of trust with respect to its customers. Accordingly, the integrity of the Board of Directors is of utmost importance to developing and maintaining customer relationships. In connection with upholding that trust, the Board of Directors will consider a candidate's personal and professional integrity, honesty and reputation, including, without limitation, whether a candidate or any entity controlled by the candidate is or has in the past been subject to any regulatory orders, involved in any regulatory or legal action, or been accused or convicted of a violation of law, even if such issue would not result in disqualification for service under Blue Foundry Bancorp's Bylaws.

- *Shareholder Interests and Dedication*—A basic responsibility of directors is the exercise of their business judgment to act in what they reasonably believe to be in the best long-term interests of Blue Foundry Bancorp and its shareholders. In connection with such obligation, the Board of Directors will consider a candidate's ability to represent the best long-term interests of Blue Foundry Bancorp and its shareholders, including past service with Blue Foundry Bancorp or Blue Foundry Bank and contributions to their operations, the candidate's experience or involvement with other local financial services companies, the potential for conflicts of interest with the candidate's other pursuits, and the candidate's ability to devote sufficient time and energy to diligently perform his or her duties, including the candidate's ability to personally attend board and committee meetings.

- *Independence*—The Board of Directors will consider the absence or presence of material relationships between a candidate and Blue Foundry Bancorp (including those set forth in applicable listing standards) that might impact objectivity and independence of thought and judgment. In addition, the Board of Directors will consider the candidate's ability to serve on any Board committees that are subject to additional regulatory requirements (e.g. SEC regulations and applicable listing standards). If Blue Foundry Bancorp should adopt independence standards other than those set forth in the NASDAQ Stock Market listing standards, the Board of Directors will consider the candidate's potential independence under such other standards.

- *Gender, Ethnic, and other Diversity*—Blue Foundry Bancorp understands the importance and value of diversity, including gender, ethnicity, skills, and other status, on a board of directors and will consider highly qualified candidates and their demographic backgrounds, including women and individuals from minority groups, to include in the pool from which candidates are chosen. The Board of Directors is committed to continuing to diversify the composition of the Board.

- *Additional Factors*—The Board of Directors will also consider any other factors it deems relevant to a candidate's nomination, including the extent to which the candidate helps the Board of Directors reflect the diversity of Blue Foundry Bancorp's shareholders, employees, customers and communities. The Board of Directors also may consider the current composition and size of the Board of Directors, the balance of management and independent directors, and the need for audit committee expertise.

The Board of Directors identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service, including the current members' board and committee meeting attendance and performance, length of board service, experience and contributions, and independence. Current members of the Board of Directors with skills and experience that are relevant to Blue Foundry Bancorp's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. If there is a vacancy on the Board of Directors because any member of the Board of Directors does not wish to continue in service or if the Board of Directors decides not to re-nominate a member for re-election, the Board of Directors would determine the desired skills and experience of a new nominee (including a review of the skills set forth above), may solicit suggestions for director candidates from all board members and may engage in other search activities.

The Board of Directors may consider qualified candidates for director suggested by our shareholders. Shareholders can suggest qualified candidates for director by writing to our Corporate Secretary at 19 Park Avenue, Rutherford, New Jersey 07070. The Board of Directors has adopted a procedure by which shareholders may recommend nominees to the Board of Directors. Shareholders who wish to recommend a nominee must write to Blue Foundry Bancorp's Corporate Secretary and such communication must include:

- A statement that the writer is a shareholder and is proposing a candidate for consideration by the Board of Directors;

- The name and address of the shareholder as they appear on Blue Foundry Bancorp's books, and of the beneficial owner, if any, on whose behalf the nomination is made;

- The class or series and number of shares of Blue Foundry Bancorp's capital stock that are owned beneficially or of record by such shareholder and such beneficial owner;

- A description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder;

- A representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the nominee named in the shareholder's notice;

- The name, age, personal and business address of the candidate and the principal occupation or employment of the candidate;

- The candidate's written consent to serve as a director;

- A statement of the candidate's business and educational experience and all other information relating to such person that would indicate such person's qualification to serve on Blue Foundry Bancorp's Board of Directors; and

- Such other information regarding the candidate or the shareholder as would be required to be included in Blue Foundry Bancorp's proxy statement pursuant to SEC Regulation 14A.

To be timely, the submission of a candidate for director by a shareholder must be received by the Corporate Secretary at least 120 days prior to the anniversary date of the proxy statement relating to the preceding year's annual meeting of shareholders. If the date of the annual meeting is advanced more than 30 days prior to or delayed more than 60 days after the anniversary of the preceding year's annual meeting, a shareholder's submission of a candidate shall be timely if delivered or mailed to and received by the Corporate Secretary of Blue Foundry Bancorp no later than the 10th day following the day on which public disclosure (by press release issued through a nationally recognized news service, a document filed with the SEC, or on a website maintained by Blue Foundry Bancorp) of the date of the annual meeting is first made.

Submissions that are received and that satisfy the above requirements are forwarded to the Board of Directors for further review and consideration, using the same criteria to evaluate the candidate as it uses for evaluating other candidates that it considers.

There is a difference between the recommendations of nominees by shareholders pursuant to this policy and a formal nomination (whether by proxy solicitation or in person at a meeting) by a shareholder. Shareholders have certain rights under applicable law with respect to nominations, and any such nominations must comply with applicable law and provisions of the Bylaws of Blue Foundry Bancorp. See "Shareholder Proposals and Nominations."

# AUDIT COMMITTEE REPORT

The Audit Committee has issued a report that states as follows:

- We have reviewed and discussed with management our audited consolidated financial statements for the year ended December 31, 2024.

- We have discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board Auditing Standard.

- We have received the written disclosures and the letter from the independent registered public accounting firm required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and have discussed with the independent registered public accounting firm their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Blue Foundry Bancorp specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

This report has been provided by the Audit Committee:

J. Christopher Ely (Chair)
Kenneth Grimbilas
Elizabeth Varki Jobes
Patrick H. Kinzler
John F. Kuntz
Mirella Lang

# OTHER GUIDELINES, PRACTICES AND POLICIES

**Stock Ownership Guidelines.** The Board of Directors believes that it is in the best interest of the Company and its shareholders to align the financial interests of its senior executive officers and directors with those of shareholders. Accordingly, the Company has adopted a Stock Ownership and Retention Policy for executive officers and directors of the Company that requires the following minimum dollar investment in Company common stock:

| Position | Guideline |
|---|---|
| Chief Executive Officer | One times (1x) of base salary |
| Other Executive Officers | One times (1x) of base salary |
| Non-Employee Directors | Three times (3x) the annual retainer paid to the Director for their board membership |

Newly appointed senior executive officers and directors have five years from the time they are appointed, promoted or elected, as the case may be, to meet these guidelines. In order to expedite this process, a minimum of 50% of shares (net of taxes) acquired through the Company's 2022 Equity Incentive Plan will be required to be held upon each vesting until the guidelines are met. For the purpose of determining if the ownership guidelines are met, unvested performance shares and underlying outstanding stock options will not be considered. Stock ownership for executive officers and directors is reviewed on an annual basis and the Compensation Committee maintains responsibility for the administration of this Policy at its full discretion.

**Executive Officer and Director Hedging and Pledging.** The Company has adopted an anti-hedging and anti-pledging policy, which prohibits directors and executive officers from engaging in or effecting any transaction designed to hedge or offset the economic risk of owning shares of Company common stock.

Accordingly, any hedging, derivative or other equivalent transaction that is specifically designed to reduce or limit the extent to which declines in the trading price of Company common stock would affect the value of the shares of Company common stock owned by an executive officer or director is prohibited. Cashless exercises of employee stock options are not deemed short sales and are not prohibited. This policy does not prohibit transactions in the stock of other companies.

The anti-hedging and anti-pledging policy also prohibits directors and executive officers from holding Company securities in a margin account or pledging Company securities as collateral for any other loan.

The Company does not have anti-hedging policies or procedures that are applicable to the Company's employees who are not executive officers and as such, hedging transactions by non-executive employees are not prohibited.

The information provided under this Executive Officer and Director Hedging and Pledging section shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference.

**Insider Trading Policy.** All directors, officers and employees of the Company are required to comply with the Company Policy Regarding Insider Trading which expressly prohibits any of them from trading any security (whether the stock of the Company or other issuer) while in possession of material, non-public information about the issuer. The Policy likewise prohibits disclosure of any material inside information of an issuer to any other person. The Policy also provides additional restrictions in the form of blackout periods for directors, senior officers and certain other designated employees. The foregoing summary of the Policy does not purport to be complete and is qualified in its entirety to the full text of the Policy, a copy of which is included in the Company's Form 10K for 2024 as Exhibit 19.

# TRANSACTIONS WITH CERTAIN RELATED PERSONS

The Sarbanes-Oxley Act of 2002 generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from such prohibition for loans made by federally insured financial institutions, such as Blue Foundry Bank, to their executive officers and directors in compliance with federal banking regulations. Federal regulations permit executive officers and directors to receive the same terms that are widely available to other employees as long as the director or executive officer is not given preferential treatment compared to the other participating employees. All transactions between the Company and its executive officers, directors, holders of 10% or more of the shares of its common stock and affiliates thereof, are on terms no less favorable to the Company than could have been obtained by it in arms-length negotiations with unaffiliated persons. Such transactions must be approved by a majority of the independent directors of the Company not having any interest in the transaction. In the ordinary course of business, Blue Foundry Bank makes loans available to its directors, officers and employees. The aggregate amount of our outstanding loans to an insider and related entities is approximately $1.2 million at December 31, 2024, consisting of three loans to a senior officer that were made before the officer became an employee of the Bank. These loans were made in the ordinary course of business and did not involve more than the normal risk of collectability nor present other unfavorable features, and are considered "transition" loans under Regulation O. The loans are performing in accordance with their terms.

Other than described above, we and our subsidiary have not had any transaction or series of transactions, or business relationships, nor are any such transactions or relationships proposed, in which the amount involved exceeds $120,000 and in which our directors or executive officers have a direct or indirect material interest.

Pursuant to our Policy and Procedures for Approval of Related Person Transactions, the Audit Committee reviews and approves all related party transactions in accordance with, and as required by, the NASDAQ corporate governance listing standards.

# DELINQUENT SECTION 16(a) REPORTS

Our executive officers and directors and beneficial owners of greater than 10% of the outstanding shares of common stock are required to file reports with the SEC disclosing beneficial ownership and changes in beneficial ownership of our common stock. SEC rules require disclosure if an executive officer, director or 10% beneficial owner fails to file these reports on a timely basis. Based solely on its review of copies of the reports the Company has received and written representations provided to it from the individuals required to file Section 16(a) reports, the Company believes that each individual who, at any time during the fiscal year ended December 31, 2024, served as an executive officer or director of the Company has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended December 31, 2024. We believe that no executive officer, director or 10% beneficial owner of our shares of common stock failed to file ownership reports on a timely basis.

# COMPENSATION CONSULTANTS

***Independent Compensation Consultant.*** Pearl Meyer & Partners, LLC ("Pearl Meyer") our nationally recognized, independent compensation consultant, reports directly to the Compensation Committee and provides no other services to the Company, Blue Foundry Bank or management. The Committee considered the firm's independence under the relevant SEC and stock exchange factors, and determined the firm satisfied the requirements for independence.

***Role of the Independent Compensation Consultant.*** Pearl Meyer provides independent compensation consulting services to the Committee related to executive officer and board of director compensation. In 2023, in establishing 2024 compensation, Pearl Meyer assisted Blue Foundry in review of restricted and performance stock awards to management as well as management base salary. Pearl Meyer had previously assisted Blue Foundry in reviewing compensation as well as in the development of its equity compensation program that was approved by the Company's shareholders at the 2022 annual meeting and has provided competitive market information on equity practices in banks comparable to Blue Foundry Bank.

# Executive Compensation

## COMPENSATION DISCUSSION AND ANALYSIS

The following section explains our executive compensation program for our named executive officers ("NEOs") listed below. This section also describes the Compensation Committee's process for making pay decisions, as well as its rationale for specific decisions related to the fiscal year ended December 31, 2024. Although our Company qualifies as an "emerging growth company" as defined by the SEC, which allows us to take advantage of scaled-back disclosure requirements, we are voluntarily including a more extensive narrative about our executive compensation program in an effort to be more transparent.

Our NEOs for 2024 were:

| Name | Position |
|------|----------|
| James D. Nesci | President and Chief Executive Officer |
| Kelly Pecoraro | Executive Vice President and Chief Financial Officer |
| Aleksander Malkiman | Executive Vice President and Chief Technology Officer |

## EXECUTIVE SUMMARY

### Business Overview

In 2024, the Company remained focused on executing its strategic priorities, delivering loan and deposit growth, and disciplined net interest margin management despite a dynamic economic environment. The Company reinforced its commercial banking strategy and maintained a strong, diversified balance sheet to support long-term growth. Key performance highlights included:

- Loan Growth: Total loans increased $22.8 million to $1.58 billion, driven by strong growth in commercial real estate ($27.1 million), construction ($25.1 million), and commercial and industrial loans ($4.5 million). These gains reflect Blue Foundry's continued commitment to supporting businesses and economic development, partially offset by a strategic reduction in residential and multifamily loans.

- Deposit Growth: Total deposits grew $98.4 million (7.91%) to $1.34 billion, with a notable $110.7 million increase in time deposits. While customer behavior shifted amid market conditions, driving higher demand for time deposits in 2024, the Bank reinforced its ability to attract and retain customers through competitive offerings and relationship banking.

- Net Interest Margin (NIM): A NIM of 1.90%, which slightly exceeded our targeted NIM, reflects a disciplined approach to managing funding costs and asset growth in a challenging rate environment and competitive market.

Our achievements in 2024 have strengthened the Company's foundation for long-term success. We maintained strong credit quality and a well-capitalized balance sheet, ensuring stability in a volatile environment. Non-performing loans remained low at 0.33% of total loans, with an allowance for credit losses exceeding 2.5 times non-performing loans, reflecting disciplined risk management. Continued loan and deposit growth, a strengthening and more diversified commercial portfolio, and a focused approach to financial management have well-positioned us to drive value creation.

## QUESTIONS AND ANSWERS REGARDING OUR COMPENSATION PRACTICES

At Blue Foundry, our executive compensation program is designed to support the Company's strategic objectives and financial priorities. In an unpredictable banking environment shaped by interest rate fluctuations, competitive pressures, and regulatory considerations, our approach emphasizes sensible growth, prudent risk management, and long-term value creation. From the perspective of the Compensation Committee, transparency is essential in how we approach executive compensation decisions. The following Q&A provides additional context on key aspects of our executive compensation program, including how we set performance targets and measure performance, structure long-term incentives, select our peer group, and ensure executive compensation aligns with Company performance and shareholder expectations.

### *How are performance targets set each year?*

Performance targets are set to align with business strategy, financial conditions, and market realities. In banking, factors such as interest rate movements, credit demand, funding costs, and regulatory constraints all influence financial performance in ways that make year-over-year comparisons insufficient on their own. For example, net loan growth and deposit growth targets are calibrated based on capital availability, risk tolerance, and anticipated economic conditions. Similarly, NIM targets are influenced by external rate trends and competitive pressures. By taking a forward-looking approach, we ensure that performance goals are rigorous, achievable, and aligned with sensible growth.

### *How do you ensure incentive plan performance targets are rigorous?*

Our performance targets for our incentive plans are determined through a structured process reflecting market conditions, regulatory limitations, and internal financial priorities. The Compensation Committee works closely with management to evaluate business plans, assess financial projections, and consider key risk factors to ensure that targets are both ambitious and achievable. Loan and deposit growth targets are critical for long term success and reflect expected economic conditions, capital planning considerations, and prudent risk management to support viable growth. NIM targets incorporate interest rate trends and funding costs, and ensure that we are growing our balance sheet in a controlled manner to drive long-term financial stability.

### *Why do the annual and long-term incentive plans use overlapping performance metrics?*

Our executive compensation program is designed to balance near-term execution with long-term stewardship, ensuring that leaders are accountable for both immediate performance and sustained value creation. To achieve this, both the annual cash incentive plan and performance-based restricted stock awards incorporate key financial metrics—net loan growth, net deposit growth, and NIM—to drive strategic consistency and align with the Company's long-term growth objectives.

The annual incentive plan focuses on short-term financial performance by measuring key business drivers at the end of each fiscal year. This structure encourages the immediate execution of strategic priorities while maintaining financial discipline. In contrast, our performance-based restricted stock awards are measured over a three-year performance period and are designed to reinforce long-term alignment. After the three-year measurement period, shares earned based on achievement of performance metrics convert into time-based restricted stock that vests ratably over four years, ensuring that executives remain focused on long-term shareholder interests.

### *How does the Company's equity granting process align with shareholder interests?*

The Company's long-term incentive strategy has been deliberate, evolving, and consistently aligned with shareholder interests. Long-term equity incentives ensure that the executives have a vested interest in the Company's stock performance, promoting decisions that drive long-term shareholder value. By holding significant shares, these leaders are more likely to prioritize strategies that enhance the overall financial health and market standing of the Company. It also incentivizes strong governance practices, including transparent decision-making, effective risk management, and accountability. Such practices are essential for maintaining investor confidence and achieving sustainable growth. As a newly public company, long-term equity incentives are a critical component of the Company's executive compensation strategy to attract and retain a leadership team that remains focused on building a strong foundation to foster long-term value creation.

Executives received their first equity grants in 2022, in the form of stock options, following shareholder approval of the 2022 Equity Incentive Plan. These stock options, which vest over seven years, directly link compensation to stock performance—having value only if the stock price exceeds the grant date price. In 2023, to better align with market practices, the Compensation Committee granted time-vested and performance-based restricted stock, with a seven-year vesting period. The initial performance-based restricted stock was subject to a one-year performance period, after which any earned shares would be converted into time-based restricted stock that vests ratably over seven years, reinforcing long-term value creation and retention and exceeding typical market practices for vesting periods. The performance metrics for the initial performance grants were not achieved and the grants were therefore forfeited. For 2024, the Compensation Committee approved maintaining both equity vehicles while adjusting the vesting period of time vest awards to six years and the measurement period for the performance awards to three years, as discussed above, and the vesting period to four years after the measurement period—enhancing competitiveness while keeping a strong long-term focus. Many of our peers use shorter vesting periods of three to five years, but our approach ensures executive rewards remain tied to sustained Company performance and long-term shareholder value.

### *How does the Compensation Committee select a peer group?*

The Compensation Committee selects peers based on a principles-driven approach that ensures executive pay remains competitive and reflects the demands of leading publicly traded financial institutions. While asset size is one factor, the peer group is also shaped by industry alignment, business complexity, regulatory requirements, market presence, and competition for executive talent. Our leadership team must have the sophistication to operate in public markets, manage regulatory oversight, and execute strategic growth—all of which require benchmarking against institutions with similar challenges.

In late 2023, the Compensation Committee, with input from Pearl Meyer, approved the 2024 peer group to ensure alignment with our size, industry, and competition for talent. This included U.S.-based commercial banks with assets between $1.3 billion and $6.7 billion, reflecting our expected growth trajectory and the broader demands on our leadership team at that time.

Please see the related discussion in this CD&A below for more information about our compensation peer group.

### *How does the Board view the alignment of CEO pay with company performance?*

Performance-based compensation is a fundamental principle of our executive pay structure. Our incentive plans are designed to align compensation with financial performance, operational execution, and long-term value creation. Annual and long-term incentive payouts are directly tied to loan and deposit growth, and NIM—core drivers of financial performance. We believe this approach ensures that realized pay aligns with actual results, reinforcing our commitment to responsible financial stewardship and sustainable growth.

To this end, the Compensation Committee considers multiple factors when evaluating the CEO's compensation, including a comparison of target pay opportunity to both the market and the CEO's realized pay. Since Blue Foundry's public offering in 2021, the CEO's realized pay has consistently been lower than his reported and target pay opportunities, reinforcing the connection between pay and Company performance. As illustrated below, realized pay includes:

- Base salary paid;
- Actual annual bonus paid; and
- Value of restricted stock vested during the year.

Reported and Target pay includes:

- Base salary paid;
- Target annual bonus; and
- Equity grants, which consists of the grant date fair market value of stock options granted in 2022 and the grant date fair market value of time-based and performance-based restricted stock awards granted in 2023 and 2024.

In 2022, Mr. Nesci received a one-time stock option grant which vests over seven years. As a reminder, these stock options, which vest over seven years, directly link compensation to stock performance—having value only if the stock price exceeds the grant date price. In order to have the value noted below, the company's stock price would need to be $15.95 upon exercise of the options. In 2023 and 2024, our CEO's long-term equity incentive was granted using a mix of time-based and performance-based restricted stock awards.



Note: Dollars in the table are in thousands.

## Best Compensation Practices & Policies

We believe the following practices and policies within our program promote strong compensation governance and are in the best interests of our stockholders and executives:

| What We Do | What We Don't Do |
|---|---|
| ✓ Emphasize variable pay over fixed pay, with a significant portion tied to our financial results and stock performance | x No tax gross ups |
| ✓ Maintain a clawback policy | x No repricing or exchange of underwater options without stockholder approval |
| ✓ Maintain anti-hedging and anti-pledging policies | x No option or stock appreciation rights granted below fair market value |
| ✓ Provide for "double-trigger" equity award vesting and severance benefits upon a change in control | x No excessive supplemental executive retirement plans |
| ✓ Use an independent compensation consultant | x No significant perquisites |

## 2024 Compensation Highlights

Our executive compensation program has three primary elements: base salary, annual incentives, and long-term equity incentives. Each of these compensation elements serves a specific purpose in our compensation strategy. Base salary is an essential component to any market-competitive compensation program. Annual incentives reward the achievement of short-term goals, while long-term incentives drive our NEOs to focus on long-term sustainable stockholder value creation. Based on our performance and consistent with the design of our program, the Compensation Committee made the following executive compensation decisions for fiscal 2024:

| | |
|---|---|
| Base Salaries | • Approved increases of approximately 3%-5% for the NEOs, excluding the CEO, to improve competitive positioning and ensure market alignment. There was no increase to the CEO's base salary. |
| Annual Incentives | • Based on our financial performance in 2024, the Compensation Committee approved annual incentive awards of approximately 68% of target, reflecting execution against key performance measures. |
| Long-Term Equity-Based Incentives | • Approved equity grants to each of the NEOs using a mix of time-based and performance-based restricted stock awards. |
| | • 2024 performance-based grants were tied to three-year performance metrics for the performance period January 1, 2024 through December 31, 2026, and, if earned, vest over four years beginning in 2027. |
| | • 2024 time-based grants vest over a six-year period. |

# WHAT GUIDES OUR PROGRAM

## Executive Compensation Philosophy

Our executive compensation program is designed to attract, motivate, and retain top talent while aligning leadership incentives with shareholder interests and strong governance practices. The program is built on the following key principles:

- *Market Competitiveness*—We provide compensation that is competitive with industry peers to attract and retain highly qualified executives who can drive Blue Foundry's financial success.

- *Pay-for-Performance*—A significant portion of executive compensation is tied to Company performance, ensuring rewards are aligned with financial results and long-term value creation.

- *Shareholder Alignment*—Our executive compensation program emphasizes equity-based compensation, linking executive rewards to shareholder outcomes and fostering an ownership mindset.

- *Strong Governance*—The Compensation Committee regularly reviews its practices to ensure they reflect best governance standards, mitigate excessive risk-taking, and reinforce accountability.

- *Retention and Stability*—We balance performance-based incentives with retention elements to maintain leadership continuity and drive sustained financial performance.

By adhering to these principles, we create a compensation structure that supports long-term growth, promotes responsible decision-making, and aligns with the interests of our shareholders.

## Elements of Compensation

Our executive compensation philosophy is supported by the following principal elements of pay:

| Pay Element | How It's Paid | Purpose |
|---|---|---|
| Base Salary | Cash (Fixed) | Provide a competitive base salary rate relative to similar positions in the market and enable the Company to attract and retain critical executive talent. |
| Annual Incentives | Cash (Variable) | Reward executives for delivering on annual financial objectives that contribute to the creation of shareholder value. |
| Long-Term Incentives | Equity (Variable) | Provide incentives for executives to execute on longer-term financial goals that drive the creation of shareholder value and support the Company's retention strategy. |

## Executive Compensation Decision-Making Process

***The Role of the Compensation Committee.*** The Compensation Committee oversees the executive compensation program for our NEOs, ensuring it remains competitive, performance-driven, and aligned with shareholder interests. Composed entirely of independent, non-employee directors, the Committee works closely with its nationally recognized independent consultant and with management to evaluate the effectiveness of the program. It also administers incentive plans, reviews pay practices and upholds strong governance standards. The Committee makes all final compensation and equity award decisions for our NEOs, except for the CEO, whose compensation is determined by the independent members of the full Board based on the Committee's recommendations. The Compensation Committee operates under a written charter which is available on our website at www.bluefoundrybank.com and can be accessed by clicking "Investor Relations" and then "Governance—Governance Documents." This charter sets forth the responsibilities of the Compensation Committee and reflects the Compensation Committee's commitment to create a compensation structure that encourages the achievement of long-range objectives and builds long-term value for our shareholders.

***The Role of Management.*** Members of our management team attend regular Compensation Committee meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated. Only the Committee members can vote on decisions regarding NEO compensation and the NEOs are not present during those votes. The CEO reviews his recommendations pertaining to the compensation of the other NEOs with the Committee providing management input, transparency, and oversight. Approval of NEO compensation other than CEO compensation is made by the Committee. The CEO does not participate in the deliberations of the Committee regarding his own compensation. Independent members of the Board make all final determinations regarding CEO compensation.

***The Role of the Independent Consultant.*** As previously stated, the Compensation Committee engages an independent compensation consultant to provide expertise on competitive pay practices, program design, and an objective assessment of any inherent risks of any programs. Pursuant to authority granted to it under its charter, the Compensation Committee, also as previously stated, has hired Pearl Meyer, a nationally recognized compensation consultant, as its independent consultant. Pearl Meyer reports directly to the Compensation Committee and does not provide any additional services to management. The Compensation Committee has conducted an independence assessment of Pearl Meyer in accordance with SEC rules.

***The Role of Peer Group Companies.*** The Compensation Committee aims to establish a competitive total compensation package for each NEO, benchmarking against executives in comparable roles at peer companies. In late 2023, the Committee, with input from Pearl Meyer, reviewed and approved the peer group used to set 2024 compensation levels, considering publicly available data and industry-specific survey data where relevant as well as the Company's growth strategy.

The 2024 Compensation Peer Group was selected based on factors that reflected the Company's competitive landscape and strategic direction at that time. Specifically, it included U.S.-based commercial banks listed on a national exchange, headquartered in New England, New Jersey, New York, or Pennsylvania, with similar operations and scope. The peer group included banks with market capitalizations around $350 million, total assets ranging from $1.3 billion to $6.7 billion, and total equity between $108 million and $701 million (median: $291 million). Applying these criteria, the Compensation Committee approved the following peer group of 29 companies:

### 2024 Compensation Peer Group

| | | |
|---|---|---|
| Arrow Financial Corp. | First Bank | Peapack-Gladstone Financial |
| Bar Harbor Bankshares | FNCB Bancorp Inc. | Peoples Financial Services |
| BCB Bancorp Inc. | Greene County Bancorp | Pioneer Bancorp |
| Cambridge Bancorp | HarborOne Bancorp Inc | Ponce Financial Group |
| Camden National Corp. | Meridian Corp. | Princeton Bancorp |
| Codorus Valley Bancorp Inc. | Metropolitan Bank Holding Corp | Rhinebeck Bancorp |
| Enterprise Bancorp Inc. | Mid Penn Bancorp | The First of Long Island Corp. |
| ESSA Bancorp Inc. | Northfield Bncp (Staten Island) | Unity Bancorp Inc. |
| Fidelity D&D Bancorp Inc. | Orrstown Financial Services | Washington Trust Bancorp, Inc. |
| Financial Institutions Inc. | Parke Bancorp Inc. | |

The Compensation Committee, in consultation with Pearl Meyer, will review and potentially refine the peer group annually to ensure continued relevance in light of our evolving strategic focus and competitive landscape.

## 2024 EXECUTIVE COMPENSATION DECISIONS

### Base Salary

Annual salary is the only fixed component of Blue Foundry's executive compensation program. In setting salary, the Committee looks at current pay practices, peer group comparisons and general market analysis in consultation with its compensation consultant, Pearl Meyer. The Committee then establishes salaries that are competitive to the Peer Group and the external market for similar positions. The Committee reviews the salaries on an annual basis.

As part of the Committee's annual salary review, the CEO's salary was determined to be in line with the median when compared with the actual proxy data of the Peer Group and benchmark survey information. As a result, no adjustment was made. The Other NEOs received increases, as follows.

| Name | 2023 Base Salary | 2024 Base Salary | % Adjustment |
|---|---|---|---|
| James D. Nesci | $700,000 | 700,000 | —% |
| Kelly Pecoraro | 400,000 | 420,000 | 5% |
| Aleksander Malkiman | 345,000 | 355,000 | 3% |

## Annual Incentive Plan

Blue Foundry Bank has instituted an Annual Incentive Plan as a short-term incentive plan for our executive officers to incentivize personal performance in conjunction with Blue Foundry Bank's overall performance. Payments under the Annual Incentive Plan are based on both Blue Foundry Bank's overall performance and the executive's personal performance.

The Compensation Committee sets target incentive award opportunities for each of the NEOs based on a percentage of base salary. The actual amount of an award is based on the level of business results and personal performance and can range from 50% to 150% of target based on performance against pre-established goals. Target award opportunities for 2024 were as follows:

| Name | 2024 Base Salary | 2024 Target Award Opportunity (%) | 2024 Target Award Opportunity ($) |
|---|---|---|---|
| James D. Nesci | $700,000 | 60% | $420,000 |
| Kelly Pecoraro | 420,000 | 60% | $252,000 |
| Aleksander Malkiman | 355,000 | 35% | $124,250 |

Under the Annual Incentive Plan, financial metrics including Net Loan Growth, Net Deposit Growth, Core Deposit Growth, and Net Interest Margin, account for 80% of the total award opportunity. The remaining 20% of the award, which can be paid at 0% - 150%, is based on individual performance, assessed at the discretion of the Compensation Committee. This component ensures recognition of leadership impact, strategic execution, and other qualitative contributions that drive long-term success.

For 2024, the Compensation Committee determined each NEO's annual cash incentive award opportunity by applying the specified weightings to the financial performance measures and individual performance, ensuring a balanced assessment of both quantitative results and leadership contributions. The table below outlines the performance goals, actual results, and corresponding payouts for each metric for 2024.

| ($ in millions) | | Performance Goals | | | Actual Results | |
|---|---|---|---|---|---|---|
| Performance Measures | Weight | Threshold (50%) | Target (100%) | Superior (150%) | Result | Payout |
| Net Loan Growth | 25% | $ 67 | $ 100 | $ 133 | $ 22.8 | 0% |
| Net Deposit Growth | 20% | 90 | 135 | 180 | 97.5 | 58% |
| Core Deposit Growth | 10% | 47 | 70 | 93 | (13.2) | 0% |
| Net Interest Margin | 25% | 1.84% | 1.87% | 2.25% | 1.90% | 104% |
| Individual Performance | 20% | | Discretionary | | 150% | |
| Grand Total | 100% | | | | | |

The following table summarizes each NEOs overall achievement and payout under the Annual Incentive Plan for 2024:

| Named Executive Officer | Target Award Opportunity (%) | 2024 Target Award Opportunity ($) | Overall Achievement (% Target) | Actual Award Payout ($) |
|---|---|---|---|---|
| James D. Nesci | 60% | $420,000 | 67.6% | $283,920 |
| Kelly Pecoraro | 60% | 252,000 | 67.5% | 170,040 |
| Aleksander Malkiman | 35% | 124,250 | 67.5% | 83,920 |

## Equity Incentive Plan

The Compensation Committee believes that long-term incentives are a critical component of our executive compensation program, reinforcing the alignment between leadership decisions and long-term stockholder value creation. Our equity incentives are designed to attract and retain top talent, drive sustained performance, and ensure executive compensation remains directly linked to shareholder interests.

To achieve these objectives, the Compensation Committee grants a mix of time-based and performance-based equity awards, balancing retention, shareholder alignment, and pay-for-performance principles. Time-based awards provide a strong retention mechanism, ensuring leadership continuity, while performance-based awards directly tie realizable compensation to the achievement of key financial goals.

In determining target grants, the Compensation Committee considers market practices, competitive positioning, and the Company's business strategy. The table below shows the target annual long-term equity incentive award values granted during fiscal year 2024 for each of the NEOs:

| Named Executive Officer | Time-Based Restricted Stock | | Performance-Based Restricted Stock | |
| --- | --- | --- | --- | --- |
| | Shares (#) | Value ($) | Shares at Target (#) | Value ($) |
| James D. Nesci | 57,045 | 541,357 | 57,045 | 541,357 |
| Kelly Pecoraro | 17,500 | 166,075 | 22,500 | 213,525 |
| Aleksander Malkiman | 6,250 | 59,313 | 6,250 | 59,303 |

Award amounts were determined based on the closing price of our common stock on the date of grant on February 1, 2024, which was $9.49. These amounts do not necessarily reflect the actual economic value that will be realized by the NEO upon the vesting of the awards.

The time-based restricted awards vest ratably over a six-year period, which will incentivize the continued service of our key executive talent.

The number of performance-based shares earned will be determined by the Company's achievement of specific financial targets over a three-year measurement period from January 1, 2024 to December 31, 2026. Shares are awarded based on the following performance metrics and goals:

| Performance Metrics | Weighting | Performance Target |
| --- | --- | --- |
| Net Loan Growth | 30% | $350 million |
| Net Deposit Growth | 40% | $400 million |
| Net Interest Margin | 30% | 2.84% |

Following the completion of the three-year performance period, any performance-based shares that are have been earned (based on the satisfaction of the foregoing performance metrics and goals) will convert into time-based restricted stock awards that would vest ratably over a four-year service period, beginning in 2027.

# OTHER PROGRAMS, PRACTICES, POLICIES AND GUIDELINES

***Stock Ownership Guidelines.*** The Board of Directors believes that it is in the best interest of the Company and its shareholders to align the financial interests of its executive officers and directors with those of shareholders. Accordingly, the Company has adopted a Stock Ownership and Retention Policy for executive officers and directors of the Company that require the following minimum dollar investment in Company common stock:

| Position | Guideline |
| --- | --- |
| Chief Executive Officer | One times (1x) base salary |
| Other Executive Officers | One times (1x) base salary |
| Non-Employee Directors | Three times (3x) the annual retainer paid to the Director for their board membership |

Newly appointed senior executive officers and directors have five years from the time they are appointed, promoted or elected, as the case may be, to meet these guidelines. In order to expedite this process, a minimum of 50% of shares (net of taxes) acquired through the Company's 2022 Equity Incentive Plan will be required to be held upon each vesting until the guidelines are met. For the purpose of determining if the ownership guidelines are met, unvested performance shares and underlying outstanding stock options will not be considered. Stock ownership for executive officers and directors is reviewed on an annual basis and the Compensation Committee maintains responsibility for the administration of this Policy at its full discretion.

***"Clawback" Provision***. The executive compensation program includes a clawback provision. In the event the Company or Blue Foundry Bank is required to restate its financial statements, participants will be required to forfeit any incentive award earned or distributed during the period for which the restatement is required in excess of what they would have otherwise received based on restated results. The Board has discretion in determining the application of clawbacks and the amounts to be reclaimed under this provision. The Board also adopted a supplemental clawback policy in December 2023 reflecting specific standards provided under the Dodd-Frank Act. The supplemental clawback policy is designed to supplement the Company's current existing clawback policy. Retirement Plans

***Executive Officer and Director Hedging and Pledging.*** The Company has adopted an anti-hedging and anti-pledging policy, which prohibits directors and executive officers from engaging in or effecting any transaction designed to hedge or offset the economic risk of owning shares of Company common stock.

Accordingly, any hedging, derivative or other equivalent transaction that is specifically designed to reduce or limit the extent to which declines in the trading price of Company common stock would affect the value of the shares of Company common stock owned by an executive officer or director is prohibited. Cashless exercises of employee stock options are not deemed short sales and are not prohibited. This policy does not prohibit transactions in the stock of other companies.

The anti-hedging and anti-pledging policy also prohibits directors and executive officers from holding Company securities in a margin account or pledging Company securities as collateral for any other loan.

The Company does not have anti-hedging policies or procedures that are applicable to the Company's employees who are not executive officers and as such, hedging transactions by non-executive employees are not prohibited.

***Policies and Practices Related to the Grant of Certain Equity Awards.*** While Blue Foundry Bancorp does not have a formal policy or obligation that requires it to grant or award equity-based compensation on a specific date, the Compensation Committee and the Board of Directors have a historical practice of not granting stock options to executive officers during closed quarterly trading windows as determined under Blue Foundry Bancorp's insider trading policy. Consequently, Blue Foundry Bancorp has not granted, and does not expect to grant, any stock options to any named executive officers within four business days preceding the filing with the Securities and Exchange Commission of any report on Forms 10-K, 10-Q or 8-K that discloses material non-public information. The Compensation Committee and the Board of Directors do not take material non-public information into account when determining the timing of equity awards and do not time the disclosure of material non-public information in order to impact the value of executive compensation.

***Deferred Compensation Plan.*** Blue Foundry Bank has entered into an Executive Deferred Compensation Agreement with Mr. Nesci (the "Deferred Compensation Agreement"). Under the Deferred Compensation Agreement, each year Blue Foundry Bank will credit a contribution of at least $50,000 to an account for the benefit of Mr. Nesci. The amounts credited to the account will earn an annual rate interest equal to the Prime Rate (as reported in the Wall Street Journal on the first business day of the year) plus two percent (2%), compounded monthly. The Board of Directors may, in its discretion, change the rate used to credit interest on the account from time to time. Mr. Nesci is always 100% vested in his account under the Deferred Compensation Agreement. Mr. Nesci generally will become entitled to a lump sum distribution of his account under the plan within 30 days following a separation from service. If Mr. Nesci dies prior to receiving a distribution from the plan, his beneficiary will be entitled to receive the account balance in a single lump sum payment. In certain situations that would constitute an unforeseeable emergency, Mr. Nesci may be entitled to receive an in-service distribution of a portion of his account under the Deferred Compensation Agreement.

***401(k) Plan.*** Blue Foundry Bank maintains the Blue Foundry Bank 401(k) Plan, a tax-qualified defined contribution plan for eligible employees (the "401(k) Plan"). The named executive officers are eligible to participate in the 401(k) Plan on the same terms as other eligible employees of Blue Foundry Bank.

Under the 401(k) Plan, a participant may elect to defer, on a pre-tax basis, the maximum amount of compensation permitted by the Internal Revenue Code. For 2024, the salary deferral contribution limit was $23,000, provided, however, that a participant over age 50 could contribute an additional $7,500 to the 401(k) Plan for a total of $30,500. In addition to salary deferral contributions, Blue Foundry Bank makes safe harbor matching contributions equal to 100% of a participant's salary deferrals, up to 4% of the participant's compensation, and 50% of a participant's salary deferrals that exceed 4% but do not exceed 6% of the participant's compensation. A participant is always 100% vested in his or her salary deferral contributions and safe-harbor matching contributions.

Blue Foundry Bank may also make other discretionary matching contributions and other discretionary employer contributions to the 401(k) Plan, including profit sharing contributions, which vest based on a participant's years of service at the rate of 0% through three years of service and 100% after completing three years of service. Eligible employees must be 18 years of age and complete 12 months of service (in which they complete at least 1,000 hours of service) to receive profit sharing contributions under the 401(k) Plan.

***Employee Stock Ownership Plan.*** In connection with the conversion and related stock offering, Blue Foundry Bank adopted an ESOP for eligible employees. The named executive officers are eligible to participate in the ESOP on the same terms as other eligible employees. Eligible employees begin participation in the ESOP upon the first entry date commencing on or after the eligible employee's completion of one year of service and attainment of age 18.

The ESOP trustee purchased, on behalf of the ESOP, 8.0% of the total number of shares of Blue Foundry Bancorp common stock issued in the conversion and related stock offering, or 2,281,800 shares. The ESOP funded its stock purchase with a loan from Blue Foundry Bancorp equal to the aggregate purchase price of the common stock. The trustee repays the loan principally through Blue Foundry Bank's contributions to the ESOP and any dividends payable on common stock held by the ESOP over the anticipated 25-year term of the loan.

The trustee holds the shares purchased by the ESOP in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the trustee repays the loan. The trustee allocates the shares released among participants' accounts based on each participant's proportional share of compensation relative to all participants. Participants vest in his or her account balance based on his or her years of service with the Bank, at the rate of 20% per year though the first five years of service, so that the participant will be 100% vested after completing five years of service. Participants who were employed by Blue Foundry Bank immediately prior to the closing of the stock offering received credit for vesting purposes for years of service prior to adoption of the ESOP. Participants also will automatically become fully vested upon attainment of their normal retirement age (age 65), death or disability, a change in control, or termination of the ESOP. Generally, participants will receive distributions from the ESOP upon terminating employment in accordance with the terms of the plan document. The ESOP reallocates any unvested shares forfeited upon a participant's termination of employment among the remaining participants.

***Employment Agreement.*** Blue Foundry Bank entered into an employment agreement with Mr. Nesci, effective January 1, 2021. The employment agreement has a term of three years, which extends automatically for one additional year on each anniversary of the effective date of the agreement, so that the remaining term is again three years, unless either Blue Foundry Bank or Mr. Nesci give notice to the other party of non-renewal. Notwithstanding the foregoing, in the event Blue Foundry Bancorp or Blue Foundry Bank enters into a transaction that would constitute a change in control, as defined under the employment agreement, the term of the agreement will automatically extend so that it would expire no less than three years following the effective date of the change in control.

The employment agreement specified Mr. Nesci's initial base salary of $700,000. The Board of Directors or the Compensation Committee of Blue Foundry Bank will review Mr. Nesci's salary no less than annually and may increase, but not decrease, Mr. Nesci's base salary. In addition to the base salary, the agreement provides that Mr. Nesci will participate in an annual bonus plan with a target amount determined annually that is not less than 20% of his base salary. Mr. Nesci is also eligible to participate in any long-term incentive plan adopted by Blue Foundry. Mr. Nesci is also entitled to participate in all employee benefit plan arrangements and perquisites offered to employees and officers of Blue Foundry Bank and the reimbursement of reasonable business expenses incurred in the performance of his duties with Blue Foundry Bank. Blue Foundry Bank will also provide Mr. Nesci with an annual automobile allowance of $1,100 per month and an annual country club membership allowance of $22,050. Both the automobile and country club membership allowances will increase by 5% each year.

Blue Foundry Bank may terminate Mr. Nesci's employment, or Mr. Nesci may resign from his employment, at any time with or without good reason. In the event Blue Foundry Bank terminates Mr. Nesci's employment without cause or Mr. Nesci voluntary resigns for "good reason" (i.e., a "qualifying termination event"), Blue Foundry Bank will pay Mr. Nesci a severance payment equal to the greater of (i) the sum of one times Mr. Nesci's base salary plus the target amount of the annual incentive bonus (as set by the Board of Directors or the Compensation Committee for the calendar year in which Mr. Nesci's termination occurs) or (ii) the sum of Mr. Nesci's base salary that would have been paid during the remaining term of the employment agreement, plus the target amount of the annual incentive bonus that would have been paid during the remaining term of the employment agreement. The severance payment will be paid as salary continuation in substantially equal installments over the twelve-month period following the date of Mr. Nesci's termination of employment. In addition, if Mr. Nesci elects continued bank-provided group health plan coverage pursuant to the Consolidated Omnibus Reconciliation Act of 1985, as amended ("COBRA"), Blue Foundry Bank will reimburse him for the monthly COBRA premium less the active employee premium for the coverage. Mr. Nesci must sign a general release of claims to receive the severance payment. A "good reason" condition for purposes of the employment agreement includes a material reduction in base salary or target bonus opportunity, a material reduction in authority, duties or responsibilities associated with Mr. Nesci's position with Blue Foundry Bank, a relocation of his principal place of employment resulting in Mr. Nesci performing his services outside of certain counties listed in the employment agreement.

If a qualifying termination event occurs following a change in control of Blue Foundry Bancorp or Blue Foundry Bank, Mr. Nesci would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (i) his base salary, plus (ii) the greater of his highest actual annual incentive bonus for the three calendar years immediately preceding his termination of employment or the target amount of the annual incentive bonus set by the Board of Directors or the Compensation Committee for the calendar year in which his termination occurs. If Mr. Nesci's termination of employment occurs within two years after the change in control, the severance will be paid in one lump-sum payment on the next pay date that is at least seven days following his termination. In addition, if Mr. Nesci elects continued bank-provided group health plan coverage pursuant to COBRA, Blue Foundry Bank will reimburse him for the monthly COBRA premium less the active employee premium for the coverage.

The employment agreement terminates upon Mr. Nesci's death. Also, upon termination of employment (other than a termination in connection with a change in control), Mr. Nesci will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in his employment agreement.

***Change in Control Agreement.*** Blue Foundry Bank has entered into a Change in Control Agreement with Ms. Pecoraro. The change in control agreement has a term of one year that extends each day by one day until either party gives the other notice of non-renewal. Notwithstanding the foregoing, in the event Blue Foundry Bancorp or Blue Foundry Bank enters into a transaction that would constitute a change in control, as defined under the change in control agreements, the term of the agreement will automatically extend so that it would expire no sooner than three years following the effective date of the change in control.

Upon termination of Ms. Pecoraro's employment by Blue Foundry Bank without "cause" or by Ms. Pecoraro with "good reason" on or after the effective date of a change in control of Blue Foundry Bank or Blue Foundry Bancorp, Ms. Pecoraro would be entitled to a severance payment equal to three times the sum of her: (i) base salary in effect as of the date of termination or immediately prior to the change in control, whichever is higher; and (ii) the highest annual cash bonus earned for the three most recently completed performance periods prior to the change in control. The severance will be paid in a lump sum within 30 days following the date of termination. In addition, Ms. Pecoraro would receive thirty six consecutive monthly cash payments equal to her monthly COBRA premium.

A "good reason" condition for purposes of the change in control agreement includes a material reduction in base salary, a material reduction in authority, duties or responsibilities associated with her position with Blue Foundry Bank, a relocation of her principal place of employment resulting in an increase in her commute by 30 miles or more.

## COMPENSATION RISK MANAGEMENT

Our Chief Risk Officer evaluated all incentive-based compensation for employees of the Company and the report for the Compensation Committee indicating that none of our incentive-based awards individually, or taken together, was reasonably likely to have a material adverse effect on Blue Foundry. None of the compensation or incentives for Blue Foundry employees were considered as encouraging undue or unwarranted risk. The Compensation Committee accepted the report.

## SUMMARY COMPENSATION TABLE

The following table sets forth, for the years ended December 31, 2024 and 2023, certain information as to the total compensation paid to James D. Nesci, who serves as our President and Chief Executive Officer, Kelly Pecoraro, who serves as our Executive Vice President and Chief Financial Officer and, for 2024, Aleksander Malkiman, who serves as our Executive Vice President and Chief Technology Officer. Each of the individuals listed in the table below is referred to as a "Named Executive Officer (NEO)."

| Name and principal position | Year | Salary | Stock Awards[1] | Option Awards | Non-Equity Incentive Compensation | All Other Compensation[2] | Total |
|---|---|---|---|---|---|---|---|
| James D. Nesci | 2024 | $700,000 | $1,082,714 | $— | $283,920 | $136,125 | $2,202,759 |
| President and Chief Executive Officer | 2023 | 700,000 | 2,738,160 | — | 126,000 | 131,470 | 3,695,630 |
| Kelly Pecoraro | 2024 | 420,000 | 379,600 | — | 170,040 | 19,148 | 988,788 |
| Executive Vice President and Chief Financial Officer | 2023 | 400,000 | 840,000 | — | 42,000 | 18,306 | 1,300,306 |
| Aleksander Malkiman Executive Vice President and Chief Technology Officer(3) | 2024 | 355,000 | 118,625 | — | 83,920 | 18,089 | 575,634 |

(1) The amounts shown in 2024 and 2023 reflect the aggregate grant date fair value of time-vesting and performance-vesting awards computed in accordance with ASC Topic 718. The grant date fair values of the performance-vesting portion of the awards are computed at target performance achievement. The performance shares, awarded in 2023, with a grant date fair value of $1,369,080 and $420,000 for Mr. Nesci and Ms. Pecoraro, respectively, were forfeited on January 1, 2024.

(2) The compensation represented by the amounts for 2024 and 2023 set forth in the "All Other Compensation" column for the Named Executive Officers is detailed in the following table.

(3) Mr. Malkiman became a Named Executive Officer in 2024.

**All Other Compensation**

| Name | Year | 401(k) Plan Matching Contributions | Deferred Compensation Plan Contributions | Automobile Usage | Country Club Membership | Life Insurance Premiums | Total All Other Compensation |
|---|---|---|---|---|---|---|---|
| James D. Nesci | 2024 | $17,250 | $82,636 | $15,316 | $19,129 | $1,794 | $136,125 |
| | 2023 | 16,500 | 80,328 | 14,586 | 18,262 | 1,794 | 131,470 |
| Kelly Pecoraro | 2024 | 17,250 | — | — | — | 1,898 | 19,148 |
| | 2023 | 16,500 | — | — | — | 1,806 | 18,306 |
| Aleksander Malkiman | 2024 | 17,250 | — | — | — | 839 | 18,089 |

# GRANTS OF PLAN-BASED AWARDS

At the annual meeting of shareholders held on August 25, 2022, a majority of the shareholders of the Company approved the Blue Foundry Bancorp 2022 Equity Incentive Plan ("2022 Equity Plan"). The following table summarizes grants made in 2024 to our NEOs.

| Name | Grant Date | Estimated Payouts under Non-Equity Incentive Plan Awards | | | Estimated Payouts under Equity Incentive Plan Awards Number of Shares | | All Other Stock Awards Number of Shares (#)[2] | Exercise or Base Price of Awards | Grant Date Fair Value of Stock Awards ($)[3] |
|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Superior ($) | Threshold | Target[1] | | | |
| James D. Nesci | 2/1/2024 | 210,000 | 420,000 | 630,000 | | | | | |
| | 2/1/2024 | | | | 28,523 | 57,045 | 57,045 | $9.49 | 1,082,714 |
| Kelly Pecoraro | 2/1/2024 | 126,000 | 252,000 | 378,000 | | | | | |
| | 2/1/2024 | | | | 8,750 | 22,500 | 17,500 | 9.49 | 379,600 |
| Aleksander Malkiman | 2/1/2024 | 62,125 | 124,250 | 186,375 | | | | | |
| | 2/1/2024 | | | | 3,125 | 6,250 | 6,250 | 9.49 | 118,625 |

(1) The Performance-Based Restricted Stock Awards granted on February 1, 2024, have a three year measurement period ending on December 31, 2026. The shares that have been earned will then convert into time-based restricted stock awards that vest ratably over a four-year service period provided the executive remains employed by the Bank or the Company.

(2) The Restricted Stock Awards granted on February 1, 2024, will ratably vest in one-sixth increments beginning one year from the date of grant.

(3) The grant date fair value of the stock awards granted in 2024 is calculated by multiplying the number of shares by the closing stock price on the date of grant.

# OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows information regarding all outstanding equity awards held by our NEOs on December 31, 2024.

| Name | Grant Date | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#)[1] | Option Exercise Price ($) | Option Expiration Date[2] | Number of Shares or Unites of Stock That Have Not Vested (#)[1] | Market Value of Shares or Unit of Stock That Vested ($)[4] | Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4] |
|---|---|---|---|---|---|---|---|---|---|
| James D. Nesci | 10/19/2022 | 81,493 | 488,957 | 11.69 | 10/19/2032 | | | | |
| | 3/6/2023 | | | | | 114,090 | 1,119,223 | — | — |
| | 2/1/2024 | | | | | 57,045 | 559,611 | 57,045 | 559,611 |
| Kelly Pecoraro | 10/19/2022 | 25,286 | 151,714 | 11.69 | 10/19/2032 | | | | |
| | 3/6/2023 | | | | | 35,000 | 343,350 | — | — |
| | 2/1/2024 | | | | | 17,500 | 171,675 | 22,500 | 220,725 |
| Aleksander Malkiman | 10/19/2022 | 9,828 | 68,800 | 11.69 | 10/19/2032 | | | | |
| | 3/6/2023 | | | | | 12,500 | 122,625 | — | — |
| | 2/1/2024 | | | | | 6,250 | 61,313 | 6,250 | 61,313 |

(1) Stock options and restricted stock awards granted in 2022 and 2023 vest over a seven-year period commencing on the first anniversary of the date granted. Restricted stock awards granted in 2024 vest over a six-year period commencing on the first anniversary of the date granted.

(2) Stock options expire, if unexercised, 10 years after the grant date.

(3) Amounts shown for represent the number of stock awards that would vest if performance goals are achieved at target. 2023 performance grants were forfeited on January 1, 2024.

(4) Amounts shown are based on the fair market value of Blue Foundry Bancorp common stock on December 31, 2024 of $9.81.

# DIRECTORS' COMPENSATION

## ANNUAL BOARD RETAINER

Currently, each person who serves as a director of Blue Foundry Bancorp also serves as a director of Blue Foundry Bank.

Directors currently receive a base annual retainer of $51,000. The Chairman of the Board receives an additional annual retainer of $15,000. These retainers are for service on both the Bancorp and Bank Boards pursuant to an expense allocation agreement.

## BOARD COMMITTEE AND COMMITTEE CHAIR RETAINERS

Committee compensation is detailed below:

|  | Audit | Nomination and Corporate Governance | Compensation | Enterprise Risk |
|---|---|---|---|---|
| Committee Member | $10,500 | $ 6,000 | $ 7,000 | $ 6,000 |
| Committee Chair | 20,000 | 11,500 | 12,000 | 13,500 |

## DIRECTOR EQUITY AWARDS

At the 2022 annual meeting, shareholders approved the 2022 Equity Plan, which specifically provided for a grant, to each non-employee director at the time, of 42,783 shares of restricted stock and 106,959 options which were awarded in 2022.

During 2024, grants of 19,255 restricted stock awards and 48,133 option awards were made to each director, Ms. Jobes and Mr. Kuntz. The awards vest ratably over five years.

## DIRECTOR RETIREMENT PLANS

*Director Retirement Plan.* As a mutual institution, in 2007 Blue Foundry Bank entered into a Restated Director Retirement Plan with each of directors Ely and Grimbilas. In June 2022 Blue Foundry Bank and Messrs. Ely and Grimbilas amended and froze the plans so that there will be no further benefit accruals. As amended, at the later of the director's separation of service as a director or attaining age 70, Messrs. Ely and Grimbilas (having satisfied the ten years of service requirement under the plans) will receive a monthly benefit equal to $3,643.84 and $4,038.67, respectively, which was the value of the accrued benefit under the plans as of the date that the plans were frozen. The benefit will be paid for the greater of the director's life or five years, provided, however, that if the director dies within five years of terminating service with the board of directors, his beneficiary will continue to receive the monthly payments until the end of the five-year period. Each director will be entitled to the same benefit if he terminates service on account of becoming disabled if he has completed ten years of continuous service.

*Director Retirement Plan II.* As a mutual institution, in 2018 Blue Foundry Bank also established the Boiling Springs Savings Bank Director Retirement Plan II (the "Director Retirement Plan") for eligible directors (i.e., a "participant") who are not covered under the Director Emeritus Plan. All current directors, other than directors Ely, Grimbilas, Jobes, Lang and Kuntz participate in the Director Retirement Plan. In June 2022, Blue Foundry Bank amended and froze the plan so that there will be no further benefit accruals under the plan and to provide that no new directors will participate. Under the Director Retirement Plan, as amended, a participant who terminates service after completing ten consecutive years of service will receive an annual benefit based on the value of the accrued benefit under the plan as of the date the plan was frozen. The annual benefit amounts range from $942 to $17,767. The benefits will be paid in substantially monthly installments, for ten years. Following a participant's separation from service, Blue Foundry Bank will begin making the payments to the participant on the first business day of the month following the later of (i) the day the participant attains age 70 or (ii) the date of the participant's separation from service. Each participant is entitled to the same level of benefit upon death or disability or upon a termination of service within 24 months following a change in control of Blue Foundry Bank; provided that the benefits paid upon the death of the participant while in service and in connection with a change in control will be paid in a lump sum. Benefits paid upon the participant's death or disability will be paid the first day of the month following the later of (i) the day the participant attains age 70 or (ii) the date that is ten years from the date the participant first became a member of the board of directors. The change in control benefit is paid within 30 days of the participant's termination from service following a change in control.

## DIRECTOR COMPENSATION TABLE

The total 2024 compensation of our non-employee directors is shown in the following table.

| Name | Fees Earned or Paid in Cash | Stock Awards[1] | Option Awards[2] | All Other Compensation[3] | Total |
|------|------|------|------|------|------|
| J. Christopher Ely | $78,000 | $ — | $ — | $ — | $ 78,000 |
| Robert T. Goldstein | 69,000 | — | — | — | 69,000 |
| Kenneth Grimbilas | 95,500 | — | — | 1,638 | 97,138 |
| Elizabeth Varki Jobes | 67,500 | 191,587 | 176,648 | — | 435,735 |
| Patrick H. Kinzler | 75,000 | — | — | — | 75,000 |
| John F. Kuntz | 30,625 | 191,587 | 183,387 | — | 405,599 |
| Mirella Lang | 74,500 | — | — | — | 74,500 |
| Jonathan M. Shaw | 74,500 | — | — | — | 74,500 |

(1) Messrs. Ely, Goldstein, Grimbilas, Kinzler and Shaw and Ms. Lang each has unvested stock awards of 25,669; Ms. Jobes and Mr. Kuntz each had unvested stock awards of 19,255 as of December 31, 2024.

(2) Messrs. Ely, Goldstein, Grimbilas, Kinzler and Goldstein and Ms. Lang each has unexercised stock option awards of 106,959 and Ms. Jobes and Mr. Kuntz each has unexercised stock option awards of 48,133 as of December 31, 2024.

(3) Represents payments of medical premiums on behalf of Mr. Grimbilas.

# Ratification of Appointment of Independent Registered Public Accounting Firm

Blue Foundry Bancorp's independent registered public accounting firm for the year ended December 31, 2024 was KPMG LLP, ("KPMG"). The Audit Committee has re-appointed KPMG to continue as the independent registered public accounting firm for Blue Foundry Bancorp for the year ending December 31, 2025. At the annual meeting, shareholders will consider and vote on the ratification of the Audit Committee's engagement of KPMG for the year ending December 31, 2025. A representative of KPMG is expected to be available during the annual meeting and may respond to appropriate questions and make a statement if he or she so desires.

The Board of Directors is submitting the appointment of the independent registered public accounting firm to the shareholders for ratification as a matter of good corporate practice. Even if the engagement of KPMG is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of Blue Foundry Bancorp and its shareholders.

During the Company's fiscal years 2024 and 2023 (i) there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its reports, and (ii) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission (the "SEC").

Set forth below is certain information concerning aggregate fees for professional services rendered by KPMG during fiscal years 2024 and 2023, respectively.

*Audit Fees.* The aggregate fees billed to the Company for professional services rendered for the audit of the Company's annual consolidated financial statements, review of the consolidated financial statements included in the Company's annual report on Form 10-K and services that are normally provided in connection with statutory and regulatory filings and engagements were $835,000 and $940,000 during fiscal years 2024 and 2023, respectively.

*Audit Related Fees.* There were $1,780 aggregate fees billed to the Company by KPMG during the fiscal years 2024 and 2023 respectively for assurance and related services rendered that are reasonably related to the performance of the audit of and review of the consolidated financial statements services.

*Tax Fees.* The were no aggregate fees billed to the Company by KPMG for professional services rendered for tax compliance during the fiscal years 2024 and 2023, respectively.

*Other Fees.* There were no aggregate fees billed to the Company by KPMG for other professional services rendered during fiscal years 2024 and 2023.

*Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accountants.* The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accountants. These services may include audit services, audit-related services, tax services and other services. Pre-approval is provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chair when necessary, with subsequent reporting to the Audit Committee. The independent registered public accountants and management are required to report to the Audit Committee quarterly regarding the extent of services provided by the independent registered public accountants in accordance with this pre-approval policy, and the fees for the services performed to date.



**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF KPMG AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2025.**

PROPOSAL III

# Shareholder Proposal

We have been advised that a shareholder who owns of 18,512 shares of the Company's common stock, intends to present the following non-binding proposal at the Annual Meeting. If the proposal is properly presented by the proponent, or by a representative who is qualified under state law, and the proponent or such representative participates in our Annual Meeting and submits the proposal for a vote, then the proposal will be voted upon.

The text of the Shareholder Proposal and supporting statement appear verbatim as received from the proponent. All statements contained in the Shareholder Proposal and supporting statement are the sole responsibility of the proponent. To the extent that the Shareholder Proposal may contain assertions about our company or other matters that we believe are incorrect, we have not attempted to refute or correct any such assertions. The response from our board of directors and the recommendation on the proposal are set forth immediately following the proposal.

The name and address of the proponent will be furnished upon receipt by the Corporate Secretary of an oral or written request for that information.

*Stockholder Proposal recommending sale or merger of the Company*

*RESOLVED that the Stockholders of Blue Foundry Bancorp ("BLFY") strongly recommend that the Board of Directors take all necessary steps to merge, or sell, BLFY on terms that will maximize stockholder value.*

*BLFY's response to my last year's Stockholder Proposal to sell or merge the Bank stated that the Proposal was "payback" for BLFY's refusal to appoint my friend to the Board. The present Proposal is not based on "payback" but rather based on the poor performance of BLFY.*

*My name is Lawrence Seidman (lseidman@seidman-associates.com); I own 18,512 shares and manage an additional 171,021 shares in private funds.*

*BLFY went public on July 15, 2021. From the calendar year December 31, 2020 to December 31, 2023 BLFY lost approximately $72,849,000. For the three months ended Marh 31, 2024, BLFY lost $2,839,000 ($0.13 per share), for the second quarter of 2024, BLFY lost $2,344,000 ($0.11 per share), and for the third quarter 2024, BLFY lost $4,041,000 ($0.19 per share). BLFY has lost money in 14 of the last 18 quarters and is currently on their seventh quarter in a row of negative earnings.*

*BLFY continues to be one of the worst-performing publicly-traded financial institutions with between $1 and $3 billion in assets as reported by S&P Global. This poor performance did not stop the Compensation Committee, and the Board, from rewarding Mr. Nesci (BLFY's President and Chief Executive Officer) with $3,669,376 and $3,695,630 of total compensation in calendar years 2022 and 2023 respectively. In addition, BLFY's poor financial performance did not stop the Directors in the calendar year 2022 from awarding themselves approximately $975,000 in compensation (including stock awards worth $493,716 and option awards worth $406,444). It is clear that the Directors and Mr. Nesci are doing very well financially while the Stockholders' suffer.*

*BLFY's stock price compares poorly to the KRE bank index for calendar year 2024. The KRE bank index has increased approximately 27.02% (as of November 12, 2024) while the BLFY stock price has increased 14.37% in that same time period.*

*BLFY is a liability-sensitive bank, therefore, the Federal Reserve's 50 basis point interest rate reduction should have been beneficial to BLFY. However, BLFY's net interest margin decreased 14 basis points from the prior quarter to an abysmal 1.82% in the third quarter of 2024. Net interest income declined to $9.1 million in the third quarter 2024 from $9.6 million in the second quarter 2024. Non-interest income decreased $149,000 and non-interest expense increased $52,000.*

*BLFY has not provided any information on the progress of the "nationally recognized Investment Banking Firm" they represented was hired, nor named which Firm was hired.*

*A sale, or merger, of BLFY is the only way to serve the interests of all the Stockholders. Please vote for this Proposal to sell or merge the Bank.*

 **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE FOREGOING PROPOSAL FOR THE FOLLOWING REASONS:**

This proposal is unnecessary, and we do not believe that it is in the best interest of shareholders. As we have publicly disclosed, your Board of Directors has engaged a nationally recognized investment banking firm to provide advice and assistance in connection with assessing a possible merger and acquisition transaction as a means of delivering value to our shareholders. But a directive to "just sell the bank" will not maximize value for shareholders.

 **FOR THE ABOVE REASONS, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

# Proposals and Nominations

**Bylaw Provisions Regarding Shareholder Proposals and Nominations.** The Company's Bylaws generally provide that any shareholder desiring to make a proposal for new business at a meeting of shareholders or to nominate one or more candidates for election as directors at a meeting of shareholders must have given timely notice thereof in writing to the Secretary of the Company. The Secretary must receive such written notice no less than 120 days prior to the anniversary date of the Company's proxy materials for the prior year's annual meeting. Based on the April 10, 2025 date of this Proxy Statement, the notice with respect to the 2026 annual meeting of shareholders will be required to be provided to the Company by December 11, 2025.

The notice with respect to shareholder proposals that are not nominations for director must set forth as to each matter such shareholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interests in such business of such shareholder and any beneficial owner; (ii) the name and address of such shareholder as they appear on our books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class and number of shares of our capital stock which are owned beneficially or of record by such shareholder and such beneficial owner; and (iv) a representation as to whether such shareholder intends to deliver a proxy statement and form of proxy to shareholders who in the aggregate own enough shares to legally carry the proposal.

The notice with respect to director nominations must include: (a) as to each person whom the shareholder proposes to nominate for election as a director, such information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, or any successor rule or regulation and a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected; and (b) as to the shareholder giving the notice: (i) the name and address of such shareholder as they appear on our books and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) the class and number of shares of our capital stock which are owned beneficially or of record by such shareholder and such beneficial owner; and (iii) a representation as to whether such shareholder intends to deliver a proxy statement and form of proxy to shareholders who in the aggregate own a sufficient number of shares to elect such nominee.

Failure to comply with these advance notice requirements will preclude such new business or nominations from being considered at the meeting.

Nothing in this proxy statement shall be deemed to require us to include in our proxy statement and proxy relating to an annual meeting any shareholder proposal or nomination that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal or nomination is received.

**Requirement for Shareholder Proposal to be Included in 2026 Proxy Statement.** Generally, in order to be eligible for inclusion in the proxy materials for an annual meeting of shareholders, any shareholder proposal submitted pursuant to SEC Rule 14a-8 must be received at Blue Foundry Bancorp's executive office, 19 Park Avenue, Rutherford, New Jersey 07070, no later than 120 days prior to the anniversary date of the Company's proxy materials relating to the prior year's annual meeting. Any proposals of shareholders intended to be submitted at the 2026 Annual Meeting of Shareholders under SEC Rule 14a-8 must be no later than December 11, 2025 in order to be considered for inclusion in the proxy statement and form of proxy for such meeting. Any such proposals will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

**Shareholder Solicitation of Proxies in Support of Nominees Other Than Company Nominees.** A shareholder intending to engage in a director election contest at next year's annual meeting must give the Company notice of their intent to solicit proxies by providing the names of its nominees and certain other information 60 days before the anniversary of the prior year's annual meeting. This deadline is March 16, 2026. Notice should be provided to our executive office, 19 Park Avenue, Rutherford, New Jersey 07070. Any such notice and solicitation will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

# Other Matters

The Board of Directors is not aware of any business to come before the annual meeting other than the matters described above in the Proxy Statement. However, if any matters should properly come before the annual meeting, it is intended that the Board of Directors, as holders of the proxies, will act as determined by a majority vote.

Shareholders will be able to obtain, free of charge, copies of all proxy statements, any amendments or supplements thereto and any other documents (including the proxy card) when filed by the applicable party with the SEC in connection with the annual meeting at the SEC's website (http://www.sec.gov).

# Miscellaneous

A copy of Blue Foundry Bancorp's annual report on Form 10-K for the year ended December 31, 2024 will be furnished without charge to shareholders as of the record date upon written request to the Corporate Secretary, 19 Park Avenue, Rutherford, New Jersey 07070 (regular mail or overnight delivery) or by calling (201) 939-5000.

# Important Notice Regarding the Availability of Proxy Materials

Blue Foundry Bancorp's Proxy Statement, including the Notice of the Annual Meeting of Shareholders, and the 2024 Annual Report on Form 10-K are each available on the Internet at www.virtualshareholdermeeting.com/BLFY2025.

By Order of the Board of Directors

*Elyse D. Beidner*

Elyse D. Beidner
Corporate Secretary

Rutherford, New Jersey
April 10, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from            to

Commission file number 001-40619

# BLUE FOUNDRY BANCORP
(Exact name of registrant as specified in its charter)

| Delaware | 86-2831373 |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification Number) |
| **19 Park Avenue, Rutherford, New Jersey** | **07070** |
| (Address of principal executive offices) | (Zip Code) |

(201) 939-5000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 par value | BLFY | The NASDAQ Stock Market LLC |

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | |
|---|---|---|
| Large accelerated filer ☐ | Accelerated filer | ☐ |
| Non-accelerated filer ☒ | Smaller reporting company | ☒ |
| | Emerging growth company | ☒ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

As of March 24, 2025, there were 28,522,500 shares issued and 22,096,649 shares outstanding of the Registrant's Common Stock, par value $0.01 per share.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to price at which the common equity was last sold on June 30, 2024 was $227.4 million.

## DOCUMENTS INCORPORATED BY REFERENCE
Portions of the definitive Proxy Statement for the Registrant's 2025 Annual Meeting of Stockholders. (Part III)

**Forward-Looking Statements**

This Annual Report on Form 10-K contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of the Annual Report on Form 10-K.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- inflation and changes in the interest rate environment that reduce our margins and yields, or reduce the fair value of financial instruments or reduce the origination levels in our lending business, or increase the level of defaults, losses and prepayments on loans we have made and make whether held in portfolio or sold in the secondary markets;

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- our ability to access cost-effective funding;

- our ability to meet applicable capital requirements;

- our ability to maintain liquidity, including the percentage of uninsured deposits in our portfolio;

- our ability to manage market risk, credit risk and operational risk in the current economic conditions;

- changes in consumer demand, borrowing and savings habits;

- demand for loans and deposits in our market area;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- significant increases in our loan losses;

- our ability to implement changes in our business strategies;

- competition among depository and other financial institutions;

- adverse changes in the securities markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

- changes in monetary or fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- changes in accounting policies and practices, as may be adopted by bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- our ability to retain key employees;

- technological changes;

- cyber-attacks, computer viruses and other technological risks that may breach the security of our websites or other systems to obtain unauthorized access to confidential information and destroy data or disable our systems;

- technological changes that may be more difficult or expensive than expected;

- the ability of third-party providers to perform their obligations to us;

- the ability of the U.S. Government to manage federal debt limits;

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own;

- our ability to successfully integrate any assets, liabilities, clients, systems and management personnel we have acquired or may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

- other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing products and services described elsewhere in the Annual Report on Form 10-K; and

- the current or anticipated impact of military conflict, terrorism or other geopolitical events

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.

# PART I

## ITEM 1. BUSINESS

### Blue Foundry Bancorp

Blue Foundry Bancorp (the "Company") is a Delaware corporation which became the holding company for Blue Foundry Bank (the "Bank") on July 15, 2021, following the completion of the mutual-to-stock conversion of Blue Foundry, MHC. In connection with the conversion, the Company sold 27,772,500 shares of common stock, par value $0.01 per share, at a price of $10 per share, for gross proceeds of $277.7 million. The Company also contributed 750,000 shares of common stock and $1.5 million in cash to Blue Foundry Charitable Foundation, Inc. Shares of the Company's common stock began trading on July 16, 2021 on the Nasdaq Global Select Market under the trading symbol "BLFY."

The Company owns all of the outstanding common stock of the Bank, and as such, is a bank holding company subject to regulation by the Federal Reserve Board.

### Blue Foundry Bank

The Bank is a New Jersey-chartered stock savings bank that was organized in 1939 as Boiling Springs Savings & Loan Association by the combination of the Rutherford Mutual Loan and Building Association, which had been founded in 1876, and the East Rutherford Savings, Loan and Building Association. In 1992, Boiling Springs Savings & Loan Association converted to a New Jersey-chartered mutual savings bank and became known as Boiling Springs Savings Bank. Boiling Springs Savings Bank's name was changed to Blue Foundry Bank in 2019. At December 31, 2024, the Bank had assets of $2.06 billion, net loans of $1.57 billion and deposits of $1.34 billion.

Blue Foundry Bank's principal business consists of originating residential, multifamily, and commercial real estate mortgages, construction, commercial and industrial loans and home equity loans and lines of credit in our principal market and surrounding areas. In addition, we occasionally lend outside of our branch network in more densely populated and metropolitan areas, adding diversification to our loan portfolio. We attract retail deposits from the general public in the areas surrounding our banking offices, through our borrowers, and through our online presence, offering a wide variety of deposit products. We also invest in securities. Our revenues are derived primarily from interest on loans and, to a lesser extent, interest on mortgage-backed and other investment securities. Our primary sources of funds are deposits, principal and interest payments on loans and securities and borrowings.

Blue Foundry Bank is subject to comprehensive regulation and examination by the New Jersey Department of Banking and Insurance ("NJDOBI") and the Federal Deposit Insurance Corporation ("FDIC"). Our website address is www.bluefoundrybank.com. Information on this website is not and should not be considered a part of this Annual Report on Form 10-K.

### Market Area

Our market area is primarily northern New Jersey. As of December 31, 2024, the Bank operates 20 full service banking offices in Bergen, Essex, Hudson, Middlesex, Morris, Passaic, and Union counties in New Jersey. The administrative offices of the Company and Bank are located at 7 Sylvan Way, Suite 200, Parsippany, New Jersey 07054. Our telephone number is (201) 939-5000.

The economy in our primary market area benefits from being varied and diverse, with a broad economic base. New Jersey, counted among the wealthiest states in the nation with an estimated population of 9.29 million, is considered one of the most attractive banking markets in the United States. Within our primary market areas, the Bank had less than 1% of bank deposit market share as of June 30, 2024, the latest date for which statistics are available.

We believe that we have developed products and services that meet the financial needs of our current and future customer base; however, we plan, and believe it is necessary, to continuously evaluate our products and service offerings in light of evolving expectations and make the appropriate enhancements to ensure we remain competitive in our market area. Our marketing strategies focus on the strength of our knowledge of local consumer and small to medium size business markets, as well as expanding relationships with current customers and reaching out to develop new, profitable business relationships.

## Competition

We face significant competition for deposits and loans. Our most direct competition for deposits has come historically from the numerous financial institutions operating in our market area (including other community banks and credit unions), many of which are significantly larger than we are and have greater resources. We also face competition for depositor funds from other sources such as financial technology companies, online banks, brokerage firms, money market funds and mutual funds, as well as from securities offered by the Federal Government, such as Treasury bills. Additionally, money center banks, such as Bank of America, JP Morgan Chase, Wells Fargo and Citi, and large regional banks, such as TD Bank, M&T Bank and PNC Bank, have a significant presence in our market area.

Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities firms, financial technology companies, specialty finance firms and technology companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the potential of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including financial technology companies, to offer products and services that traditionally have been provided by banks.

The flow of deposits is also significantly influenced by the general economic conditions. We offer a variety of deposit products that allow us to respond to customer demands and to be competitive in obtaining deposits. Our ability to attract and maintain deposits and the rates we pay on deposits will continue to be affected by market conditions.

During the last four months of 2024, the Federal Reserve reduced the federal funds rate three times, totaling 100 basis points, to 4.50% at the end of the year. By year end 2024, inflation had declined to 2.9% from 3.4% at December 31, 2023.

## Lending Activities

Historically, our lending activities have emphasized residential real estate loans and multifamily housing loans and such loans continue to comprise the largest portion of our loan portfolio. We have shifted our focus to engage in more commercial-like lending to include commercial mortgage loans, construction loans and commercial and industrial ("C&I") loans. C&I loans include C&I revolvers, term loans and Small Business Administration ("SBA") 7a loans. Subject to market conditions and our asset-liability analysis, we expect to continue to focus on commercial real estate and traditional C&I lending as part of our effort to diversify the loan portfolio and increase the overall yield earned on our loans. We compete for loans by offering high quality personalized service, providing convenience and flexibility, timely responses on loan applications, and by offering competitive pricing. Additionally, we have taken the opportunity to participate in unsecured consumer loans with credit enhancements. These loans provide a reasonable yield with low exposure to credit loss.

*Loan Portfolio Composition.* The following table sets forth the composition of the loan portfolio at the dates indicated.

| | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|
| | Amount | Percent | Amount | Percent |
| | (Dollars in thousands) | | | |
| Residential | $ 518,243 | 32.72% | $ 550,929 | 35.30% |
| Multifamily | 671,116 | 42.38 | 682,564 | 43.74 |
| Commercial real estate | 259,633 | 16.40 | 232,505 | 14.90 |
| Construction and land | 85,546 | 5.40 | 60,414 | 3.87 |
| Junior liens | 25,422 | 1.61 | 22,503 | 1.44 |
| Commercial and Industrial | 16,311 | 1.03 | 11,768 | 0.75 |
| Consumer and other | 7,211 | 0.46 | 47 | — |
| Total loans | $1,583,482 | 100.00% | $1,560,730 | 100.00% |

***Loan Maturity***. The following tables set forth certain information at December 31, 2024 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments that significantly shorten the average loan life and may cause actual repayment experience to differ from that shown below. The amounts shown below include unearned loan origination fees and costs, and unamortized premium and discounts, net.

| | Amounts due in | | | | |
|---|---|---|---|---|---|
| | One year or less | More than one year through five years | More than five years through fifteen years | More than fifteen years | Total |
| | | | (In thousands) | | |
| Residential | $ 328 | $ 7,255 | $139,312 | $371,348 | $ 518,243 |
| Multifamily | 29,916 | 65,789 | 444,215 | 131,196 | 671,116 |
| Commercial real estate | 14,231 | 109,126 | 118,426 | 17,850 | 259,633 |
| Construction | 79,246 | 6,300 | — | — | 85,546 |
| Junior liens | — | 457 | 2,632 | 22,333 | 25,422 |
| Commercial and industrial | 2,941 | 9,741 | 2,916 | 713 | 16,311 |
| Consumer and other | 40 | 8 | 7,163 | — | 7,211 |
| Total loans | $126,702 | $198,676 | $714,664 | $543,440 | $1,583,482 |

***Fixed vs. Adjustable Rate Loans.*** The following table sets forth the dollar amount of all loans at December 31, 2024 that are due after December 31, 2025 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below include unearned loan origination fees and costs and unamortized premium and discounts, net.

| | Fixed Rates | Floating or Adjustable Rates | Total |
|---|---|---|---|
| | | (In thousands) | |
| Residential | $347,078 | $170,837 | $ 517,915 |
| Multifamily | 100,968 | 540,232 | 641,200 |
| Commercial real estate | 104,760 | 140,642 | 245,402 |
| Construction | — | 6,300 | 6,300 |
| Junior liens | 7,765 | 17,657 | 25,422 |
| Commercial and industrial | 7,284 | 6,086 | 13,370 |
| Consumer and other | 7,171 | — | 7,171 |
| Total loans | $575,026 | $881,754 | $1,456,780 |

***Residential Real Estate Loans.*** Our residential loan portfolio consists of mortgage loans that enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the borrower. At December 31, 2024, residential real estate loans totaled $518.2 million, or 32.7% of our total loan portfolio, and consisted of $347.1 million of fixed-rate loans and $170.8 million of adjustable-rate loans.

We offer fixed-rate and adjustable-rate residential real estate loans with maturities up to 30 years. The residential mortgage loans we are currently originating are generally underwritten according to Fannie Mae and Freddie Mac guidelines and we refer to loans that conform to such guidelines as "conforming loans." We generally originate both fixed and adjustable-rate mortgage loans in amounts up to the maximum conforming loan limits. We currently originate loans above the conforming limits up to a maximum amount of $3.0 million, which are referred to as "jumbo loans." We generally underwrite jumbo loans, whether originated or purchased, in a manner similar to conforming loans. At December 31, 2024, our largest residential loan totaled $3.7 million, is secured by single family home located on approximately 53 acres of property and was not performing in accordance with its original terms.

Our adjustable-rate residential real estate loans have interest rates that are fixed for an initial period ranging from three to ten years. After the initial fixed period, the interest rate on adjustable-rate residential real estate loans is generally reset periodically

based on a contractual spread or margin above the average yield on U.S. Treasury securities. Our adjustable-rate residential real estate loans can have initial and periodic caps of up to 2.0% on interest rate changes, with a current cap on total increases of 6.0% over the life of the loan.

We originate residential mortgage loans with loan-to-value ratios of generally up to 80% to 90% of the appraised value, depending on the size of the loan. We may originate loans with loan-to-value ratios that exceed 90% depending upon the product type. Mortgage insurance is required for all mortgage loans that have a loan-to-value ratio greater than 80%. The required insurance coverage amount varies based on the loan-to-value ratio and term of the loan. We only permit borrowers to purchase mortgage insurance from companies that have been approved by Blue Foundry Bank.

We generally do not offer "interest only" mortgage loans on residential properties or loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. Additionally, we do not offer "subprime loans" (loans that are made with low down-payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (defined as loans having less than full documentation).

*Multifamily Loans.* At December 31, 2024, we had $671.1 million in multifamily loans, representing 42.4% of our total loan portfolio. Our multifamily loans are secured primarily by apartment buildings having five or more units, most of which are located in our primary market area.

Currently, we originate multifamily loans with maximum terms of 10 years based on amortization periods between 25 and 30 years. We have a portfolio of legacy multifamily loans with terms up to 30 years. We generally limit loan-to-value ratios to less than 75% of the appraised value of the property for multifamily loans. Our multifamily loans are offered with fixed and adjustable rate interest terms. All multifamily loans are subject to our underwriting procedures and guidelines.

Repayment of multifamily loans is primarily dependent on cash flow from the collateral property sufficient to satisfy operating expenses and debt service. Future increases in interest rates, increases in vacancy rates on multifamily residential or commercial buildings and other economic events, such as unemployment rates, which are outside the control of the borrower, or the Bank, could negatively impact the future net operating income of such properties. Similarly, government regulations, such as the existing New York City Rent Regulation and Rent Stabilization laws, could limit future increases in the revenue from these buildings. As of December 31, 2024, the Company has approximately $107.7 million, or 7.4% of total loans, in New York multifamily loans that have some form of rent stabilization or rent control. At December 31, 2024, our largest multifamily loan totaled $23.8 million and was performing in accordance with its original terms.

*Commercial Real Estate Loans.* At December 31, 2024, we had $259.6 million in commercial real estate loans, representing 16.4% of our total loan portfolio. Our commercial real estate loans are secured primarily by industrial facilities, retail facilities and other commercial properties, most of which are located in our primary market area. Of these loans, $77.0 million are owner-occupied.

At December 31, 2024, our total commercial real estate loan portfolio was comprised of less than 2% in office space, none of which was in New York City.

Commercial real estate loans are underwritten to asset specific guidelines in accordance to policy with the loan-to-value ratio limit generally being 75% of the appraised value of the property. At December 31, 2024, our largest commercial real estate loan totaled $23.9 million and was secured by a grocery-anchored shopping center. At December 31, 2024, this loan was performing in accordance with its original terms.

*Construction Loans.* We make construction loans, primarily to contractors and builders of multifamily and mixed-use projects and other commercial and industrial real estate projects. At December 31, 2024, our construction loans totaled $85.5 million, representing 5.4% of our total loan portfolio and our largest construction loan totaled $21.9 million, secured by a mid-rise apartment complex surrounding a four-story parking deck. At December 31, 2024, this loan was performing in accordance with its original terms. Once a construction project is satisfactorily completed, we look to provide permanent financing.

*Junior Liens and Consumer Loans.* We generally offer consumer loans to customers residing in our market area. Our consumer loans and junior liens consist primarily of home equity loans and lines of credit. At December 31, 2024, junior liens totaled $25.4 million, or 1.6% of our total loan portfolio and consumer loans totaled $7.2 million, or 0.5% of the total loan portfolio. The portfolio included a consumer loan participation that was entered into during the year.

Home equity loans and lines of credit are multi-purpose loans used to finance various home or personal needs, where a one-to-four family primary or secondary residence serves as collateral. We generally originate home equity loans and lines of credit of up to $500,000 with a maximum loan-to-value ratio of 80% (75% if the loan is for a condo) and terms of up to 20 years. Home equity lines of credit have adjustable rates of interest that are based on the prime rate, as published in The Wall Street Journal. Home equity lines of credit are secured by residential real estate in a first or second lien position.

The procedures for underwriting consumer loans include assessing the applicant's payment history on other indebtedness, the applicant's ability to meet existing obligations and payments on the proposed loan, and the loan-to-value ratio of the collateral property. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We participate or purchase consumer loans from a national company that specializes in loans to professionals. In underwriting the loans, we review credit scores, debt service coverage, debt to income, years in industry and other factors. We also receive a 3% loss pool and implied corporate credit support to replace or repay defaulted transactions.

*Commercial and Industrial Loans.* We typically originate commercial business loans on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business, the experience and stability of the borrower's management team, earnings projections, and the value and marketability of any collateral securing the loan. Business loans and lines of credit inherently have more risk of loss than real estate secured loans, in part because business loans may be more complex to underwrite than mortgages, and some of the loans or portions thereof may be unsecured. These loans are more likely to be reliant on the cashflow and solvency of the business. The value of collateral may not be adequate to cover the value of the loan and may be severely impacted by the performance of the business. If a decline in economic conditions or other issues cause difficulties for our business borrowers or we fail to evaluate the credit of the loan accurately when we underwrite the loan, it could result in delinquencies or defaults and a material adverse effect on our business, results of operations or financial condition. Commercial and industrial loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment. As a result, the availability of funds for the repayment of commercial and industrial loans may be substantially dependent on the success of the business itself and the general economic environment in our market area. Therefore, commercial and industrial loans that we originate may have greater credit risk than residential real estate loans or, generally, consumer loans. In addition, commercial and industrial loans generally require substantially greater evaluation and oversight efforts.

The Bank is a certified SBA lender and is a participant in SBA lending programs which typically provides guarantees of up to 75% of the principal on the underlying loans. We provide loans under the 7(a) Loan Program, the SBA's most common loan program. We may sell a portion of these loans in the secondary market.

At December 31, 2024, we had $16.3 million of commercial and industrial loans. Commercial and industrial loans represent 1.0% of our total loan portfolio. We offer term loans, lines of credit and revolving lines of credit with varying maturity terms to small businesses in our market area to finance short-term working capital needs such as accounts receivable and inventory. Our commercial lines of credit are typically structured with variable rates. We generally obtain personal guarantees with respect to all commercial and industrial loans. At December 31, 2024, the average loan size of our commercial and industrial loans was $816 thousand, and our largest outstanding commercial and industrial loan balance was a $5.4 million conventional C&I term loan to a meal delivery organization. This loan was performing in accordance with its repayment terms at December 31, 2024.

## Originations, Purchases and Participations of Loans

Loan origination activities are conducted by our commercial and consumer bankers and throughout the branch network. We market, network and call on prospective customers and centers of influence to originate loans. We also obtain referrals from existing and former customers and from accountants, real estate brokers, builders and attorneys. All loans that we originate or purchase are underwritten pursuant to our policies and procedures, which, for residential loans, generally incorporate Fannie Mae and Freddie Mac underwriting guidelines to the extent applicable. We originate both adjustable-rate and fixed-rate loans. Our ability to originate fixed or adjustable-rate loans depends upon the relative customer demand for such loans, which is affected by current market interest rates as well as anticipated future market interest rates. Our loan origination and purchase activity may be adversely affected by a rising interest rate environment, which typically results in decreased loan demand.

We consider a number of factors in originating multifamily and commercial real estate loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, we consider a number of factors, including the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that it is at least 1.25x, subject to certain exceptions, and the ratio of the loan amount to the appraised value of the mortgaged property. All loans are appraised by outside independent and qualified appraisers that are duly approved in accordance with Blue Foundry Bank policy. Loans are monitored on an ongoing basis, based on policy requirements, often requiring updated financial statements.

During the years ended December 31, 2024 and 2023, loan originations totaled $116.0 million and $119.6 million, respectively.

The Bank may purchase residential loans through its residential loan purchase program to supplement originations. All residential loans purchased were within New Jersey and were underwritten to FNMA standards, a comparable underwriting standard as internally-originated loans. Loan purchases totaled $21.6 million and $6.8 million for the years ended December 31, 2024 and 2023, respectively.

We purchase whole loans and participate in loans originated by other institutions. Generally, our analysis for purchase and participation transactions follows underwriting policies as if we originated the loan directly. However, for loans that we participate in, we are subject to the lead financial institution's policies and practices related to items such as, monitoring, collection and default. At December 31, 2024 the outstanding balances of our loan participations where we are not the lead lender totaled $175.5 million, or 11.1% of our loan portfolio. All such loans were performing at December 31, 2024 in accordance with their original repayment terms.

## Credit Policy and Procedures

*Loan Approval Procedures and Authority*. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination policies established by management and approved by our Board of Directors. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, depending on the officer's title, experience, and the type of loan.

Loan approval authorities are dictated by factors such as the loan type, loan size, cumulative credit exposure (to a particular relationship) and the presence of any policy exceptions. All loans are independently underwritten. Commercial loans are further reviewed and acknowledged by the Chief Credit Officer or designee. Loans are then presented for approval to the appropriate authority. Under our current policy, no loan may be approved by a single officer. At a minimum, two officers are required to approve a loan, at least one of whom is a voting member of the Loan Committee. Depending upon certain factors, such as the size of the loan request, escalating loan approval authorities may be required. In such cases, approval by the Loan Committee or Loan Oversight Committee may be required. For commercial loans, a minimum of three approvals are required (two of which must include the Head of Commercial Banking or Head of Consumer Banking and Chief Credit Officer), with a third approval from any voting member of the Loan Committee.

*Loans to One Borrower.* Pursuant to New Jersey law, the aggregate amount of loans that the Bank is permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of the Bank's capital, surplus fund and undivided profits (25% if the amount in excess of 15% is secured by "readily marketable collateral"). At December 31, 2024, based on the 15% limitation, the Bank's loans-to-one-borrower limit was approximately $45.4 million, our internal policy limit was $40.9 million, representing 90% of the 15% limit. On the same date, the Bank had no borrowers with outstanding balances in excess of this amount. At December 31, 2024, our largest loan relationship with a single borrower was for $33.6 million, which consisted of one loan secured by non-residential, non-owner occupied real estate and seven loans secured by multifamily real estate, each of which was performing in accordance with its terms.

## Delinquencies and Asset Quality

*Delinquency Procedures.* When a borrower fails to make a required monthly loan payment by the last day of the month, and upon expiration of any applicable grace period, a late notice is generated stating the payment and late charges due. Until such time as payment is made collection efforts continue with additional phone calls and escalating collection notices. Loan delinquencies more than 30 days past due are reported to the Board of Directors monthly.

If repayment is doubtful or not possible, a notice of intent to foreclose will be issued for residential loans, or an acceleration notice will be issued for commercial loans, and the account will be administered by our Asset Recovery Department with oversight and guidance from our counsel. Once issued for residential loans, the notice of intent to foreclose typically allows the borrower a period to cure the default. Once issued for commercial loans, a grace period may be granted in accordance with the loan's terms. If payment is made and the loan is brought current, foreclosure proceedings are discontinued, and the borrower is permitted to continue to make payments. If the borrower does not cure the default, we will initiate foreclosure proceedings.

*Loans Past Due and Non-Performing Assets.* Loans are reviewed on a regular basis. Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral-dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for credit losses on loans is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral less selling costs. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. At December 31, 2024 and 2023, there were no loans 90 days past due and still accruing. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

*Other Real Estate Owned ("REO").* When we acquire real estate as a result of foreclosure or a deed-in-lieu transaction, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan over the market value of the property is charged against the allowance for credit losses on loans. Subsequent remeasurement resulting in a charge-off would be expensed in the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell. At December 31, 2024, the Company had no REO and had one residential loan with a carrying value of $593 thousand in REO at December 31, 2023.

*Delinquent Loans.* The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

| | December 31, 2024 | | | | December 31, 2023 | | | |
| | 60-89 Days | | 90 Days or More | | 60-89 Days | | 90 Days or More | |
| | Number of Loans | Principal Balance | Number of Loans | Principal Balance | Number of Loans | Principal Balance | Number of Loans | Principal Balance |
| | | | | (Dollars in thousands) | | | | |
|---|---|---|---|---|---|---|---|---|
| Residential | 2 | $315 | 2 | $3,892 | 1 | $752 | 3 | $3,926 |
| Junior liens | — | — | 1 | 149 | — | — | 1 | 49 |
| Commercial and Industrial | 1 | 563 | 2 | 15 | — | — | 3 | 39 |
| Total | 3 | $878 | 5 | $4,056 | 1 | $752 | 7 | $4,014 |

*Non-Performing Assets.* The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| | (Dollars in thousands) | |
| **Non-Performing Assets:** | | |
| Non-accrual loans: | | |
| Residential | $4,377 | $5,884 |
| Multifamily | — | 146 |
| Junior liens | 149 | 49 |
| Commercial and Industrial | 578 | 39 |
| Total non-performing loans | 5,104 | 6,118 |
| Real estate owned | — | 593 |
| Total non-performing assets | $5,104 | $6,711 |
| Total non-performing loans to total loans | 0.33% | 0.39% |
| Total non-performing loans to total assets | 0.25% | 0.30% |
| Total non-performing assets to total assets | 0.25% | 0.33% |

*Classified Assets.* Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered to be of lesser quality, as substandard, doubtful or loss. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are those considered uncollectible and of such little value that they are charged-off. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as special mention by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish specific allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In connection with the filing of our periodic reports with the FDIC and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

The following table sets forth our amounts of special mention and classified loans as of December 31, 2024 and 2023.

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| | (In thousands) | |
| Special mention | $ 6,503 | $1,567 |
| Substandard | 5,222 | 6,118 |
| Doubtful | — | — |
| Loss | — | — |
| Total | $11,725 | $7,685 |

At December 31, 2024, special mention loans included one mixed-use, multifamily loan totaling $5.4 million, one commercial real estate loan totaling $828 thousand, two residential loans totaling $264 thousand and one junior lien totaling $43 thousand. As of December 31, 2024, these loans were all performing with terms. At December 31, 2024, substandard loans represent six residential loans totaling $4.4 million, three commercial and industrial loans totaling $578 thousand, one multifamily loan totaling $118 thousand and one junior lien loan totaling $149 thousand. At December 31, 2023, special mention loans included two residential family loans totaling $663 thousand and one commercial real estate loan totaling $904 thousand. Substandard loans at December 31, 2023, included nine residential loans totaling $5.9 million, one multifamily real estate loan totaling $146 thousand and one junior lien loan totaling $49 thousand.

## Allowance for Credit Losses

Under ASU 2016-13, the Company's methodology for determining the allowance for credit losses on loans is based upon key assumptions, including the lookback period, historical loss experience, economic forecasts over a reasonable and supportable forecast period, reversion period, prepayments and qualitative adjustments. The allowance is measured on a pool basis when similar risk characteristics exist. Loans that do not share common risk characteristics are evaluated on an individual basis and are excluded from the collective evaluation. See Note 1—Summary of Significant Accounting Policies for a description of the adoption of ASU 2016-13 and the Company's allowance methodology.

In addition, the NJDOBI and the FDIC periodically review our allowance for credit losses on loans and as a result of such reviews, they may require us to adjust our allowance for credit losses on loans or recognize loan charge-offs.

The following table sets forth activity in our allowance for credit losses on loans for the periods indicated.

| | Year Ended December 31, | |
| | 2024 | 2023 |
| | (Dollars in thousands) | |
|---|---|---|
| Allowance for credit losses on loans at beginning of period | $14,154 | $13,400 |
| Impact of adoption 2016-13 | — | 668 |
| Provision (recovery of provision) for credit losses on loans | (1,144) | 146 |
| Charge-offs: | | |
|    Residential | — | (18) |
|    Consumer and other | (56) | (46) |
|       Total charge-offs | (56) | (64) |
| Recoveries: | | |
|    Consumer and other | 11 | 4 |
|       Total recoveries | 11 | 4 |
| Net charge-offs | (45) | (60) |
| Allowance for credit losses on loans at end of period | $12,965 | $14,154 |
| Allowance for credit losses on loans to non-performing loans at end of period | 254.02% | 231.35% |
| Allowance for credit losses on loans to total loans outstanding at end of period | 0.83 | 0.91 |
| Net charge-offs to average loans outstanding during period | — | — |

***Allocation of Allowance for Credit Losses on Loans.*** The following tables set forth the allowance for credit losses on loans allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for credit losses on loans allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

| | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | Amount | Percent of Allowance to Total Allowance | Percent of Loans in Category to Total Loans | Amount | Percent of Allowance to Total Allowance | Percent of Loans in Category to Total Loans |
| | | | (Dollars in thousands) | | | |
| Residential | $ 1,989 | 15.34% | 32.72% | $ 1,968 | 13.90% | 35.30% |
| Multifamily | 6,609 | 50.98% | 42.38% | 7,046 | 49.79% | 43.74% |
| Commercial real estate | 3,641 | 28.08% | 16.40% | 3,748 | 26.48% | 14.90% |
| Construction and land | 460 | 3.55% | 5.40% | 1,222 | 8.63% | 3.87% |
| Junior liens | 109 | 0.84% | 1.61% | 76 | 0.54% | 1.44% |
| Commercial and industrial | 157 | 1.21% | 1.03% | 94 | 0.66% | 0.75% |
| Consumer and other (1) | — | — % | 0.46% | — | — % | — % |
| Total allowance for credit losses on loans | $12,965 | 100.00% | 100.00% | $14,154 | 100.00% | 100.00% |

(1) Consumer and other includes the consumer loan participation that provided credit enhancement, which based upon our analysis was sufficient to cover the expected credit losses under that portfolio.

## Investment Activities

***General.*** The goals of our investment policy are generally to provide liquidity, mitigate interest rate risk, ensure the safety of principal, provide earnings and meet pledging requirements. Subject to loan demand and our interest rate risk analysis, we may increase the balance of our securities portfolio.

Our investment policy was adopted and is reviewed annually by the Board of Directors. All investment decisions are made by senior management in accordance with board-approved policies. The Treasurer provides an investment schedule detailing the investment portfolio, which is regularly reviewed by the Board of Directors.

Our current investment policy permits, with certain limitations, investments in: U.S. Treasury securities; securities issued by the U.S. government and its agencies or government sponsored enterprises including mortgage-backed securities and collateralized mortgage obligations issued by Fannie Mae, Ginnie Mae and Freddie Mac; corporate and municipal bonds; private label mortgage-backed securities and privately issued asset-backed securities; certificates of deposit in other financial institutions; federal funds and money market funds.

At December 31, 2024, our securities portfolio consisted of investment-grade securities. Approximately 60% of the portfolio is either 100% guaranteed by the U.S. government or implicitly guaranteed by the U.S. government. The remaining 40% consisted of corporate bonds, municipal bonds, privately issued asset-backed securities and other investment securities. Approximately 90% of our securities portfolio was classified as available-for-sale, with the remaining 10% classified as held-to-maturity.

*Portfolio Maturities and Yields.* The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2024. Weighted average yields on tax-exempt securities presented exclude the tax equivalent yield. Certain securities have adjustable interest rates and will reprice at least annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Weighted average yield calculations on investment securities available-for-sale do not give effect to changes in fair value that are reflected as a component of equity.

| | One Year or Less | | More than One Year to Five Years | | More than Five Years to Ten Years | | More than Ten Years | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Fair Value | Weighted Average Yield |
| | | | | | (Dollars in thousands) | | | | | | |
| **Available-for-sale:** | | | | | | | | | | | |
| U.S. Treasury Note | $34,324 | 4.53% | $ — | — % | $ 6,935 | 1.28% | $ — | — % | $ 41,259 | 40,139 | 3.99% |
| Corporate Bonds | 17,539 | 3.07% | 18,332 | 4.76% | 33,251 | 5.69% | 6,000 | 3.75% | 75,122 | 73,154 | 4.72% |
| U.S. Government agency obligations | — | — % | 874 | 1.41% | — | — % | — | — % | 874 | 812 | 1.41% |
| State and municipal obligations | 742 | 2.24% | 3,792 | 2.46% | 833 | 1.49% | 990 | 2.10% | 6,357 | 6,024 | 2.26% |
| **Mortgage-backed securities:** | | | | | | | | | | | |
| Residential | 21 | 2.34% | 28,136 | 3.39% | 129,538 | 2.58% | 14,059 | 1.97% | 171,754 | 149,041 | 2.70% |
| Multifamily | 2,274 | 5.16% | 11,837 | 4.78% | 5,665 | 2.52% | — | — % | 19,776 | 18,743 | 4.18% |
| Asset-backed securities | 5,000 | 6.69% | 1,517 | 0.90% | 2,795 | 5.95% | — | — % | 9,312 | 9,115 | 5.53% |
| Total available-for-sale | $59,900 | 4.28% | $64,488 | 3.88% | $179,017 | 3.16% | $21,049 | 2.48% | $324,454 | $297,028 | 3.49% |
| **Securities held-to-maturity:** | | | | | | | | | | | |
| Corporate bonds | $ — | — % | $ — | — % | $ 18,600 | 4.06% | $ — | — % | $ 18,600 | 16,414 | 4.06% |
| Asset-backed securities | — | — % | 14,574 | 1.62% | — | — % | — | — % | 14,574 | 13,581 | 1.62% |
| Total held-to-maturity | $ — | — % | $14,574 | 1.62% | $ 18,600 | 4.06% | $ — | — % | $ 33,174 | $ 29,995 | 2.99% |

*Other Investments.* At December 31, 2024, other investments primarily consisted of membership and activity-based shares in FHLB stock. As a member of FHLB, we are required to purchase stock in the FHLB, which stock is carried at cost and classified as other investment securities. Other investments also consist of, to a much lesser extent, an investment in a financial technology fund carried at net asset value and shares in a cooperative that provides community banking core technology solutions, carried at cost.

## Sources of Funds

*General.* Deposits have traditionally been our primary source of funds for our lending and investment activities. We also use borrowings, primarily FHLB advances, to supplement cash flows, as needed. In addition, funds are derived from principal and interest payments on loans and securities, loan and security prepayments and maturities, brokered deposits, income on other earning assets and retained earnings. While cash flows from loans and securities payments can be a relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and competition.

*Deposit Accounts.* The majority of our deposits are from depositors who reside in our primary market area. We attract deposit customers by offering a broad selection of deposit products for individuals and businesses, designed to meet a wide spectrum of savings needs.

The terms of our deposit accounts depend on several factors, including the minimum balance required, the duration for which funds must remain on deposit in the account, desired customer behaviors and interest rate. When setting these terms, we take into account the products, features and rates offered by competitors, our liquidity needs, profitability and the preferences of our customers.

We may supplement customer deposits with brokered and listed deposits. At December 31, 2024 and 2023, brokered deposits totaled $155.0 million and $125.0 million, respectively. There were no listed deposits at December 31, 2024, while listed deposits totaled $11.4 million at December 31, 2023.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

| | December 31, 2024 | | December 31, 2023 | |
| --- | --- | --- | --- | --- |
| | Amount | Percent | Amount | Percent |
| | (Dollars in thousands) | | | |
| Non-interest bearing deposits | $ 26,001 | 1.94% | 27,739 | 2.23% |
| NOW and demand accounts | 369,554 | 27.51 | 361,139 | 29.01 |
| Savings | 240,426 | 17.90 | 259,402 | 20.84 |
| Time deposits | 707,339 | 52.65 | 596,624 | 47.92 |
| Total | $1,343,320 | 100.00% | $1,244,904 | 100.00% |

As of December 31, 2024, the aggregate amount of uninsured deposits (amounts in excess of the maximum amount for federal deposit insurance) was $270.8 million, or 20.16% of total deposits. Uninsured deposits totaling $83.8 million were deposits of the Company and its subsidiaries and $39.3 million were municipal deposits covered by supplemental insurance on such deposits under New Jersey's Governmental Unit Deposit Protection Act.

The following table sets forth the maturity of time deposits in excess of $250,000 at December 31, 2024.

| Maturity Period: | (in thousands) |
| --- | --- |
| Three months or less | $ 81,044 |
| Over three through six months | 36,961 |
| Over six through twelve months | 16,457 |
| Over twelve months | 271 |
| Total | $134,733 |

***Borrowings.*** Our borrowings consist of advances from the FHLB. At December 31, 2024, we had the ability to borrow approximately $614.0 million under our credit facilities with the FHLB, of which $339.5 million was advanced. Borrowings from the FHLB are secured by loans pledged at the FHLB. We can borrow at the Federal Reserve Bank ("FRB") Discount Window up to the amount of collateral pledged. At December 31, 2024, we had $107.7 million pledged at the FRB. We also have an unsecured line of $30.0 million with a correspondent bank.

## Subsidiary Activities

Blue Foundry Bancorp has one direct subsidiary, Blue Foundry Bank.

At December 31, 2024, Blue Foundry Bank had one active corporate subsidiary, Blue Foundry Investment Company, a New Jersey corporation formed to manage and invest in securities. The Bank also has two inactive subsidiaries, TrackView LLC and Blue Foundry, LLC, each a limited liability company formed under New Jersey law to hold certain real estate owned.

## Employees and Human Capital Resources

At December 31, 2024 we employed 184 employees, nearly all of whom are full-time and of which approximately 59% are women. At December 31, 2023, we employed 179 employees. As a financial institution, approximately 40% of our employees are employed at our branch offices, and another 4% are employed at our customer care call center. The success of our business is highly dependent on our employees, who provide value to our customers and communities through their dedication to our mission, which is helping customers achieve financial security. Our workplace culture is grounded in a set of core values – a concern for others, trust, respect, hard work, and a dedication to our customers. We seek to hire well-qualified employees who are also a good fit for our value system. Our selection and promotion processes are without bias and include the active recruitment of minorities, women, individuals with disabilities and veterans, without regard to race, color, religion, sex, LGBTQ+, national origin, disability or protected veteran status.

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Continual training and career development is advanced through regular performance discussions between employees and their managers, internally developed training programs, customized corporate training engagements and educational reimbursement programs. Reimbursement is available to employees enrolled in pre-approved degree or certification programs at accredited institutions that teach skills or knowledge relevant to our business.

The Bank offers employees a comprehensive health benefits package and structures its bonus program to create meaningful performance-based incentives. To encourage retirement savings, the Bank provides a 401(k) match on up to 6% of an employee's salary. Eligible employees are automatically enrolled in the plan and 3% of the employee's total taxable compensation is withheld with annual 1% escalations up to 6%. Employees may opt out at any time. In addition, our Employee Stock Ownership Plan ("ESOP") gives employees an opportunity to accumulate shares of our common stock and is 100% funded by the Company.

The safety, health and wellness of our employees is a top priority. We promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules and sponsoring various wellness programs. Our state-of-the-art administrative offices offer our employees access to an onsite gym at no cost and access to a shuttle to and from public transportation. Our offices are equipped with stand-up desks, and the mindfulness room provides a place for employees to take a quiet break from their busy day. Nursing moms have access to a lactation room equipped with a refrigerator and sink for their privacy and convenience.

## Supervision and Regulation

The Company and the Bank operate in the highly-regulated banking industry. This regulation establishes a comprehensive framework of activities in which a bank holding company and New Jersey savings bank may engage and is intended primarily for the protection of the Deposit Insurance Fund and depositors.

Set forth below is a brief description of certain material regulatory requirements that are applicable to the Bank and the Company. The description is not intended to be a complete list or description of such statutes and regulations and their effects on the Bank and the Company.

## Blue Foundry Bank

As a New Jersey-chartered savings bank, the Bank is subject to comprehensive regulation by the NJDOBI, as its chartering authority and, as a federally insured nonmember institution, by the FDIC. The Bank is a member of the FHLB and its deposits are insured up to applicable limits by the FDIC. The Bank is required to file reports with, and is periodically examined by, the FDIC and the NJDOBI concerning its activities and financial condition and must obtain regulatory approvals before entering into certain transactions, including mergers with or acquisitions of other financial institutions. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding classifying assets and establishing an adequate allowance for credit losses on loans for regulatory purposes.

## New Jersey Banking Laws and Supervision

*Activity Powers.* The Bank derives its lending, investment and other activity powers primarily from the New Jersey Banking Act and its related regulations. Under these laws and regulations, savings banks, including the Bank, generally may invest in:

- real estate mortgages;
- consumer and commercial loans;
- specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;
- certain types of corporate equity securities; and
- certain other assets.

A savings bank may also make other investments pursuant to "leeway" authority that permits investments not otherwise permitted by the New Jersey Banking Act. Leeway investments must comply with a number of limitations on the individual and aggregate amounts of leeway investments. A savings bank may also exercise trust powers upon approval of the NJDOBI. Savings banks also may exercise those powers, rights, benefits or privileges authorized for national banks or out-of-state banks or for federal or out-of-state savings banks or savings associations, provided that before exercising any such power, right, benefit or privilege, prior approval by the NJDOBI by regulation or by specific authorization is required. The exercise of these lending, investment and activity powers is limited by federal law and regulations. See "Federal Bank Regulation Activities and Investments" below. Certain corporate transactions by a savings bank, such as establishing branches and acquiring other banks, require the prior approval of the NJDOBI.

*Loans-to-One-Borrower Limitations.* With certain specified exceptions, a New Jersey-chartered savings bank may not make loans or extend credit to a single borrower or to entities related to the borrower in an aggregate amount that would exceed 15% of the bank's capital funds. A savings bank may lend an additional 10% of the bank's capital funds if secured by collateral meeting the requirements of the New Jersey Banking Act. The Bank currently complies with applicable loans-to-one-borrower limitations.

*Dividends.* Under the New Jersey Banking Act, a stock savings bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a savings bank may not pay a dividend unless the savings bank would have a surplus of not less than 50% of its capital stock after the payment of the dividend or, alternatively, the payment of the dividend would not reduce the surplus. Federal law may also limit the amount of dividends that may be paid by the Bank. See "Federal Bank Regulation—Prompt Corrective Regulatory Action" below.

*Minimum Capital Requirements.* Regulations of the NJDOBI impose on New Jersey-chartered depository institutions, including the Bank, minimum capital requirements generally similar to those imposed by the FDIC on insured state banks. See "Federal Bank Regulation—Capital Requirements."

*Examination and Enforcement.* The NJDOBI may examine the Bank as it deems advisable. It typically examines the Bank at least every two years, typically alternating exams with the FDIC such that the Bank is subject to regulatory examination every year. Regulated institutions are assessed for expenses incurred by the NJDOBI.

The NJDOBI has authority to enforce applicable law and prevent practices that may cause harm to an institution, including the issuance of cease and desist orders and civil money penalties and removal of directors, officers and employees. The NJDOBI also has authority to appoint a conservator or receiver for a savings bank under certain circumstances such as insolvency or unsafe or unsound condition to transact business.

## Federal Bank Regulation

*Supervision and Enforcement Authority.* The Bank is subject to extensive regulation, examination and supervision by the FDIC as its primary federal prudential regulator and the insurer of its deposits. The regulatory structure gives the FDIC extensive discretion in connection with its supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of an adequate allowance for credit losses on loans for regulatory purposes.

The Bank must file reports with the FDIC concerning its activities and financial condition. It must also obtain prior FDIC approval before entering into certain corporate transactions such as establishing new branches and mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the FDIC to evaluate the Bank's safety and soundness and compliance with various regulatory requirements.

The FDIC maintains substantial enforcement authority over regulated institutions. That includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, enforcement actions against institutions may be initiated in response to violations of laws and regulations or unsafe or unsound practices; the FDIC may also bring enforcement actions against directors and officers on these bases and for breaches of fiduciary duty. The FDIC may also appoint itself as conservator or receiver for an insured bank under specified circumstances, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) the existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

*Capital Requirements.* Under FDIC regulations, the Bank must meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets ratio, and a Tier

1 capital to total assets leverage ratio. The capital requirements are based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances.

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted asset ratios of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses on loans limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). The Bank exercised the opt-out election regarding the treatment of AOCI. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if an institution does not hold a "capital conservation buffer" of 2.5%, effectively resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 capital to risk-based assets ratio of 8.5%, and (3) a total capital ratio of 10.5%.

Federal legislation enacted in 2018 required the federal banking agencies, including the FDIC, to adopt a rule implementing a simplified "community bank leverage" ratio alternative for institutions with assets of less than $10 billion that meet other specified criteria. Pursuant to federal legislation enacted in 2020, the community bank leverage ratio was set at 9% for 2022 and thereafter. A qualifying community bank that exercises the election and has capital equal to or exceeding the applicable percentage is considered compliant with all applicable regulatory capital requirements. Qualifying institutions may elect to utilize the community bank leverage ratio in lieu of the generally applicable risk-based capital requirements.

A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. As of December 31, 2024, the Bank has not opted into the community bank leverage ratio framework.

At December 31, 2024, the Bank exceeded each of its applicable capital requirements.

*Standards for Safety and Soundness.* As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

*Activities and Investments.* Federal law provides that a state-chartered bank insured by the FDIC generally may not engage as a principal in any activity not permissible for a national bank to conduct or make any equity investment of a type or in an amount not authorized for national banks, notwithstanding state law, subject to certain exceptions. For example, state-chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq Market and to invest in shares of investment companies registered under the Investment Company Act of 1940. The maximum permissible investment is 100% of Tier 1 capital, as specified by the FDIC's regulations, or the maximum amount permitted by New Jersey law, whichever is less. Such grandfathered authority terminates upon a change in the institution's charter or a change in control.

In addition, the FDIC is authorized to permit a state-chartered bank or savings bank to engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and it is determined that the activities or investments involved do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted procedures for institutions seeking approval to engage in such activities or investments. In addition, a nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

*Interstate Banking and Branching.* Federal law permits well capitalized and well managed bank holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, banks may establish de novo branches on an interstate basis at any location where a bank chartered under the laws of the branch location host state may establish a branch.

*Prompt Corrective Regulatory Action.* Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is considered "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 capital ratio of 6.5% or greater. An institution is considered "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 capital ratio of 4.5% or greater. An institution is considered "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 capital ratio of less than 4.5%. An institution is considered "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 capital ratio of less than 3.0%. An institution is considered "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets equal to or less than 2.0%. At December 31, 2024, the Bank was classified as a "well capitalized" institution under these definitions.

At each successive lower capital category, an insured depository institution is subject to additional operating restrictions, including limits on growth and a prohibition on the payment of dividends and other capital distributions. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency. An undercapitalized bank's compliance with a capital restoration plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable capital restoration plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of possible additional restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, reduce total assets, cease receipt of deposits from correspondent banks, dismiss directors or officers, or to limit interest rates paid on deposits, compensation of executive officers or capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after they are determined to be critically undercapitalized.

A bank that is classified as well-capitalized, adequately capitalized or undercapitalized may be treated as though it were in the next lower capital category if the FDIC, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

***Transaction with Affiliates and Regulation W / Loans to Insiders and Regulation O***. Transactions between banks and their affiliates are governed by federal law. Generally, Section 23A of the Federal Reserve Act, applicable to FDIC-insured state nonmember banks by Section 18(j) of the Federal Deposit Insurance Act, and the Federal Reserve Board's Regulation W prohibit a bank and its subsidiaries from engaging in a "covered transaction" with an affiliate if the aggregate amount of covered transactions outstanding with that affiliate, including the proposed transaction, would exceed an amount equal to 10.0% of the bank's capital stock and surplus. The aggregate amount of covered transactions outstanding with all affiliates is limited to 20.0% of the bank's capital stock and surplus. The term "covered transaction" includes, among other things, making loans to, purchasing assets from, and issuing guarantees to an affiliate, as well as other similar transactions. In addition, loans or other extensions of credit by a bank to an affiliate are required to be collateralized according to the requirements set forth in Section 23A of the Federal Reserve Act. Section 23B of the Federal Reserve Act applies to "covered transactions," as well as to certain other transactions, and requires that all such transactions be on terms and under circumstances that are substantially the same as, or at least as favorable to, the institution as prevailing market terms for comparable transactions with or involving a non-affiliate. Section 23B transactions also include the bank's providing services and selling assets to an affiliate.

A bank's loans to its executive officers, directors, any owner of 10% or more of its stock (each, an insider) and any of certain entities controlled by any such person (an insider's related interests), as well as loans to insiders of affiliates and such insiders' related interests, are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and its implementing regulation, Regulation O, as made applicable to FDIC-insured state nonmember banks by Section 18(j) of the Federal Deposit Insurance Act and FDIC regulations. Under these restrictions, the aggregate amount of the loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to the Bank's loans. See "New Jersey Banking Laws and Supervision—Loans-to-One Borrower Limitations." All loans by a bank to all insiders and insiders' related interests in the aggregate may not exceed the bank's unimpaired capital and unimpaired surplus. Loans to an executive officer, other than loans for the education of the officer's children and certain loans secured by the officer's residence, may not exceed the greater of $25,000 or 2.5% of the bank's unimpaired capital and surplus, and in no event may exceed $100,000. Regulation O requires that any proposed loan to an insider, or a related interest of that insider, be approved in advance by a majority of the Board of Directors of the bank, with any interested directors not participating directly or indirectly in the voting, if that loan, combined with previous loans by the bank to the insider and his or her related interests, exceeds specified amounts. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those that are prevailing at the time for comparable transactions with non-insiders or non-employees. Regulation O contains a general exception for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees. As of December 31, 2024, the Bank does not have any loans deemed to be Regulation O loans.

In addition, federal law prohibits extensions of credit to a bank's insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

***Federal Insurance of Deposit Accounts.*** The Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Deposit accounts in the Bank are insured up to a maximum of $250,000 for each separately insured depositor for each account ownership category.

The FDIC assesses all insured depository institutions. An institution's assessment rate depends upon the perceived risk to the Deposit Insurance Fund of that institution, with less risky institutions paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) ranged from 2.5 to 32 basis points of each institution's total assets less tangible capital effective January 1, 2023.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or regulatory condition imposed in writing. We do not know of any practice, condition or violation that might lead to termination of the Bank's deposit insurance.

***Federal Deposit Insurance Corporation Improvement Act ("FDICIA").*** The Bank, having over $500 million in total assets, is subject to requirements of Section 112 of FDICIA ("FDICIA 112"). The primary purpose of FDICIA 112 is to provide a framework for early risk identification in financial management through an effective system of internal controls. Annual reporting requirements under FDICIA 112 are as follows: (1) annual audited financial statements; (2) management report stating management's responsibility for preparing the institution's annual financial statements, establishing and maintaining an adequate internal control structure and procedures for financial reporting and for complying with laws and regulations, and assessment by management of the institution's compliance with such laws and regulations; and (3) for insured depository institutions with consolidated total assets over $1.0 billion or more, such as the Bank, the independent public accountant who audits the institution's financial statements shall examine, attest to, and report separately on the assertion of management concerning the effectiveness of the institution's internal control structure and procedures for financial reporting.

*Privacy Regulations.* Federal law and regulations generally require that the Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship. In addition, financial institutions are generally required to furnish their customers a privacy notice annually. However, a provision of the Fixing America's Surface Transportation Act enacted in 2015 provides an exception from the annual notice requirement if a financial institution does not share non-public personal information with non-affiliated third parties (other than as permitted under certain exceptions) and its policies and practices regarding disclosure of non-public personal information have not changed since the last distribution of its policies and practices to its customers. In addition, the Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and to not disclose account numbers or access codes to non-affiliated third parties for marketing purposes.

*Community Reinvestment Act.* Under the Community Reinvestment Act ("CRA"), as implemented by the FDIC, a state nonmember bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of each state nonmember bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish branches and acquire other financial institutions. The CRA currently requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. The Bank's most recent FDIC CRA rating in June 2024 was "Satisfactory." On October 24, 2023, the FDIC, the Federal Reserve Board, and the Office of the Comptroller of the Currency issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, banks with assets of at least $2 billion as of December 31 in both of the prior two calendar years will be a "large bank." The agencies will evaluate large banks under four performance tests: the Retail Lending Test, the Retail Services and Products Test, the Community Development Financing Test, and the Community Development Services Test. Under the new regulations, the applicability date for the majority of the provisions is January 1, 2026, and additional requirements will be applicable on January 1, 2027. On March 29, 2024, a federal court in the Northern District of Texas issued a preliminary injunction of the new CRA regulations, enjoining the federal banking agencies from enforcing the regulations against the plaintiff bank industry trade groups, and extending the regulations' implementation dates day-for-day for each day the injunction is in place.

*Consumer Protection and Fair Lending Regulations.* The Bank is subject to a variety of federal and New Jersey statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of cease-and-desist orders and civil money penalties, and referral to the U.S. Attorney General for prosecution of a civil action seeking actual and punitive damages and injunctive relief. Section 5 of the Federal Trade Commission Act prohibits unfair and deceptive acts and practices against consumers and is enforced by the FDIC. Other federal laws also prohibit unfair, deceptive or abusive acts or practices against consumers, and those can be enforced against the Bank by the state attorneys general.

## Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Banks provide a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB. The Bank was in compliance with this requirement at December 31, 2024.

## Holding Company Regulation

*Federal Holding Company Regulation.* The Company is a bank holding company registered with the Federal Reserve Board and is subject to regulations, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over the Company and its non-savings bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including that its depository institution subsidiaries are "well capitalized" and "well managed," to opt to become a "financial holding company." A "financial holding company" may engage in a broader range of financial activities than a bank holding company. Such activities may include insurance underwriting and investment banking. The Company has no plans to elect "financial holding company" status at this time.

*Capital.* Federal legislation required the Federal Reserve Board to establish minimum consolidated capital requirements for bank holding companies that are as stringent as those applicable to their insured depository subsidiaries. However, subsequent federal legislation exempted from the applicability of the consolidated capital requirements bank holding companies with less than $3.0 billion in consolidated assets, such as the Company, unless otherwise advised by the Federal Reserve Board.

*Source of Strength.* Federal law provides that bank holding companies must act as a source of strength to their subsidiary depository institution. The expectation is that the bank holding company will provide capital, liquidity and other support for the institution in times of financial stress.

*Stock Repurchases and Dividends.* A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the holding company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

Additionally, under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

Notwithstanding the above, the Federal Reserve Board has issued a supervisory bulletin regarding the payment of dividends and repurchase or redemption of outstanding shares of stock by bank holding companies. In general, the Federal Reserve Board's policy is that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The supervisory bulletin provides for prior consultation with and review of proposed dividends by the Federal Reserve Board in certain cases, such as where a proposed dividend exceeds earnings for the period for which the dividend would be paid (e.g., calendar quarter) or where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund a proposed dividend.

The supervisory bulletin also indicates that a bank holding company should notify the Federal Reserve Board, under certain circumstances, prior to redeeming or repurchasing common stock or perpetual preferred stock. The specified circumstances include where a holding company is experiencing financial weaknesses or where the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. Even outside of these circumstances, the Federal Reserve Board expects as a matter of practice to have notice and opportunity for non-objection before such an action is taken. The supervisory bulletin indicates that such notification is to allow Federal Reserve Board supervisory review of, and possible objection to, the proposed repurchases or redemption. These regulatory policies could affect the ability of the Company to pay dividends, engage in stock repurchases or otherwise engage in capital distributions.

*Acquisition.* The Change in Bank Control Act provides that no person may acquire control of a bank holding company, such as the Company, without the prior non-objection or approval of the Federal Reserve Board. Control, as defined under the Change in Bank Control Act and its implementing regulations, means the power, directly or indirectly, to direct the management or policies of a company, or the ownership, control or power to vote 25% or more of any class of voting securities of the company. Acquisition of 10% or more of any class of a bank holding company's voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as is the case with the Company, the issuer has registered securities under Section 12 of the Exchange Act.

In addition, the Bank Holding Company Act provides that no company may acquire control of a bank or bank holding company within the meaning of that statute without having first obtained the approval of the Federal Reserve Board. A company that acquires control of a bank or bank holding company for purposes of the Bank Holding Company Act becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board.

New Jersey law establishes similar filing and prior approval requirements as to the NJDOBI for direct or indirect acquisitions of New Jersey chartered institutions.

## Federal Securities Laws

The Company's common stock is registered with the Securities and Exchange Commission. The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

*Emerging Growth Company Status.* We are an emerging growth company. For as long as we continue to be an emerging growth company, we have elected to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. If the Company were to subsequently elect not to use this extended transition period, such election would be irrevocable. Due to our use of the extended transition period, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

A company loses emerging growth company status on the earlier of: (1) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (2) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act; (3) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (4) the date on which such company is deemed to be a "large accelerated filer" under Securities and Exchange Commission regulations (generally, a "large accelerated filer" is defined as a corporation with at least $700 million of voting and non-voting equity held by non-affiliates).

## Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 was enacted to improve corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Company has policies, procedures and systems designed to comply with this Act and its implementing regulations.

## TAXATION

### Federal Taxation

*General.* The Company and the Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company and the Bank.

*Method of Accounting.* For federal income tax purposes, the Company currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

*Net Operating Loss Carryovers.* Effective with the passage of the Tax Cuts and Jobs Act, net operating loss carrybacks are no longer permitted, and net operating losses are allowed to be carried forward indefinitely. Net operating loss carryforwards arising from tax years beginning after January 1, 2018 are limited to offset a maximum of 80% of a future year's taxable income. At December 31, 2024, the Company had $42.4 million in net operating loss carryovers. The Company contributed $9.0 million to the Blue Foundry Charitable Foundation in 2021 and the deferred benefit has a five-year carryforward limitation.

*Capital Loss Carryovers.* Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period that has not been deducted is no longer deductible. At December 31, 2024, the Company had no capital loss carryovers. See discussion on Deferred Tax valuation Allowance on the next page of this document.

*Corporate Dividends.* We may generally exclude from our income 100% of dividends received from the Bank as a member of the same affiliated group of corporations.

*Audit of Tax Returns.* The Company's federal income tax returns have not been audited in the last three years.

## State Taxation

*New Jersey State Taxation.* In 2014, tax legislation was enacted that changed the manner in which financial institutions and their affiliates are taxed in New Jersey. Taxable income is apportioned to New Jersey based on the location of the taxpayer's customers, with special rules for income from certain financial transactions. The location of the taxpayer's offices and branches are not relevant to the determination of income apportioned to New Jersey. The state of New Jersey applies a surtax based on the tax base within the state, applying a 6.5%, 7.5% or 9% rate. Given the Company has available net operating losses for the period, the statutory rate that would apply to the tax base in 2022 is 6.5%. An alternative tax on apportioned capital, capped at $5.0 million for a tax year, is imposed to the extent that it exceeds the tax on apportioned income. The New Jersey alternative tax rate was 0.05% for 2019, 0.025% for 2020 and was completely phased out as of January 1, 2021. Qualified community banks and thrift institutions that maintain a qualified loan portfolio are entitled to a specially computed modification that reduces the income taxable to New Jersey. The Company had New Jersey net operating loss carryforwards totaling $41.6 million, the majority of which will expire in 18 years.

The Company's New Jersey State income tax returns were subject to an audit for the years 2015 through 2018, which concluded in January 2022 without findings.

*New York State Taxation.* The Company files New York State tax returns on a calendar year basis. New York State imposes a corporate income tax, based on net income allocable to New York State at a rate of 6.5%. In April 2021, legislation increased the corporate franchise tax rate to 7.25% for tax years beginning on or after January 1, 2021 and before January 1, 2024 for taxpayers with a business income base greater than $5 million. In addition, the scheduled phase-out of the capital base tax was delayed. The rate of the capital base was to have been 0% starting in 2021. The legislation imposed a tax rate of 0.1875% for tax years beginning on or after January 1, 2021 and before January 1, 2024, with the 0% rate to take effect in 2024. New York State also imposes the Metropolitan Transportation Authority ("MTA") Tax Surcharge rate of 30% allocable to business activities carried on in the Metropolitan Commuter Transportation District. The MTA surcharge was made permanent in 2024.

*New York City Taxation.* The Company is also subject to the New York City Financial Corporation Tax calculated, subject to a New York City income and expense allocation, on a similar basis as the New York State Tax, at a rate of 8.85%.

*Pennsylvania State Taxation.* The Bank is subject to Pennsylvania Mutual Thrift Institutions Tax imposed at the rate of 11.5% on net taxable income of mutual thrift institutions in Pennsylvania, including savings banks without capital stock, building and loan associations, savings and loan associations, and savings institutions having capital stock.

*Delaware State Taxation.* As a Delaware business corporation not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay franchise taxes to the state of Delaware.

*Connecticut State Taxation.* The Company is subject to Corporate Income Tax in Connecticut at a rate of 7.5% but is not expected to be taxpaying in this jurisdiction.

## Deferred Tax Valuation Allowance

At December 31, 2021, the Company determined that a full valuation allowance was required on both its federal and state net deferred tax assets.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

For the year ended December 31, 2024, a valuation allowance of $25.1 million has been maintained against our net deferred tax asset. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

## ITEM 1A. RISK FACTORS

### Risks Related to Interest Rate Risk

**Future changes in interest rates may reduce any future profits.**

Like most financial institutions, whether we are profitable or not depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate sensitive assets and liabilities in response to these movements. Factors such as inflation, recession and instability in financial markets, among other factors beyond our control, may affect interest rates. For the year ended December 31, 2024, we recorded a loss of $11.9 million.

Our financial condition and results of operations are significantly affected by changes in market interest rates, and the degree to which these changes disparately impact short-term and long-term interest rates and influence the behavior of our customer base. Our results of operations substantially depend on our net interest income, which is the difference between the interest income we earn on our interest earning assets and the interest expense we pay on our interest-bearing liabilities. A flattening yield curve, or one that inverts, could negatively impact our net interest margin and earnings.

If the Federal Reserve lowers market interest rates current levels, our net interest income could also be negatively affected if competitive pressures prevent us from reducing rates on our deposits, while the yields on our assets decrease through loan prepayments and interest rate adjustments. Conversely, if the Federal Reserve raises interest rates, our interest-bearing liabilities may be subject to repricing or maturing more quickly than our interest-earning assets. If short-term rates increase rapidly, we may have to increase the rates we pay on our deposits and borrowed funds more quickly than we can increase the interest rates we earn on our loans and investments, resulting in a negative effect on interest spreads and net interest income. In addition, the effect of rising rates could be compounded if deposit customers move funds into higher yielding accounts or are lost to competitors offering higher rates on their deposit products.

Changes in interest rates also affect the value of our interest-earning assets and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. At December 31, 2024, our available-for-sale debt securities portfolio totaled $297.0 million with net unrealized losses of $27.4 million and are reported as a separate component of stockholders' equity. Therefore, decreases in the fair value of securities available-for-sale resulting from increases in interest rates could have an adverse effect on stockholders' equity. At December 31, 2024, our held-to-maturity debt securities portfolio totaled $33.2 million with net unrealized losses of $3.2 million. The net unrealized losses on our held-to-maturity securities are not recorded in the financial statements until realized upon sale. The Company does not intend to sell held-to-maturity securities, nor does it foresee being required to sell them before the anticipated recovery or maturity.

Volatility and uncertainty related to inflation and the effects of inflation, which may lead to increased costs for businesses and consumers and potentially contribute to poor business and economic conditions generally, may also enhance or contribute to some of the risks discussed herein. For example, higher inflation, or volatility and uncertainty related to inflation, could reduce demand for the Company's products, adversely affect the creditworthiness of the Company's borrowers or result in lower values for the Company's investment securities and other interest-earning assets.

Any substantial change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. While we pursue an asset/liability strategy designed to mitigate our risk from changes in interest rates, such changes can still have a material adverse effect on our financial condition and results of operations. At December 31, 2024, our net portfolio value would decrease by $70.1 million if there was an instantaneous 200 basis point increase in market interest rates. For further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk."

## Risks Related to Lending Activities

**Because we intend to increase our commercial real estate and commercial loan originations, our lending risk will increase.**

Commercial real estate and commercial loans generally have more risk than residential mortgage loans. Because the repayment of commercial real estate and commercial loans depends on the successful management and operation of the borrower's properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. Commercial real estate and commercial loans may also involve relatively large loan balances to individual borrowers or groups of related borrowers. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower's business thereby increasing the risk of non-performing loans. Also, many of our multifamily and commercial real estate and commercial business borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. Further, unlike residential mortgages or multifamily and commercial real estate loans, commercial and industrial loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may be more difficult to appraise, may be more susceptible to fluctuation in value at default, and may be more difficult to realize upon enforcement of our remedies. As our commercial real estate and commercial loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

**If our allowance for credit losses on loans is not sufficient to cover actual loan losses, our earnings and capital could decrease.**

Lending is inherently risky and we are exposed to the risk that our borrowers may default on their obligations. A borrower's default on its obligations may result in lost principal and interest income and increased operating expenses as a result of the allocation of management's time and resources to the collection and work-out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, we may have to charge-off the loan in whole or in part, or sell it at a discount. In such situations, we may acquire real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies, the amount owed under the defaulted loan may exceed the value of the assets acquired, and post-default remedies may be unavailable or unfeasible.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for credit losses on loans, we review our loans and our loss and delinquency experience, and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for credit losses on loans may not be sufficient to cover losses in our loan portfolio, which would require additions to our allowance, which could materially decrease our net income. Our allowance for credit losses on loans was 0.83% of total loans and 254.02% of non-performing loans at December 31, 2024.

In addition, bank regulators periodically review our allowance for credit losses on loans and, based on their judgments and information available to them at the time of their review, may require us to increase our allowance for credit losses on loans or recognize further loan charge-offs. An increase in our allowance for credit losses on loans or loan charge-offs as required by these regulatory authorities may reduce our net income and our capital, which may have a material adverse effect on our financial condition and results of operations.

**If our non-performing assets increase, our earnings will be adversely affected.**

At December 31, 2024, our non-performing assets, which consist of non-performing loans, were $5.1 million, or 0.25% of total assets. Our non-performing assets adversely affect our net income in various ways:

- we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

- we must provide for expected loan losses through a current period charge to the provision for credit losses on loans;

- non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

- there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance and maintenance fees; and

- the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

## Risks Related to Loan Underwriting

*Adjustable-Rate Loans.* While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, an increased monthly payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is somewhat limited by the annual and lifetime interest rate adjustment limits on adjustable-rate loans. To help minimize the risks associated with rising interest rates and the subsequent risk of default, we often perform a stress analysis during underwriting.

*Multifamily and Commercial Real Estate Loans.* Loans secured by commercial and multifamily real estate generally have larger balances and involve a greater degree of risk than residential real estate loans. Of primary concern in commercial real estate and multifamily lending is the borrower's creditworthiness and the feasibility and cash flow potential of the asset. Payments on loans secured by income producing properties often depend on the successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than residential real estate loans. To monitor cash flows on income properties, we generally require borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate and multifamily loans. In reaching a decision whether to make a commercial real estate or multifamily loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. At times, we may also perform a global cash flow analysis of the borrower. We generally have required that the properties securing these real estate loans have debt service coverage ratios (the ratio of net operating income to debt service) of at least 1.25x. We require a Phase One environmental report on all commercial real estate loans in excess of $1.0 million or when we believe there is a possibility that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. Further in situations where environmental risks may be present, we utilize the services of an independent and qualified environmental consultant to assess any underlying risks.

*Construction Loans.* Our construction loans are based upon our estimates of costs to complete a project and the value of the completed project. Typically, said reviews are conducted by third party's approved by the bank. Underwriting is focused on the borrowers' financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage its operations.

Construction lending involves additional risks when compared to permanent residential lending because funds are advanced upon the collateral of the project, which is of uncertain value before its completion. Because of the uncertainties inherent in estimating construction costs, it is difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate collateral for the repayment of the loan upon completion of construction of the project and may incur a loss. We use a discounted cash flow analysis to determine the value of any construction project of five or more units. Our ability to continue to originate a significant amount of construction loans is dependent on the strength of the general real estate market in our market areas.

*Junior Liens and Consumer Loans.* Consumer loans may entail greater risk than residential mortgage loans, as they can be unsecured, subordinately secured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a resulting deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

*Commercial and Industrial Loans.* Unlike residential real estate loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more readily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business and the collateral securing these loans may fluctuate in value. Our commercial and industrial loans are originated primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, collateral for commercial and industrial loans consists of accounts receivable, inventory and/or equipment. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee. Furthermore, collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself.

## Risks Related to Economic Conditions

### Declines in value may adversely impact our investment portfolio.

As of December 31, 2024, the Company had approximately $330.1 million in its investment portfolio, with $297.0 million designated as available-for-sale and $33.2 million designated as held-to-maturity. For securities available-for-sale, ASU 2016-13 requires entities to determine if impairment is related to credit loss or non-credit loss. If an assessment of the security indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security, and if the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis. Held-to-maturity securities are evaluated under the allowance for credit losses model. Held-to-maturity securities are charged off against the allowance when deemed to be uncollectible and adjustments to the allowance are reported as a component of credit loss expense. If the credit loss expense is significant enough it could affect the ability of Blue Foundry Bank to upstream dividends to the Company, which could have a material adverse effect on our liquidity and our ability to pay dividends to shareholders and could also negatively impact our regulatory capital ratios.

### The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our local market area.

Our loan portfolio is concentrated primarily in New Jersey. This makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as unemployment, inflation, recession, regulatory changes, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values caused by economic conditions, recent changes in tax and rent regulation laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our allowance for credit losses on loans, which in turn could necessitate an increase in our provision for loan losses and a resulting reduction to our earnings and capital.

**A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings**

Local economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions, especially local conditions, could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could more negatively affect us compared to a financial institution that operates with more geographic diversity:

- demand for our products and services may decline;

- loan delinquencies, problem assets and foreclosures may increase;

- collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power and reducing the value of assets and collateral associated with existing loans; and

- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations.

### A lack of liquidity could adversely affect the Company's financial condition and results of operations.

Liquidity is essential to the Company's business. The Company relies on its ability to generate deposits and effectively manage the repayment of its liabilities to ensure that there is adequate liquidity to fund operations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. The Company's most important source of funds is its deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk adjusted return, which are strongly influenced by such external factors as the direction of interest rates, local and national economic conditions and the availability and attractiveness of alternative investments. Further, the demand for deposits may be reduced due to a variety of factors such as negative trends in the banking sector, the level of and/or composition of our uninsured deposits, demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the Federal Reserve or regulatory actions that decrease customer access to particular products. If customers move money out of bank deposits and into other investments such as money market funds, the Company would lose a relatively low-cost source of funds, which would increase its funding costs and reduce net interest income. Any changes made to the rates offered on deposits to remain competitive with other financial institutions may also adversely affect profitability and liquidity. Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and/or loans, brokered deposits, borrowings from the FHLB and/or FRB discount window, and unsecured borrowings. The Company also may borrow funds from third-party lenders, such as other financial institutions. The Company's access to funding sources in amounts adequate to finance or capitalize its activities, or on terms that are acceptable, could be impaired by factors that affect the Company directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry, a decrease in the level of the Company's business activity as a result of a downturn in markets or by one or more adverse regulatory actions against the Company or the financial sector in general. Any decline in available funding could adversely impact the Company's ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, financial condition and results of operations.

### Inflationary pressures and rising prices may affect our results of operations and financial condition.

After peaking in 2022, inflation moderated in 2023 but remained above the Federal Reserve's 2% target throughout 2024. Inflation may present a significant risk as it can lead to increased costs and reduced purchasing power for consumers. Small to medium-sized businesses may be impacted more during periods of high inflation as they are not able to leverage economies of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly. Furthermore, a prolonged period of inflation could cause wages and other operating costs to increase. These factors could adversely affect our results of operations and financial condition.

**Interruption of our customers' supply chains and federal funding could negatively impact their business and operations and impact their ability to repay their loans.**

Any material interruption in our customers' supply chains, such as a material interruption of the resources required to conduct their business, such as those resulting from interruptions in service by third-party providers, trade restrictions, including increased tariffs or quotas, embargoes or customs restrictions, reductions in federal subsidies or grants, social or labor unrest, natural disasters, epidemics or pandemics or political disputes and military conflicts, that cause a material disruption in our customers' supply chains, could have a negative impact on their business and ability to repay their borrowings with us. In the event of disruptions in our customers' supply chains, the labor and materials they rely on in the ordinary course of business may not be available at reasonable rates or at all. Additionally, changes in distribution of federal funds or freezing of federal funds, including reductions in federal workforce causing unemployment, could have an adverse effect on the ability of consumers and businesses to pay debts and/or affect the demand for loans and deposits.

**The failure to address the Federal debt ceiling in a timely manner, downgrades of the U.S. credit rating and uncertain credit and financial market conditions may affect the stability of securities issued or guaranteed by the Federal government, which may affect the valuation or liquidity of our investment securities portfolio and increase future borrowing costs.**

As a result of uncertain political, credit and financial market conditions, including the potential consequences of the federal government defaulting on its obligations for a period of time due to federal debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose credit default and liquidity risks. Given that future deterioration in the U.S. credit and financial markets is a possibility, no assurance can be made that losses or significant deterioration in the fair value of our U.S. government issued or guaranteed investments will not occur. At December 31, 2024, we had approximately $41.3 million, $874 thousand and $171.8 million invested in U.S. Treasury securities, U.S. government agency securities and residential mortgage-backed securities issued or guaranteed by government-sponsored enterprises, respectively. Downgrades to the U.S. credit rating could affect the stability of securities issued or guaranteed by the federal government and the valuation or liquidity of our portfolio of such investment securities, and could result in our counterparties requiring additional collateral for our borrowings. Further, unless and until U.S. political, credit and financial market conditions have been sufficiently resolved or stabilized, it may increase our future borrowing costs.

## Risks Related to Growth

**Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.**

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving our growth targets will require us to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market, and to expand the size of our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected.

**Building market share through de novo branching may cause our expenses to increase faster than revenues.**

We may open de novo branches in contiguous markets. There are considerable costs involved in de novo branching as new branches generally require time to generate sufficient revenues to offset their initial start-up costs, especially in areas in which we do not have an established presence. Accordingly, any new branch can be expected to negatively impact our earnings until the branch attracts a sufficient number of deposits and loans to offset expenses. It cannot be assured that new branches opened will be successful even after they have been established.

**New lines of business or new products and services may subject us to additional risks.**

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to invest in research, development, and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our information technology in introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition and results of operations.

**Severe weather, acts of terrorism, geopolitical and other external events could impact our ability to conduct business.**

Weather-related events have adversely impacted our market area in recent years, especially areas located near coastal waters and flood prone areas. Such events that may cause significant flooding and other storm-related damage may become more common events in the future. Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems and the metropolitan New York area, including New Jersey, remain central targets for potential acts of terrorism. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including the Russia and Ukraine war, terrorism or other geopolitical events.

## Risks Related to Competition

**Strong competition within our market area may limit our growth and profitability.**

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide. Our smaller asset size also makes it more difficult to compete, as many of our competitors are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to grow and remain profitable on a long-term basis. Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected. For additional information see "Business of Blue Foundry Bank—Competition."

The financial services industry could become even more competitive as a result of continuing legislative, regulatory and technological changes and continued industry consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services than we can as well as better pricing for those products and services.

## Risks Related to Operations and Security

**We face significant operational risks because the nature of the financial services business involves a high volume of transactions.**

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential negative publicity. In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and/or suffer damage to our reputation.

**Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation.**

We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf.

Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions and the increased sophistication and activities of perpetrators of cyber-attacks and phishing. Phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.

If this confidential or proprietary information were to be mishandled, misused or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss.

Although we employ a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party's compliance with the terms of the agreement. As information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

**Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.**

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. We have established policies and procedures to prevent or limit the impact of system failures, interruptions, and security breaches, but such events may still occur and may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource a majority of our data processing to third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruptions, or breaches of security could damage our reputation and result in a loss of customers and business, subject us to additional regulatory scrutiny or expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

**The inability to stay current with technological change could adversely affect our business model.**

Financial institutions continually are required to maintain and upgrade technology in order to provide the most current products and services to their customers, as well as create operational efficiencies. This technology requires personnel resources, as well as significant costs to implement. Failure to successfully implement technological change could adversely affect the Company's business, results of operations and financial condition.

**Our operations rely on certain third party vendors.**

We rely on certain external vendors to provide products and services necessary to maintain our day-to-day operations. These third party vendors are sources of operational and informational security risk to us, including risks associated with operational errors, information system interruptions or breaches and unauthorized disclosures of sensitive or confidential client or customer information. If these vendors encounter any of these issues, or if we have difficulty communicating with them, we could be exposed to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

In addition, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. While we have selected these external vendors carefully, we do not control their actions. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements, because of changes in the vendor's organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Replacing these external vendors could also entail significant delay and expense.

**We depend on our management team, many of whom are new to the Bank, to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.**

We depend upon the services of the members of our senior management team to implement our business strategy and execute our operations. Over the last several years we have hired certain senior level management to implement the Bank's new focus and direction. Our future success will depend, to a significant extent, on the ability of our new management team to operate effectively, both individually and as a group. We must successfully manage issues that may result from the integration of the new members of our senior management. Members of our senior management team and bankers who have expertise and key business relationships in our markets could be difficult to replace. The loss of these persons or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete.

**While our Board of Directors takes an active role in cybersecurity risk tolerance, we rely to a large degree on management and outside consultants in overseeing cybersecurity risk management.**

Our Board of Directors takes an active role in the cybersecurity risk tolerance of the Company and all members receive cybersecurity training annually. The Board reviews the annual risk assessments and approves information technology policies, which include cybersecurity. Furthermore, our Audit Committee is responsible for reviewing all audit findings related to information technology general controls, internal and external vulnerability, and penetration testing. We also engage outside consultants to support our cybersecurity efforts. However, our directors do not have significant experience in cybersecurity risk management outside of the Company and therefore, its ability to fulfill its oversight function remains dependent on the input it receives from management and outside consultants.

**Our cost of operations is high relative to our revenues.**

Our non-interest expense totaled $52.6 million and $51.6 million for the years ended December 31, 2024 and 2023, respectively. We continue to analyze our expenses and achieve efficiencies where available. Although we strive to generate increases in both net interest income and non-interest income, our efficiency ratio remains high. Our efficiency ratio was 133.71% and 117.93% for the years ended December 31, 2024 and 2023, respectively.

**The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.**

As a result of the completion of the stock offering, we became a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management's attention from our operations.

**We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.**

We are a community bank and our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and operating results may be materially adversely affected.

**Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.**

Our risk management framework is designed to minimize risk and loss to us. We seek to identify, measure, monitor, report and control our exposure to risk, including strategic, market, liquidity, compliance and operational risks. While we use broad and diversified risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses if we fail to properly anticipate and manage these risks.

Risks Related to Regulatory Matters

**Changes in laws, regulations and the regulatory policies of the Federal government, and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.**

We are subject to extensive regulation, supervision and examination by our banking regulators. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of insurance funds and the depositors and borrowers of Blue Foundry Bank rather than for the protection of our shareholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the ability to impose restrictions on our operations, classify our assets and determine the level of our allowance for credit losses. These regulations, along with the currently existing tax, accounting, securities, deposit insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives, and govern financial reporting and disclosures. As a smaller institution, we are disproportionately affected by the ongoing increased costs of compliance with banking and other regulations. Any change in such regulation and oversight, whether in the form of regulatory policy, new regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firm. These changes could materially impact, potentially retroactively, how we report our financial condition and results of operations.

Additionally, Congress and the administration through executive orders control fiscal policy through decisions on taxation and expenditures. Depending on the industries and markets involved, changes to tax law and increased or reduced public expenditures could affect us directly or the business operations of our customers.

**We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or restrict us from paying dividends or repurchasing shares.**

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios and define what constitutes "capital" for calculating these ratios. The regulations also establish a "capital conservation buffer" of 2.5%, effectively resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 to risk-based assets capital ratio of 8.5%, and (3) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, repurchasing its shares and paying discretionary bonuses, if its capital levels fall below the buffer amount.

**Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.**

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. During the last year, several banking institutions have received large fines for non-compliance with these laws and regulations. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

**Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.**

In preparing the periodic reports we file under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including our consolidated financial statements, our management is required under applicable rules and regulations to make estimates and assumptions as of specified dates. These estimates and assumptions are based on management's best estimates and experience at such times and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for credit losses, the determination of our deferred income taxes, and our fair value measurements.

**Various factors may make takeover attempts more difficult to achieve.**

Certain provisions of our certificate of incorporation and bylaws and state and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of Blue Foundry Bancorp without our Board of Directors' approval. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board before acquiring control of a bank holding company. There also are provisions in our certificate of incorporation and bylaws that may be used to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors, shares held by the employee stock ownership plan and other factors may make it more difficult for companies or persons to acquire control of Blue Foundry Bancorp without the consent of our Board of Directors. Taken as a whole, these statutory provisions and provisions in our certificate of incorporation and bylaws could result in our being less attractive to a potential acquirer and thus could adversely affect the market price of our common stock.

**Our New York State multifamily loan portfolio could be adversely impacted by changes in legislation or regulation.**

Multifamily loans generally involve a greater risk than residential real estate loans because of legislation and government regulations involving rent control and rent stabilization, which are outside the control of the borrower or the Bank. This could impair the value of the collateral securing the loan or the future cash flow of such properties. For example, New York State passed the Housing Stability & Tenant Protection Act, impacting one million rent-regulated apartment units. The Legislation, limited rent increases from material capital improvements, eliminated the ability for apartments to exit rent regulation, did away with vacancy decontrol and high-income deregulation and repealed the 20% vacancy bonus. As of December 31, 2024, the Company has approximately $108 million, or 6.8% of total loans, in New York multifamily loans that have some form of rent stabilization or rent control. Of these loans, only 32% and 14% reprice or mature in 2025 and 2026, respectively, with the remainder maturing or repricing in 2027 through 2032.

**ITEM 1B. UNRESOLVED STAFF COMMENTS**

None.

**ITEM 1C. CYBERSECURITY**

**Risk Management and Strategy**

Our risk management program is designed to identify, assess and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. Our Chief Information Security Officer is primarily responsible for this cyber security component and is a key member of the risk management organization, reporting directly to the Chief Risk Officer.

Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information. The structure of our information security program is designed around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance and other industry standards. In addition, we leverage certain industry and government associations, third-party benchmarking, audits and threat intelligence feeds to facilitate and promote program effectiveness. Our Chief Information Security Officer and our Chief Technology Officer, who reports directly to our President and Chief Executive Officer, along with key members of their teams, regularly collaborate with peer banks, industry groups and policymakers to discuss cybersecurity trends and issues and identify best practices. The information security program is periodically reviewed by such personnel with the goal of addressing changing threats and conditions.

We employ an in-depth, layered, defensive strategy that embraces a "trust by design" philosophy when designing and/or implementing new products, services and technology. We leverage people, processes and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative and detection tools designed to monitor, block and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We have established processes and systems designed to mitigate cyber risk, including regular and on-going education and training for employees, preparedness simulations and tabletop exercises and recovery and resilience tests. We engage in regular assessments of our infrastructure, software systems and network architecture, using internal cybersecurity risks, associated with external service providers and our supply chain. We also actively monitor our email gateways for malicious phishing email campaigns and monitor remote connections as a significant portion of our workforce has the option to work remotely. We leverage internal and external auditors and independent external partners to periodically review our processes, systems and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

We maintain a Cyber Incident Response Procedure that provides a documented framework for responding to actual and potential cybersecurity incidents, including timely notification of and escalation to the appropriate Board-approved management committees and to the Enterprise Risk Committee of our Board of Directors. The Cyber Incident Response Procedure is coordinated through the Chief Information Security Officer and key members of management are embedded into the Plan by its design. The Cyber Incident Response Procedure facilitates coordination across multiple parts of our organization and is evaluated at least annually.

Notwithstanding our defensive measures and processes, the threat posed by cyber-attacks is severe. Our internal systems, processes and controls are designed to mitigate loss from cyber-attacks and, while we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected our company. For further discussion of risks from cybersecurity threats, see the section captioned "Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation" in Item 1A. Risk Factors.

**Cybersecurity Governance**

*Management Committee Oversight*

The Company has established an Information Risk Management Subcommittee, chaired by the Chief Information Security Officer and supported by leaders from departments across the Company. The Cybersecurity function is provided by qualified financial service technology professionals, with extensive certifications and/or advanced degrees in cybersecurity. Cybersecurity knowledge is expanded across all areas of Information Technology and is foundational in the approach from planning to execution. The subcommittee focuses on strategic and tactical delivery, policy oversight, and the assessment and management of material risks from cybersecurity threats. Policies are also shared with the Enterprise Risk Management Committee to provide an additional second line review in alignment with Enterprise Risk functions. All Information Security activity is lead by the Chief Information Security Officer, which includes developing and implementing the information security program and reporting cyber security matters to the Board. The Chief Information Security Officer has many years of experience leading cybersecurity governance and operations in financial services, supported by staff cybersecurity specialists. Management provides cybersecurity statistics and details to the Board quarterly.

*Board Committee Oversight*

The Company's Board Enterprise Risk Committee provides oversight of the cyber program. The Committee consists of Board members, chaired by an independent director. Committee members have extensive experience in various disciplines including risk management, communications, litigation, banking and transactional matters, and regulatory compliance. The Board Committee receives regular reports informing on the effectiveness of the overall cybersecurity program and the detection, response, and recovery from significant cyber incidents. Cybersecurity metrics are reported quarterly to the Committee and Key Risk Indicators are reported.

## ITEM 2. PROPERTIES

At December 31, 2024, the Company and the Bank conducted business through 20 full-service branch offices, located in northern New Jersey and the Company's administrative offices located at 7 Sylvan Way, Parsippany, New Jersey. The Company's principal executive office is located at 19 Park Avenue, Rutherford, New Jersey.

We own five properties and lease 16 properties at December 31, 2024. The aggregate net book value of premises and equipment was $29.5 million at December 31, 2024.

## ITEM 3. LEGAL PROCEEDINGS

Periodically, we are involved in claims and lawsuits, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. At December 31, 2024, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

## ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the Nasdaq Global Select Market under the trading symbol "BLFY." Trading in the Company's common stock commenced on July 16, 2021. As of December 31, 2024, there were 1,118 stockholders of record. Certain shares of Blue Foundry Bancorp are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

The Company has not declared any dividends to holders of its common stock and we do not currently anticipate paying dividends on our common stock in the near future. Our Board of Directors has the authority to declare dividends on our shares of common stock, and may determine to pay dividends in the future, subject to financial condition, results of operations, tax considerations, industry standards, economic conditions, statutory and regulatory requirements that affect the payment of dividends by the Bank to the Company, and other relevant factors. No assurances can be given that any cash dividends will be paid or that, if paid, will not be reduced or eliminated in the future.

### Issuer Purchases of Equity Securities

The following table reports information regarding repurchases of our common stock during the quarter ended December 31, 2024 and the stock repurchase plans approved by our Board of Directors.

| Period | Total Number of Shares Purchased (1) | Average Price paid Per Share | As part of Publicly Announced Plans or Programs | Yet to be Purchased Under the Plans or Programs (1) |
|---|---|---|---|---|
| October | 164,900 | $10.01 | 164,900 | 37,603 |
| November | 157,151 | $11.07 | 157,151 | 1,019,872 |
| December | 158,800 | $10.42 | 158,800 | 861,072 |
| Total | 480,851 | $10.49 | 480,851 | |

(1) On February 21, 2024, the Company adopted its fourth program to repurchase up to 1,203,545 shares, or 5%, of its outstanding common stock. On November 8, 2024, the Company adopted its fifth repurchase program, which authorized the purchase of 5%, or 1,139,420 shares, of its outstanding common stock commencing upon the completion of the Company's fourth stock repurchase program on November 7, 2024. The fifth repurchase program has no expiration date.

## ITEM 6. [RESERVED]

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section is intended to assist in the understanding of the financial performance of the Company and its subsidiary through a discussion of our financial condition as of December 31, 2024, and our results of operations for the years ended December 31, 2024 and 2023. This section should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements that appear at the end of this report.

### Business Strategy

The Company's goal is to position ourselves to prosper in an evolving financial services landscape and enhance our position as one of the leading community banking institutions in our market. We intend to continue to provide a broad array of banking and other financial services to retail, commercial and small business customers while growing our presence in our markets and expanding our franchise. In recent years, we have focused on, and invested heavily in, our technology and infrastructure to improve our delivery channels and create competitive products and services, a strong workforce and an enhanced awareness of our banking brand in our market area.

As a result, we believe we are well positioned to capitalize on the opportunities available in our market by focusing on the following core strategies.

*Grow funding sources with an emphasis on core deposits to improve cost and mix and improve our Loan/Deposit ratio.* The Company's core banking strategy is to target small and medium-sized businesses and to continue the transition to relationship driven business and retail customers to grow the deposit base. The focus on small and medium-sized businesses will seek to attract and develop customers whose businesses are growing. As these customers grow, they can become full-service relationships that provide both lower-cost core deposits and lending opportunities. Blue Foundry's market area has many small and medium-sized business opportunities to attract, onboard and leverage. Opportunities also exist to gain the banking relationships of business owners, as well as their employees. We have broadened our business customer offerings and have a full suite of cash management products for businesses. We anticipate steadily increasing deposit accounts each year. Critical to succeeding will be the ability to leverage technology, utilize management information, assign responsibility and accountability and develop a steady stream of referral opportunities to build quality relationships.

*Grow and further diversify the loan portfolio.* The Company's overall strategy for loan growth and revenue generation will primarily be driven by further diversification into commercial lending, particularly owner-occupied commercial real estate and commercial and industrial lending. Our market area includes a sizable number of small to medium-sized businesses, which are potentially full-service relationships that can provide both core deposits and lending opportunities. We intend to pursue these commercial relationships through our branch network and the commercial bankers that we have recruited and continue to recruit, who build relationships with the privately-owned businesses managed and/or operating within the market and those located in areas targeted for expansion. We look to partner with our customers in their journey to build their businesses. We believe pursuing this strategy will allow us to both grow and diversify our business mix while providing us with the best opportunities to drive strong financial returns. Further, our investment in technology is intended to facilitate the delivery of consumer and business solutions without the need for traditional sales channels.

*Improve operating leverage and efficiency.* The Company seeks to achieve meaningful balance sheet growth to absorb narrowing margins and operating costs. Improving operating leverage and efficiency will assist in increasing revenue and managing operating expenses to reach necessary and expected performance targets.

We will continue to reduce redundant tasks and streamline workflows to provide a consistently better customer experience. Management will continue to foster a culture of continuous improvement where each employee is empowered to find ways to make every process more efficient and effective in their daily routines. Benefits include increased employee engagement, customer satisfaction and loyalty and greater efficiency and productivity. As the Bank grows, processes must continue to be scaled, allowing for growth, as well as addition of incremental capabilities without requiring similar growth in infrastructure or staffing.

Leveraging technology to enable revenue growth will continue to be a strategic focus. The Bank will continue to explore and evaluate technology offerings from FinTechs to identify partnering opportunities to enhance systems, infrastructure, processes, and/or organizational structure to improve delivery channels or ensure regulatory compliance. The Company recognizes that technology must be nimble and quick, and touch-points must be customer friendly. The Bank also wants to ensure that all system options and capabilities are utilized to more efficiently and effectively make better use of all resources.

**Critical Accounting Policies**

Certain of our accounting policies are important to the presentation of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. The Company has identified the allowance for credit losses on loans and income taxes to be critical accounting policies. These accounting policies are discussed in detail in Note 1 to our Consolidated Financial Statements included in Part II, Item 8.

**Comparison of Operating Results for the Years Ended December 31, 2024 and 2023**

**General**. The Company recorded a net loss for the year ended December 31, 2024 of $11.9 million compared to net loss of $7.4 million for the year ended December 31, 2023. The increased loss was largely driven by a decrease of $4.4 million in net interest income.

**Interest Income**. Interest income increased $6.3 million, or 8.0%, to $85.5 million for the year ended December 31, 2024 from $79.1 million for the year ended December 31, 2023. Interest income from loans and securities increased $4.5 million and

$1.0 million, respectively. While the average balance of loans and securities decreased $16.4 million and $20.3 million, respectively, the yield on loans and securities increased as loans and securities were originated at higher rates during the year. Additionally, the average balances of cash and cash equivalents increased $12.0 million and the yield on cash and cash equivalents increased 18 basis points during 2024.

**Interest Expense.** Interest expense increased $10.7 million, or 28.8%, to $47.9 million for the year ended December 31, 2024 compared to $37.2 million for the year ended December 31, 2023. The increase in interest expense was driven by an increase of $12.7 million in interest expense on deposits partially offset by a decrease of $2.0 million in interest expense on borrowings. During 2024, the cost of time deposits and interest-bearing core deposits increased by 121 basis points and 13 basis points, respectively, while the cost of FHLB advances decreased by 12 basis points. The average balance of interest-bearing deposits increased $52.6 million as we grew deposits, however, interest-bearing core deposits (checking, savings and money market accounts) decreased by $112.0 million and average time deposits increased $164.6 million. The average balance of FHLB advances decreased $48.0 million.

**Net Interest Income and Margin.** For the year ended December 31, 2024 net interest income was $37.6 million, a decrease of $4.4 million or 10.4%, compared to $41.9 million for same period in 2023.

Net interest margin for the year ended December 31, 2024 decreased by 19 basis points to 1.90% from 2.09% for the year ended December 31, 2023. During the year, the increase in cost of interest-bearing liabilities outpaced the increase in yield on interest-earning assets. The cost of average interest-bearing liabilities increased 65 basis points to 2.95% for the year ended December 31, 2024 from 2.30% for the year ended December 31, 2023, while the yield on average interest-earning assets increased 38 basis points to 4.32% for the year ended December 31, 2024 from 3.94% for the year ended December 31, 2023. The total cost of deposits and total cost of funds increased 90 basis points and 64 basis points, respectively.

**Provision for Credit Losses**. The Company recorded a release of provision for credit losses of $1.4 million for the year ended December 31, 2024 compared to a release of provision for credit losses of $441 thousand for the year ended December 31, 2023. The net release of provision in 2024 consisted of a release of provision of $1.1 million on loans, $146 thousand for commitments and letters of credit and $60 thousand on held-to-maturity securities. During 2024, credit quality improved with reductions in non-performing loan balances of $1.0 million, coupled with modest growth in the loan portfolio.

**Non-interest Income**. Non-interest income was relatively stable at $1.8 million for both years ended December 31, 2024 and 2023. There was a slight decrease of $11 thousand, or 0.6%. During 2024, fees and service charges were up minimally and the Company recorded a gain on sale of an REO property of $123 thousand; however, there was a reduction in gain on sale of loans and a lack of gain on sale of securities.

**Non-interest Expense**. Non-interest expense totaled $52.6 million and $51.6 million for the year ended December 31, 2024 and 2023, respectively, an increase of $1.0 million or 2.0%. The increase was primarily driven by increases in compensation and benefits costs of $994 thousand and in FDIC premiums of $56 thousand, offset in part by a decrease in data processing of $471 thousand and professional services of $118 thousand.

**Income Tax Expense**. The Company's current tax position reflects the previously established full valuation allowance on its deferred tax assets. At December 31, 2024 and 2023 the valuation allowance on deferred tax assets was $25.1 million and $24.0 million, respectively. The Company did not record a tax benefit for the loss incurred during 2024 and 2023 because a full valuation allowance was required on its deferred tax assets.

## Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the rates of interest earned on such assets and paid on such liabilities.

*Average Balances and Yields.* The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances have been calculated using daily balances. Non-accrual loans are included in average balances only. Amortization of loan origination fees are included in interest income on loans and are not material.

| | Year Ended December 31, | | | | | |
| | 2024 | | | 2023 | | |
| | Average Balance | Interest | Average Yield/ Cost | Average Balance | Interest | Average Yield/ Cost |
| | | | (Dollars in thousands) | | | |
| Assets: | | | | | | |
| Loans (1) | $1,553,143 | $70,185 | 4.52% | $1,569,590 | $65,685 | 4.18% |
| Mortgage-backed securities | 173,691 | 4,276 | 2.46% | 172,405 | 3,693 | 2.14% |
| Other investment securities | 174,172 | 6,440 | 3.70% | 195,754 | 6,010 | 3.07% |
| FHLB stock | 18,038 | 1,756 | 9.73% | 21,249 | 1,582 | 7.45% |
| Cash and cash equivalents | 58,261 | 2,794 | 4.80% | 46,245 | 2,135 | 4.62% |
| Total interest earning assets | 1,977,305 | 85,451 | 4.32% | 2,005,243 | 79,105 | 3.94% |
| Non-interest earning assets | 59,832 | | | 56,297 | | |
| Total assets | $2,037,137 | | | $2,061,540 | | |
| Liabilities and shareholders' equity: | | | | | | |
| NOW, savings, and money market deposits | $ 610,172 | 7,803 | 1.28% | $ 722,149 | 8,339 | 1.15% |
| Time deposits | 665,740 | 29,027 | 4.36% | 501,124 | 15,777 | 3.15% |
| Interest bearing deposits | 1,275,912 | 36,830 | 2.89% | 1,223,273 | 24,116 | 1.97% |
| FHLB advances | 348,306 | 11,071 | 3.18% | 396,265 | 13,070 | 3.30% |
| Total interest bearing liabilities | 1,624,218 | 47,901 | 2.95% | 1,619,538 | 37,186 | 2.30% |
| Non-interest bearing deposits | 24,980 | | | 25,227 | | |
| Non-interest bearing other | 42,345 | | | 43,868 | | |
| Total liabilities | 1,691,543 | | | 1,688,633 | | |
| Total shareholders' equity | 345,594 | | | 372,907 | | |
| Total liabilities and shareholders' equity | $2,037,137 | | | $2,061,540 | | |
| Net interest income | | $37,550 | | | $41,919 | |
| Net interest rate spread (2) | | | 1.37% | | | 1.64% |
| Net interest margin (3) | | | 1.90% | | | 2.09% |

(1)  Average loan balances are net of deferred loan fees and costs, premiums and discounts and includes non-accrual loans.
(2)  Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(3)  Net interest margin represents net interest income divided by average interest-earning assets.

## Rate/Volume Table

The following table sets forth the effects of changing rates and volumes on net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. Changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments excluded from this table.

|  | Year Ended December 31, 2024 vs. 2023 | | |
|  | Increase (Decrease) Due to | | |
|  | Volume | Rate | Net |
|  | (In thousands) | | |
| **Interest income:** | | | |
| Loans | $ (781) | $5,281 | $ 4,500 |
| Mortgage-backed securities | 27 | 556 | 583 |
| Other investment securities | (663) | 1,093 | 430 |
| FHLB stock | (238) | 412 | 174 |
| Cash and cash equivalents | 556 | 103 | 659 |
| Total interest-earning assets | $(1,099) | $7,445 | $ 6,346 |
| **Interest expense:** | | | |
| Interest-bearing deposits | $ 3,872 | $8,842 | $12,714 |
| FHLB advances | (1,576) | (423) | (1,999) |
| Total interest-bearing liabilities | 2,296 | 8,419 | 10,715 |
| Net decrease in net interest income | $(3,395) | $ (974) | $ (4,369) |

## Comparison of Financial Condition at December 31, 2024 and December 31, 2023

**Total Assets.** Total assets increased $15.7 million to $2.06 billion at December 31, 2024.

**Cash and cash equivalents**. Cash and cash equivalents was $42.5 million at December 31, 2024 and $46.0 million at December 31, 2023.

**Securities Available-For-Sale**. Securities available-for-sale increased $13.3 million, or 4.7%, to $297.0 million at December 31, 2024 from $283.8 million at December 31, 2023 due to purchases and a $3.3 million improvement in the unrealized loss position on the portfolio, partially offset by amortization, maturities and calls during the year.

**Securities Held-To-Maturity**. Securities held-to-maturity totaled $33.1 million at December 31, 2024 decreasing $178 thousand from $33.3 million at December 31, 2023, primarily due to amortization, partially offset by a reduction in the provision for credit losses on HTM securities.

**Other investments.** Other investments decreased $2.6 million, or 12.6%, to $17.8 million at December 31, 2024 from $20.3 million at December 31, 2023. The change was due to a decrease in Federal Home Loan Bank of New York stock as a result of a reduction in FHLB borrowings.

**Gross Loans**. Gross loans held for investment increased $22.8 million, or 1.5%, to $1.58 billion at December 31, 2024 from $1.56 billion at December 31, 2023. Commercial real estate loans increased $27.1 million, construction loans increased $25.1 million, consumer loans increased $7.2 million and commercial and industrial loans increased $4.5 million, while the residential and multifamily loan portfolios decreased $32.7 million and $11.4 million, respectively. Loan fundings totaled $108.4 million during 2024, including originations of $35.7 million in commercial real estate loans, $33.7 million in construction loans, $12.2 million in multifamily loans and $11.2 million in commercial and industrial loans. In addition, the Company purchased $21.6 million of conforming residential mortgages in New Jersey and participated in an $8.0 million consumer loan during the year.

The following table presents loans allocated by loan category:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| | (In thousands) | |
| Residential | $ 518,243 | $ 550,929 |
| Multifamily | 671,116 | 682,564 |
| Commercial real estate | 259,633 | 232,505 |
| Construction | 85,546 | 60,414 |
| Junior liens | 25,422 | 22,503 |
| Commercial and industrial | 16,311 | 11,768 |
| Consumer and other | 7,211 | 47 |
| Total loans | 1,583,482 | 1,560,730 |

The table below presents the balance of non-performing assets on the dates indicated:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| | (In thousands) | |
| Residential | $4,377 | $5,884 |
| Multifamily | — | 146 |
| Junior liens | 149 | 49 |
| Commercial and industrial | 578 | 39 |
| Total | $5,104 | $6,118 |
| Other real estate owned | — | 593 |
| Total non-performing assets | $5,104 | $6,711 |

**Other Assets.** Other assets decreased $10.8 million, or 40.0%, to $16.3 million at December 31, 2024 from $27.1 million at December 31, 2023 due to the timing of the settlement of a matured security in 2023.

**Total Deposits.** Total deposits increased $98.4 million or 7.9% to $1.34 billion at December 31, 2024 compared to $1.24 billion at December 31, 2023, largely due to an increase in customer deposits. Core deposits (defined as non-interest bearing deposits, NOW and demand accounts, and savings accounts) represented 47.3% of total deposits compared to 48.8% at December 31, 2023, as time deposits increased $110.7 million. The increase in time deposits includes $30.0 million in brokered deposits, bringing the total brokered deposit balance to $155.0 million at December 31, 2024. Uninsured and uncollateralized deposits from third-party customers were $147.6 million, or 11% of deposits, at the end of December 31, 2024.

The following table presents the totals of deposit accounts by account type, at the dates shown below:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| | (In thousands) | |
| Non-interest bearing deposits | $ 26,001 | $ 27,739 |
| NOW and demand accounts (1) | 369,554 | 361,139 |
| Savings (1) | 240,426 | 259,402 |
| Time deposits | 707,339 | 596,624 |
| Total deposits | $1,343,320 | $1,244,904 |

(1) Money market accounts are included within the NOW and demand accounts and savings captions.

**Borrowings.** The Company had $339.5 million of borrowings at December 31, 2024, a decrease of $58.0 million, or 14.6%, from $397.5 million at December 31, 2023. During the year, we were able to pay off maturing borrowings as deposit growth outpaced asset growth. Borrowings consisted solely of Federal Home Loan Bank of New York advances; $224.0 million of which are associated with longer-dated swap agreements. See Note 12, Derivatives, of Notes to Consolidated Financial Statements in "Part II, Item 8- Financial Statements."

**Total Shareholders' Equity.** Total shareholders' equity decreased by $23.4 million, or 6.6%, to $332.2 million at December 31, 2024 compared to $355.6 million at December 31, 2023. The decrease was driven by the Company's repurchase of 1,920,940 of its shares at a cost of $19.4 million and the net loss of $11.9 million. These decreases were partially offset by improvements in accumulated other comprehensive loss and the cost of equity compensation already reflected in equity. Treasury shares totaling 406,950 were used to fund the shareholder-approved restricted stock grants.

**Off-Balance Sheet.** To help manage our interest rate position, the Company had $349.0 million in interest rate hedges at December 31, 2024, with a weighted average duration of 2.4 years. This represents an increase of $90.0 million from December 31, 2023, when interest rate hedges totaled $259.0 million with a weighted average duration of 3.2 years. See Note 12, Derivatives, of Notes to Consolidated Financial Statements in "Part II, Item 8- Financial Statements."

## Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term and long-term nature. Our primary sources of funds consist of deposit inflows, principal and interest payments on loans and securities, maturities of securities and FHLB advances and other borrowings. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, calls of investment securities and borrowed funds and prepayments on loans are greatly influenced by general interest rates, economic conditions and competition. Additionally, deposit flows are impacted by general deposit behavior. Our primary use of funds is for the origination and purchase of loans and the purchase of securities.

Management regularly adjusts our investments in liquid assets based upon an assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our interest-rate risk and investment policies.

The Bank has entered into derivative financial instruments to reduce risk associated with interest rate volatility by matching repricing terms of assets and liabilities. These derivatives had an aggregate notional amount of $349.0 million and $259.0 million at of December 31, 2024 and 2023, respectively. See Note 12, Derivatives, of the Notes to the Consolidated Financial Statements in "Part II, Item 8- Financial Statements."

At December 31, 2024, we had outstanding commitments to originate loans of $20.9 million and unused lines of credit of $84.6 million. We anticipate that we will have sufficient funds available to meet our current loan origination commitments. Certificates of deposit that are scheduled to mature in less than one year from December 31, 2024 totaled $697.2 million. Management expects, based on historical experience, that a substantial portion of the maturing certificates of deposit will be retained. However, if a substantial portion of these deposits is not retained, we may utilize wholesale funding or raise interest rates on customer deposits to attract new accounts, which may result in higher levels of interest expense. Available borrowing capacity at December 31, 2024 was $270.6 million with FHLB. We also had the ability to borrow up to $107.7 million at the FRB's Discount Window and a $30.0 million available line of credit with a correspondent bank at December 31, 2024. Additionally, 63.4% of the Bank's investment securities are unencumbered and could be used as collateral for additional borrowing capacity.

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to originate loans, unused lines of credit and standby letters of credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments that we do for on-balance sheet instruments. Management believes that our current sources of liquidity are more than sufficient to fulfill our obligations as of December 31, 2024, pursuant to off-balance-sheet arrangements and contractual obligations.

Blue Foundry Bancorp is a separate legal entity from Blue Foundry Bank and must provide for its own liquidity to fund dividend payments, stock repurchases, and other corporate risk factors. The Company's primary source of liquidity is the issuance of stock and the receipt of dividend payments from the Bank in accordance with applicable regulatory requirements. At December 31, 2024, Blue Foundry Bancorp (unconsolidated) had liquid assets of $41.3 million.

The Bank is subject to various regulatory capital requirements administered by the NJDOBI and the FDIC. At December 31, 2024, the Bank exceeded all applicable regulatory capital requirements, and was considered "well capitalized" under regulatory guidelines. See "Item 1. Business—Supervision and Regulation—Federal Banking Regulation—Capital Requirements" and Note 19 of the Notes to the Consolidated Financial Statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

**Qualitative Analysis**. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset/Liability Committee ("ALCO")/Investment Committee, which consists of members of management, is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our Board of Directors. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates and assess liquidity requirements and modify our lending, investing and deposit gathering strategies accordingly. On a quarterly basis, our Board reviews various ALCO reports that estimate the sensitivity of the economic value of equity and net interest income under various interest rate scenarios.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk: growing target deposit accounts; utilizing our investment securities portfolio and interest rate swaps as part of our balance sheet asset and liability and interest rate risk management strategy to reduce the impact of movements in interest rates on net interest income and economic value of equity, which can create temporary valuation adjustments to equity in Accumulated Other Comprehensive Income; continuing the diversification of our loan portfolio by adding more commercial loans, which typically have shorter maturities and/or balloon payments. By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

Other than cash flow hedging on interest expense, we generally do not engage in hedging activities such as engaging in futures or options, or investing in high-risk mortgage derivatives such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests or stripped mortgage-backed securities.

The Bank has entered into derivative financial instruments to reduce risk associated with interest rate volatility. These derivatives are used to manage differences in the amount, timing and duration of the Bank's known or expected cash receipts and its known or expected cash payments principally related to the Bank's wholesale fundings. These derivatives had an aggregate notional amount of $349.0 million as of December 31, 2024.

**Quantitative Analysis.** As noted, we use a third-party industry standard asset/liability model to complete our quarterly interest rate risk reports. The model projects net interest income based on various interest rate scenarios and horizons. We use a combination of analyses to monitor our exposure to changes in interest rates.

Our net interest income sensitivity analysis determines the relative balance between the repricing of assets, liabilities and off-balance sheet positions over various horizons. This asset and liability analysis includes expected cash flows from loans and securities, using forecasted prepayment rates, reinvestment rates, as well as contractual and forecasted liability cash flows. This analysis identifies mismatches in the timing of asset and liability cash flows but does not necessarily provide an accurate indicator of interest rate risk because the rate forecasts and assumptions used in the analysis may not reflect actual experience. The economic value of equity ("EVE") analysis estimates the change in the net present value ("NPV") of assets and liabilities and off-balance sheet contracts over a range of immediate rate shock interest rate scenarios. In calculating changes in EVE, for the various scenarios we forecast loan and securities prepayment rates and deposit decay rates.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100-basis point increase in the "Basis Point Change in Interest Rates" column below.

The following table sets forth, at December 31, 2024, the calculation of the estimated changes to the Bank's net interest income, at the Bank level, that would result from the specified immediate changes in the United States Treasury yield curve. For purposes of this table, 100 basis points equals 1%.

| Change in Interest Rates (basis points) | Net Interest Income | | |
| --- | --- | --- | --- |
| | Amount | Change | Percent |
| | (Dollars in thousands) | | |
| +200 | $48,719 | 1,209 | 2.5% |
| +100 | 48,153 | 643 | 1.4 |
| 0 | 47,510 | — | — |
| -100 | 49,117 | 1,607 | 3.4 |
| -200 | 50,419 | 2,909 | 6.1 |

The following table sets forth, at December 31, 2024, the calculation of the estimated changes in our NPV, at the Bank level, that would result from the specified immediate changes in the United States Treasury yield curve. For purposes of this table, 100 basis points equals 1%.

| Change in Interest Rates (basis points) | NPV | | | NPV as a Percent of Portfolio Value of Assets | |
| --- | --- | --- | --- | --- | --- |
| | Estimated NPV | Estimated Increase (Decrease) | | NPV Ratio | Change |
| | | Amount | Percent | | |
| | | (Dollars in thousands) | | | |
| +200 | $117,583 | $(70,082) | (37.3)% | 5.7% | (3.4) |
| +100 | 152,321 | (35,344) | (18.8) | 7.4 | (1.7) |
| 0 | 187,665 | — | — | 9.1 | — |
| -100 | 220,891 | 33,226 | 17.7 | 10.7 | 1.6 |
| -200 | 253,350 | 65,684 | 35.0 | 12.3 | 3.2 |

The table above indicates that at December 31, 2024, in the event of an instantaneous 100 basis point increase in interest rates, the Bank would experience a 19% decrease in NPV. In the event of an instantaneous 100 basis point decrease in interest rates, the Bank would experience a 18% increase in NPV.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The above tables assume that the composition of our interest sensitive assets and liabilities existing at the date indicated remains constant uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the table provides an indication of our interest rate risk exposure at a particular point in time, the data does not reflect any actions we may take in response to changes in interest rates. In addition, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our NPV and will differ from actual results.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following are included in this item:

# Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Blue Foundry Bancorp:

## Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Foundry Bancorp and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

## *Change in Accounting Principle*

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2023 due to the adoption of ASC Topic 326, *Financial Instruments— Credit Losses*.

## *Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2022.

New York, New York
March 27, 2025

See accompanying notes to the consolidated financial statements.

BLUE FOUNDRY BANCORP
Consolidated Balance Sheets
(In thousands, except share data)

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 42,502 | $ 46,025 |
| Securities available-for-sale, at fair value | 297,028 | 283,766 |
| Securities held-to-maturity (fair value of $29,995 at December 31, 2024 and $28,323 at December 31, 2023, and allowance for credit losses of $98 at December 31, 2024 and $158 at December 31, 2023) | 33,076 | 33,254 |
| FHLB stock and other investments | 17,791 | 20,346 |
| Loans receivable, net of allowance for credit losses of $12,965 at December 31, 2024 and $14,154 at December 31, 2023 | 1,570,517 | 1,546,576 |
| Real estate owned, net | — | 593 |
| Interest and dividends receivable | 8,014 | 7,595 |
| Premises and equipment, net | 29,486 | 32,475 |
| Right-of-use assets | 23,470 | 25,172 |
| Bank owned life insurance | 22,519 | 22,034 |
| Other assets | 16,280 | 27,127 |
| Total assets | $2,060,683 | $2,044,963 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Deposits | $1,343,320 | $1,244,904 |
| Advances from the Federal Home Loan Bank | 339,500 | 397,500 |
| Advances by borrowers for taxes and insurance | 9,356 | 8,929 |
| Lease liabilities | 25,168 | 26,777 |
| Other liabilities | 11,141 | 11,213 |
| Total liabilities | 1,728,485 | 1,689,323 |
| Shareholders' equity | | |
| Preferred stock, $0.01 par value, 10,000,000 authorized; none issued | — | — |
| Common stock $0.01 par value; 70,000,000 shares authorized; 28,522,500 shares issued at December 31, 2024 and December 31, 2023; 22,522,626 and 24,509,950 shares outstanding at December 31, 2024 and December 31, 2023, respectively | 285 | 285 |
| Additional paid-in capital | 277,304 | 273,991 |
| Retained earnings | 152,429 | 164,340 |
| Treasury Stock, at cost: 5,999,874 shares at December 31, 2024 and 4,012,550 shares at December 31, 2023 | (59,699) | (40,016) |
| Unallocated common shares held by Employee Stock Ownership Plan | (19,167) | (20,080) |
| Accumulated other comprehensive loss | (18,954) | (22,880) |
| Total shareholders' equity | 332,198 | 355,640 |
| Total liabilities and shareholders' equity | $2,060,683 | $2,044,963 |

See accompanying notes to the consolidated financial statements.

BLUE FOUNDRY BANCORP
Consolidated Statements of Operations
(Dollars in thousands)

| | For the Year Ended December 31, 2024 | For the Year Ended December 31, 2023 |
|---|---|---|
| Interest income: | | |
| Loans | $ 70,185 | $ 65,685 |
| Taxable investment income | 15,122 | 12,990 |
| Non-taxable investment income | 144 | 430 |
| Total interest income | 85,451 | 79,105 |
| Interest expense: | | |
| Deposits | 36,830 | 24,116 |
| Borrowed funds | 11,071 | 13,070 |
| Total interest expense | 47,901 | 37,186 |
| Net interest income | 37,550 | 41,919 |
| Release of credit losses | (1,350) | (441) |
| Net interest income after release of credit losses | 38,900 | 42,360 |
| Non-interest income: | | |
| Fees and service charges | 1,203 | 1,164 |
| Gain on securities, net | — | 20 |
| Gain on sale of loans | 36 | 231 |
| Other income | 555 | 390 |
| Total non-interest income | 1,794 | 1,805 |
| Non-interest expense: | | |
| Compensation and benefits | 29,433 | 28,439 |
| Occupancy and equipment | 8,878 | 8,350 |
| Data processing | 5,648 | 6,119 |
| Advertising | 292 | 354 |
| Professional services | 2,903 | 3,021 |
| Federal deposit insurance | 855 | 799 |
| Other expense | 4,596 | 4,480 |
| Total non-interest expense | 52,605 | 51,562 |
| Loss before income tax expense | (11,911) | (7,397) |
| Income tax expense | — | — |
| Net loss | $ (11,911) | $ (7,397) |
| Basic and diluted loss per share | $ (0.55) | $ (0.31) |
| Weighted average shares outstanding-basic | 21,477,429 | 23,925,724 |
| Weighted average shares outstanding-diluted | 21,477,429 | 23,925,724 |

See accompanying notes to the consolidated financial statements.

## BLUE FOUNDRY BANCORP
### Consolidated Statements of Comprehensive Loss
#### (In thousands)

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (In thousands) | |
| Net loss | $(11,911) | $(7,397) |
| Other comprehensive (loss) income, net of tax (1): | | |
| Unrealized gain on securities available-for-sale: | | |
| Unrealized gain arising during the period | 3,273 | 5,504 |
| Reclassification adjustment for gain included in net income | — | (20) |
| | 3,273 | 5,484 |
| Unrealized gain (loss) on cash flow hedge: | | |
| Unrealized (loss) gain arising during the period | (5,574) | 1,963 |
| Reclassification adjustment for loss (gain) included in net income | 6,355 | (5,472) |
| | 781 | (3,509) |
| Post-Retirement plans: | | |
| Net actuarial loss | (128) | (136) |
| | (128) | (136) |
| Total other comprehensive income, net of tax (1): | 3,926 | 1,839 |
| Comprehensive loss | $ (7,985) | $(5,558) |

(1) Includes a deferred tax valuation allowance equal to the net tax benefit.

See accompanying notes to the consolidated financial statements.

# BLUE FOUNDRY BANCORP
## Consolidated Statements of Changes in Shareholders' Equity
### Year Ended December 31, 2024 and 2023
#### (In thousands, except share data)

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Unallocated Common Stock Held by ESOP | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Par Value | | | | | | |
| | | | | (In thousands, except share data) | | | | |
| Balance at January 1, 2023 | 27,523,219 | $285 | $279,454 | $171,763 | $(12,072) | $(24,719) | $(20,993) | $393,718 |
| Cumulative effect of adopting ASU 2016-13 | — | — | — | (18) | — | — | — | (18) |
| Cumulative effect of adopting ASU 2022-02 | — | — | — | (8) | — | — | — | (8) |
| Net loss | — | — | — | (7,397) | — | — | — | (7,397) |
| Other comprehensive income | — | — | — | — | — | 1,839 | — | 1,839 |
| Purchase of Treasury stock | (3,717,949) | — | — | — | (36,268) | — | — | (36,268) |
| Treasury stock allocated to restricted stock plan, net of forfeitures | 704,680 | — | (8,324) | — | 8,324 | — | — | — |
| Compensation cost for stock options and restricted stock | — | — | 2,879 | — | — | — | — | 2,879 |
| ESOP shares committed to be released (91,272 shares) | — | — | (18) | — | — | — | 913 | 895 |
| Balance at December 31, 2023 | 24,509,950 | $285 | $273,991 | $164,340 | $(40,016) | $(22,880) | $(20,080) | $355,640 |
| Net loss | — | — | — | (11,911) | — | — | — | (11,911) |
| Other comprehensive loss | — | — | — | — | — | 3,926 | — | 3,926 |
| Purchase of Treasury stock | (1,945,241) | — | — | — | (19,444) | — | — | (19,444) |
| Treasury stock allocated to restricted stock plan, net of forfeitures | (42,083) | — | 169 | — | (239) | — | — | (70) |
| Compensation cost for stock options and restricted stock | — | — | 3,166 | — | — | — | — | 3,166 |
| ESOP shares committed to be released (91,272shares) | — | — | (22) | — | — | — | 913 | 891 |
| Balance at December 31, 2024 | 22,522,626 | $285 | $277,304 | $152,429 | $(59,699) | $(18,954) | $(19,167) | $332,198 |

See accompanying notes to the consolidated financial statements.

BLUE FOUNDRY BANCORP
Consolidated Statements of Cash Flows
(In thousands)

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (In thousands) | |
| **Cash flows from operating activities** | | |
| Net loss | $ (11,911) | $ (7,397) |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | |
| Depreciation and amortization of premises and equipment | 3,126 | 2,870 |
| Change in right-of-use asset | 2,875 | 2,822 |
| (Accretion) amortization of: | | |
| Deferred loan fees, costs, premiums and discounts, net | (168) | (598) |
| Premiums and discounts on securities, net | 725 | 1,044 |
| Release of provision for credit losses/loan losses | (1,350) | (441) |
| Gain on sales and calls of securities, net | — | (20) |
| Proceeds from sales of loans held for sale | 486 | 5,479 |
| Gains on sale of loans, net | (36) | (231) |
| Origination of loans held for sale | (450) | (5,248) |
| Loss on premises and equipment | 3 | 13 |
| Net gain on sale of real estate owned | (123) | — |
| Increase in BOLI cash surrender value | (485) | (458) |
| ESOP and stock-based compensation expense | 4,057 | 3,774 |
| Increase in interest and dividends receivable | (419) | (702) |
| Decrease (increase) in other assets | 10,648 | (7,498) |
| Increase (decrease) in other liabilities | 867 | (2,892) |
| Change in lease liability | (2,782) | (2,635) |
| Net cash provided by (used in) operating activities | 5,063 | (12,118) |
| **Cash flows from investing activities** | | |
| Net payments (originations) of loans | 6,910 | (8,854) |
| Purchases of mortgage and consumer loans | (29,539) | (6,804) |
| Proceeds from sale of real estate owned | 716 | — |
| Purchases of securities available-for-sale | (89,108) | (15,524) |
| Proceeds from sales and calls of securities available-for-sale | — | 11,674 |
| Principal payments and maturities on securities available-for-sale | 78,632 | 39,085 |
| Purchases of other investments | (150) | — |
| Purchases of Federal Home Loan Bank stock | (47,120) | (57,200) |
| Redemption of Federal Home Loan Bank stock | 49,793 | 52,875 |
| Proceeds from bank owned life insurance | — | 582 |
| Proceeds from sale of fixed assets | — | 38 |
| Purchases of premises and equipment | (140) | (5,571) |
| Net cash (used in) provided by investing activities | (30,006) | 10,301 |

BLUE FOUNDRY BANCORP
Consolidated Statements of Cash Flows
(In thousands)

| | Year Ended December 31, 2024 | Year Ended December 31, 2023 |
|---|---|---|
| | (In thousands) | |
| **Cash flows from financing activities** | | |
| Net change in deposits | 98,416 | (43,958) |
| Proceeds from advances from Federal Home Loan Bank | 1,006,000 | 2,292,000 |
| Repayments of advances from Federal Home Loan Bank | (1,064,000) | (2,205,000) |
| Net decrease (increase) in advances by borrowers for taxes and insurance | 427 | (373) |
| Purchase of treasury stock | (19,423) | (36,009) |
| Net cash provided by financing activities | 21,420 | 6,660 |
| Net (decrease) increase in cash and cash equivalents | (3,523) | 4,843 |
| Cash and cash equivalents at beginning of period | 46,025 | 41,182 |
| **Cash and cash equivalents at end of period** | $ 42,502 | $ 46,025 |
| **Supplemental disclosures of cash flow information** | | |
| Cash paid during the period for: | | |
| Interest | $ 48,042 | $ 36,314 |
| Income taxes | 136 | 96 |
| **Supplemental noncash disclosures** | | |
| Transfers of loans to other real estate owned | — | 593 |
| Lease liabilities arising from obtaining right-of-use assets | 1,173 | 2,088 |

See accompanying notes to the consolidated financial statements.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Blue Foundry Bancorp (the "Company"), and its wholly owned subsidiary, Blue Foundry Bank (the "Bank"), and the Bank's wholly owned subsidiaries, TrackView LLC and Blue Foundry Investment Company (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. Blue Foundry Bancorp owns 100% of the common stock of Blue Foundry Bank.

### Business

The Company provides a wide range of banking services to individual and business customers through branch offices in New Jersey. The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies, and undergoes periodic examinations by those regulatory authorities.

On July 15, 2021, the Company became the holding company for the Bank when Blue Foundry, MHC completed its conversion into the stock holding company form of organization. In connection with the conversion, the Company sold 27,772,500 shares of common stock at a price of $10 per share, for gross proceeds of $277.7 million. The Company contributed 750,000 shares of common stock and $1.5 million in cash to Blue Foundry Charitable Foundation, Inc. and established an Employee Stock Ownership Plan ("ESOP") acquiring 2,281,800 shares of common stock. Shares of the Company's common stock began trading on July 16, 2021 on the Nasdaq Global Select Market under the trading symbol "BLFY."

### Basis of Financial Statement Presentation

The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles. The audited consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, considered necessary for a fair presentation of the financial condition and results of operations for the periods presented. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates. We may reclassify prior year financial statements to conform to the current presentation. The results of operations and other data presented for the year ended December 31, 2024 are not necessarily indicative of the results of operations that may be expected for subsequent periods.

### Segment Reporting

As a community-focused financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company's only operating segment for financial reporting purposes.

### Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days.

### Securities

Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses on securities available-for-sale are excluded from earnings with unrealized holding gains and losses reported in other comprehensive income, net of tax adjusted for deferred tax valuation allowances, until realized. Securities available-for-sale are those which management intends to use as part of its asset/liability management strategy and which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate risk. Gains and losses on sales are recognized on a trade-date basis using the specific identification method.

Premiums and discounts on securities are amortized/accreted to income using the level yield method or a method that approximates level yield. Premiums are amortized over the remaining period to the earliest call date or contractual maturity, adjusted for anticipated prepayments. Discounts on securities are accreted to income over the remaining period to the contractual maturity, adjusted for anticipated prepayments. Interest income is recognized on an accrual basis.

### Allowance for Credit Losses on Securities

The Company adopted the Current Expected Credit Losses ("CECL") methodology on January 1, 2023. ASU 2016-13, which eliminates the concept of other-than-temporary impairment and instead requires entities to determine if impairment is related to credit loss or non-credit loss. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis.

### For Available-for-Sale Debt Securities

On a quarterly basis the Company evaluates the AFS debt securities for impairment. Securities that are not 100% guaranteed or implicitly guaranteed by the U.S. government, that are in an unrealized loss position are reviewed to determine if a securities loss were due to credit impairment factors. The primary factors considered in evaluating whether an impairment exists include: (a) the extent to which the fair value is less than the amortized cost basis, (b) the financial condition, credit rating and future prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, and (d) whether the Company intends to sell the security and whether it is more likely than not that the Company will not be required to sell the security.

If a determination is made that an AFS debt security is impaired, the Company will estimate the amount of the unrealized loss that is attributable to credit and all other non-credit related factors. The credit related component will be recognized as a provision for credit losses through an allowance for securities credit losses. The securities provision for credit losses will be limited to the difference between the security's amortized cost basis and fair value and any future changes may be reversed, limited to the amount previously expensed, in the period they occur. The non-credit related component will be recorded as an adjustment to accumulated other comprehensive income, net of tax.

### For Held-to-Maturity Debt Securities

The allowance for credit losses on held-to-maturity debt securities is initially recognized upon acquisition of the securities, and subsequently remeasured on a quarterly basis. Expected credit losses on held-to-maturity debt securities through the life of the financial instrument are estimated and recognized as an allowance for credit losses on the balance sheet with a corresponding adjustment to current earnings. Subsequent favorable or unfavorable changes in expected cash flow will decrease or increase the allowance for credit losses through a charge to the provision for credit losses.

Management measures expected credit losses on held-to-maturity securities on a collective basis by major security type. The held-to-maturity portfolio is classified into the following major security types: corporate bonds and asset-backed securities.

At each reporting period, the Company evaluates whether the securities in a segment continue to exhibit similar risk characteristics as the other securities in the segment. If the risk characteristics of a security change, such that they are no longer similar to other securities in the segment, the Company will evaluate the security with a different segment that shares more similar risk characteristics.

The Company has a non-accrual policy that results in a timely reversal of interest receivable, therefore the Company made the election to exclude accrued interest receivable on securities from the estimate of credit losses.

*FHLB stock and Other Investments*

Other investments consists primarily of membership and activity-based shares in the FHLB of New York. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB stock is carried at cost, which approximates fair value, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. Other investments also consists of, to a much lesser extent, an investment in a financial technology fund carried at net asset value ("NAV") and shares in a cooperative that provides community banking core technology solutions carried at cost. The fair value of the financial technology fund investment is estimated using the NAV of the Company's ownership interest in partners' capital, which approximates fair value. Increases or decreases in NAV are recorded in other income.

*Loans Receivable*

Loans receivable are stated at unpaid principal balance, net of deferred fees, costs, premiums and discounts and the allowance for credit losses on loans. Interest on loans is recognized based upon the principal amount outstanding. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level yield method over the contractual life of the individual loans, adjusted for actual prepayments.

The loan portfolio is categorized according to collateral type, loan purpose, lien position, or borrower type (i.e., commercial, consumer). The categories used include residential, multifamily, commercial real estate, construction and land, junior liens, commercial and industrial, and consumer and other.

For all loan classes, the accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes 90 days delinquent or when certain factors indicate reasonable doubt as to the ability of the borrower to meet contractual principal and/or interest obligations. Loans on which the accrual of income has been discontinued are designated as nonaccrual loans. All previously accrued interest is reversed and income is recognized subsequently only in the period received, provided the remaining principal balance is deemed collectible. A nonaccrual loan is not returned to an accrual status until principal and interest payments are brought current and factors indicating doubtful collection no longer exist.

Principal and interest payments received on non-accrual loans for which the remaining principal balance is not deemed collectible are applied as a reduction to principal and interest income is not recognized. If the principal balance on the loan is later deemed collectible and the loan is returned to accrual status, any interest payments that were applied to principal while on non-accrual are recorded as an unearned discount on the loan, classified as deferred fees, costs and discounts, and are recognized into interest income using the level-yield method over the remaining contractual life of the individual loan, adjusted for actual prepayments.

*Allowance for Credit Losses on Loans*

Under the CECL model, the allowance for credit losses on financial assets is a valuation allowance estimated at each balance sheet date in accordance with U.S. GAAP and is deducted from the financial assets' amortized cost basis to present the net amount expected to be collected on the financial assets.

The Company estimates the allowance for credit losses on loans based on the underlying assets' amortized cost basis, which is the amount at which the financing receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, net deferred fees or costs, collection of cash, and charge-offs. In the event that collection of principal becomes uncertain, the Company has policies in place to write-off accrued interest receivable by reversing interest income in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the amortized cost basis and therefore excludes it from the measurement of the allowance for credit loss.

Changes in expected credit losses are reflected through a charge to the provision for credit losses. The Company's estimate of the allowance for credit loss reflects losses expected over the remaining contractual life of the assets. When the Company deems all or a portion of a financial asset to be uncollectible, the appropriate amount is written off and the allowance for credit losses is reduced by the same amount. The Company applies judgment to determine when a financial asset is deemed uncollectible. When available information confirms that specific loans, securities, other assets, or portions thereof, are uncollectible, these amounts are charged-off against the allowance for credit losses. Subsequent recoveries, if any, are credited to the allowance for credit losses when received.

The Company measures expected credit losses of financial assets on a collective portfolio segment basis when the financial assets share similar risk characteristics. The Company generally measures expected credit losses using discounted cash flows ("DCF") models at the portfolio segment level, whereby the total shortfall in comparing the portfolio segment DCFs to the amortized cost basis reflects management's estimate of expected credit losses.

Our CECL models for loans include the following major items:

- a historical loss period, which represents a full economic credit cycle utilizing loss experience including peer bank historical loss data, to calculate probabilities of default at the portfolio segment level;

- macroeconomic variable forecasts, including the national housing price index, unemployment, and gross domestic product, to adjust probabilities of default over a reasonable and supportable forecast period of one year, based on management's current review of the reliability of extended forecasts;

- a reversion period of one year to adjust probabilities of default (after the reasonable and supportable forecast period) to historical means using a straight-line approach;

- a risk index that measures loss given defaults as a function of probabilities of default at the portfolio segment level;

- expected prepayment rates based on our historical experience and benchmark assumptions where internal data is limited; and

- incorporation of qualitative factors not captured within the modeled results.

For collateral dependent financial assets where the Company has determined that foreclosure of the collateral is probable and where the borrower is experiencing financial difficulty, the allowance for credit loss is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. Fair value is calculated based on the value of the underlying collateral less an appraisal discount and the estimated cost to sell.

### Allowance for Credit Losses on Off-Balance-Sheet Exposures

The Company records changes in the allowance for credit losses on off-balance-sheet credit exposures through a charge to provision for credit losses. The allowance for credit loss on off-balance-sheet credit exposures is estimated by portfolio segment at each balance sheet date under the CECL model using the same methodologies as portfolio loans, taking into consideration management's assumption of the likelihood that funding will occur, and is included in other liabilities on the Company's consolidated balance sheets.

### Premises and Equipment

Premises and equipment, including leasehold improvements, are generally stated at cost less accumulated depreciation, amortization and fair value adjustments. Depreciation and amortization is computed primarily using the straight-line method over the estimated useful lives of the assets or leases. Repair and maintenance items are expensed and major improvements are capitalized. Upon retirement or sale, any gain or loss is credited or charged to operations. Construction in progress represents costs incurred to develop assets for future use.

### Leases and Lease Obligations

The Company enters into leases in the normal course of business primarily for financial centers, administrative and office operations locations, and information technology equipment. The Company's leases have remaining terms ranging from less than one to 15 years, some of which include renewal or termination options to extend the lease for up to 10 years. The Company's leases do not include residual value guarantees or covenants. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets ("ROU") and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB advance rate, adjusted for the lease term and other factors.

### *Bank Owned Life Insurance*

The Company has purchased life insurance policies on certain key individuals. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

### *Income Taxes*

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company evaluates the realizability of deferred tax assets at least annually in accordance with ASC 740-10-30-5(e), and may determine that it is more-likely-than-not that a portion, or all, of the assets would require a valuation allowance. Based on this evaluation, the Company maintained a full valuation allowance on its net deferred tax assets as of December 31, 2024 and 2023.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced by a valuation allowance for the amount of the deferred tax asset that is more likely than not to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in other operating expenses.

### *Treasury Stock*

Repurchases of Company common stock are classified as treasury stock shares carried at cost and presented as a reduction of shareholders' equity. Treasury stock is not considered outstanding for share count purposes and are excluded from average common shares outstanding for basic and diluted earnings per share. Reissued treasury stock at an amount greater (less) than paid to repurchase the shares will result in a gain (loss) on the reissuance of the shares. The gain or loss will be recognized in shareholders' equity. A gain on the reissuance of treasury shares are credited to additional paid-in capital. A loss on the reissuance of treasury shares are debited to additional paid-in capital to the extent previous net gains from the same class of stock are included in additional paid-in capital. Losses in excess of gains in additional paid-in capital are charged to retained earnings.

*Derivatives*

The Company uses derivative financial instruments as components of its market risk management, principally to manage interest rate risk. At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income. As of December 31, 2024, and December 31, 2023, the Company's derivatives are all designated in cash flow hedge relationships.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes designating specific swap agreements to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

The Company is exposed to losses if a counterparty fails to make its payments under a contract in which the Company is in the net receiving position. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. All the contracts to which the Company is a party settle monthly or quarterly. In addition, the Company obtains collateral above certain thresholds of the fair value of its hedges for each counterparty based upon their credit standing and the Company has netting agreements with the dealers with which it does business.

*Fair Value of Financial Instruments*

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

*Retirement Benefits*

The Company provides certain healthcare benefits, subject to certain limitations, to eligible retirees, based upon years of service and a retirement date prior to January 1, 2019. The Company also provides supplemental retirement benefits to certain directors. The Company measures the cost of these benefits based upon various estimates and assumptions. Costs are recognized as directors render service.

*Employee Stock Ownership Plan*

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce the ESOP's debt and accrued interest.

*Share-Based Compensation*

The Company maintains an equity incentive plan under which restricted stock and stock options may be granted to employees and directors.

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards in accordance with ASC 718, "Compensation-Stock Compensation". The Company estimates the per share fair value of option grants on the date of grant using the Black-Scholes option pricing model using assumptions for the expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term. These assumptions are subjective in nature, involve uncertainties and, therefore, cannot be determined with precision. The Black-Scholes option pricing model also contains certain inherent limitations when applied to options that are not traded on public markets.

The per share fair value of options is highly sensitive to changes in assumptions. In general, the per share fair value of options will move in the same direction as changes in the expected stock price volatility, risk-free interest rate and expected option term, and in the opposite direction as changes in the expected dividend yield. For example, the per share fair value of options will generally increase as expected stock price volatility increases, risk-free interest rate increases, expected option term increases and expected dividend yield decreases. The use of different assumptions or different option pricing models could result in materially different per share fair values of options.

The Company recognizes compensation expense for the fair values of these awards, which have time vesting, on a straight-line basis over the requisite service period of the awards. The Company's accounting policy is to recognize forfeitures as they occur.

The Company also grants performance-based awards that are dependent on the achievement of certain metrics over a defined measurement period ending. At the end of the performance period, the number of actual shares to be awarded may vary between 0% and 100% of target amounts. The awards then convert to time-based awards.

*Comprehensive Income (Loss)*

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on both securities available-for-sale and derivatives, net of the related tax effect. Also included are changes in the unfunded status of the Company's defined benefit plans, net of the related tax effect, which are recognized as separate components of shareholders' equity.

*Loss Contingencies*

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

*Earnings per share*

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations. ESOP shares committed to be released are considered to be outstanding for purposes of the earnings per share computation. ESOP shares that have not been legally released, but that relate to employee services rendered during an accounting period (interim or annual) ending before the related debt service payment is made, are considered committed to be released. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options awards and are determined using the treasury stock method. When applying the treasury stock method, we add: (1) the assumed proceeds from option exercises and (2) the average unamortized compensation costs related to unvested shares of restricted stock and stock options. We then divide this sum by our average stock price to calculate shares repurchased. The excess of the number of shares issuable over the number of shares assumed to be repurchased is added to basic weighted average common shares to calculate diluted EPS.

### Adoption of New Accounting Standards

As an "emerging growth company" as defined in Title 1 of the Jumpstart Our Business Startups (JOBS) Act prior to December 31, 2019, the Company elected to use the extended transition period to delay the adoption of new or reissued accounting pronouncements applicable to public companies until such pronouncements were made applicable to private companies.

**Accounting Standards Update ("ASU") No. 2023-07**. In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The amendments in this ASU require improved reportable segment information on an annual and interim basis, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance by the Company's chief operating decision maker ("CODM"). The Company's CODM is its President and Chief Executive Officer. This update is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods for fiscal years beginning after December 15, 2024. ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. The adoption of ASU 2023-07 did not have a material effect on the Company's financial position, results of operations or financial statement disclosures as the Company operates one operating segment. See Note 20 to the consolidated financial statements.

## NOTE 2 – SECURITIES

### Debt Securities

The amortized cost of securities available-for-sale and their estimated fair values at December 31, 2024 and 2023 are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| | | (In thousands) | | |
| **December 31, 2024** | | | | |
| U.S. Treasury Notes | $ 41,259 | $ 40 | $ (1,160) | $ 40,139 |
| Corporate Bonds | 75,122 | 389 | (2,357) | 73,154 |
| U.S. Government agency obligations | 874 | — | (62) | 812 |
| Obligations issued by U.S. states and their political subdivisions | 6,357 | — | (333) | 6,024 |
| Mortgage-backed securities: | | | | |
| Residential | 171,754 | 9 | (22,722) | 149,041 |
| Multifamily | 19,776 | — | (1,033) | 18,743 |
| Asset-backed securities | 9,312 | — | (197) | 9,115 |
| Total | $324,454 | $438 | $(27,864) | $297,028 |
| **December 31, 2023** | | | | |
| U.S. Treasury Notes | $ 36,935 | $— | $ (1,875) | $ 35,060 |
| Corporate Bonds | 82,248 | 56 | (5,681) | 76,623 |
| U.S. Government agency obligations | 11,519 | — | (379) | 11,140 |
| Obligations issued by U.S. states and their political subdivisions | 6,423 | — | (228) | 6,195 |
| Mortgage-backed securities: | | | | |
| Residential | 149,808 | — | (21,266) | 128,542 |
| Multifamily | 12,522 | — | (999) | 11,523 |
| Asset-backed securities | 15,010 | — | (327) | 14,683 |
| Total | $314,465 | $ 56 | $(30,755) | $283,766 |

The amortized cost of securities held-to-maturity, allowance for credit losses and their estimated fair values at December 31, 2024 and 2023, are as follows:

| | Amortized Cost | Gross Unrecognized Gains | Gross Unrecognized Losses | Estimated Fair Value |
|---|---|---|---|---|
| | | | (In thousands) | |
| **December 31, 2024** | | | | |
| Asset-backed securities | $14,574 | $— | $ (993) | $13,581 |
| Corporate bonds | 18,600 | — | (2,186) | 16,414 |
| Total | $33,174 | $— | $(3,179) | $29,995 |
| Allowance for credit loss | (98) | | | |
| | $33,076 | | | |
| **December 31, 2023** | | | | |
| Asset-backed securities | $14,812 | $— | $(1,496) | $13,316 |
| Corporate bonds | 18,600 | — | (3,593) | 15,007 |
| Total | $33,412 | $— | $(5,089) | $28,323 |
| Allowance for credit loss | (158) | | | |
| | $33,254 | | | |

At December 31, 2024 and 2023, the allowance for credit losses on securities held-to-maturity totaled $98 thousand and $158 thousand respectively, and related to the corporate bonds. The asset-backed securities are in an AAA or A1 tranche determined by a third party. No loss is expected on these securities.

During the year ended December 31, 2024, there were no sales or calls of securities available-for-sale. During the year ended December 31, 2023, proceeds from sales of securities available-for-sale totaled $9.1 million, resulting in gross realized gains of $49 thousand and gross realized losses of $29 thousand. Calls of securities available-for-sale totaled $2.5 million, resulting in no gains or losses during the year ended December 31, 2023.

Securities pledged at December 31, 2024 and 2023, had a carrying amount of $119.8 million and $11.7 million, respectively. Unencumbered securities can be pledged to secure borrowings, public deposits and derivatives, as needed.

The amortized cost and fair value of debt securities are shown below by contractual maturity at December 31, 2024. Expected maturities on mortgage and asset-backed securities generally exceed 20 years; however, they may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties.

| | Amortized Cost (1) | Estimated Fair Value |
|---|---|---|
| | (In thousands) | |
| **Available-for-sale** | | |
| Due in one year or less | $ 52,605 | $ 52,381 |
| Due from one year to five years | 22,998 | 22,809 |
| Due from five to ten years | 41,019 | 39,287 |
| Due after ten years | 6,990 | 5,652 |
| | 123,612 | 120,129 |
| Mortgage-backed and asset-backed securities | 200,842 | 176,899 |
| Total | $324,454 | $297,028 |
| **Held-to-maturity** | | |
| Due from five to ten years | $ 18,600 | $ 16,414 |
| | 18,600 | 16,414 |
| Asset-backed securities | 14,574 | 13,581 |
| Total | $ 33,174 | $ 29,995 |

(1)  Excludes the allowance for credit losses on held-to-maturity securities at December 31, 2024.

*Credit Indicators*

Credit ratings are a key measure for estimating the probability of a bond's default and for monitoring credit quality on an on-going basis. For bonds other than U.S. Treasuries and bonds issued or guaranteed by U.S. government agencies, credit ratings issued by one or more nationally recognized statistical rating organization are considered in conjunction with an assessment by the Company's management. Investment grade reflects a credit quality of BBB- or above. None of the Company's securities are on non-accrual status, nor are any past due.

The table below indicates the credit profile of the Company's debt securities held-to-maturity at amortized cost at December 31, 2024 and December 31, 2023.

| December 31, 2024 | AAA | A1 | BBB+ | BBB | BBB- | Total |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| Corporate bonds | $ — | $ — | $1,600 | $16,000 | $1,000 | $18,600 |
| Asset-backed securities | 8,677 | 5,897 | — | — | — | 14,574 |
| Total | $8,677 | $5,897 | $1,600 | $16,000 | $1,000 | $33,174 |

| December 31, 2023 | AAA | A1 | BBB+ | BBB | BBB- | Total |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| Corporate bonds | $ — | $ — | $1,600 | $11,000 | $6,000 | $18,600 |
| Asset-backed securities | 8,844 | 5,968 | — | — | — | 14,812 |
| Total | $8,844 | $5,968 | $1,600 | $11,000 | $6,000 | $33,412 |

At December 31, 2023, there was one security with a value of $2.0 million included in the BBB rating that had a split rating.

The following table summarizes available-for-sale securities with unrealized losses at December 31, 2024 and 2023, aggregated by major security type and length of time in a continuous loss position.

| | Less than 12 Months | | 12 Months or More | | | Total | |
|---|---|---|---|---|---|---|---|
| | Unrealized Losses | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Number of Securities | Unrealized Losses | Estimated Fair Value |
| | | | (Dollars in thousands) | | | | |
| **December 31, 2024** | | | | | | | |
| U.S. Treasury Note | $ — | $ — | $ (1,160) | $ 5,776 | 1 | $ (1,160) | $ 5,776 |
| Corporate Bonds | — | — | (2,357) | 39,286 | 19 | (2,357) | 39,286 |
| U.S. Government agency obligations | — | — | (62) | 812 | 2 | (62) | 812 |
| Obligations issued by U.S. states and their political subdivisions | — | — | (333) | 6,024 | 5 | (333) | 6,024 |
| Mortgage-backed securities: | | | | | | | |
| Residential | (64) | 18,888 | (22,658) | 112,396 | 47 | (22,722) | 131,284 |
| Multifamily | (56) | 11,237 | (977) | 7,506 | 5 | (1,033) | 18,743 |
| Asset-backed securities | — | — | (197) | 4,115 | 2 | (197) | 4,115 |
| Total available-for-sale | $(120) | $30,125 | $(27,744) | $175,915 | 81 | $(27,864) | $206,040 |
| **December 31, 2023** | | | | | | | |
| U.S. Treasury Note | $ — | $ — | $ (1,875) | $ 35,060 | 4 | $ (1,875) | $ 35,060 |
| Corporate Bonds | (7) | 8,260 | (5,674) | 61,156 | 30 | (5,681) | 69,416 |
| U.S. Government agency obligations | — | — | (380) | 11,140 | 3 | (380) | 11,140 |
| Obligations issued by U.S. states and their political subdivisions | — | — | (228) | 6,195 | 5 | (228) | 6,195 |
| Mortgage-backed securities: | | | | | | | |
| Residential | — | 2 | (21,266) | 128,535 | 48 | (21,266) | 128,537 |
| Multifamily | — | — | (999) | 11,524 | 6 | (999) | 11,524 |
| Asset-backed securities | (21) | 4,991 | (305) | 4,680 | 3 | (326) | 9,671 |
| Total available-for-sale | $ (28) | $13,253 | $(30,727) | $258,290 | 99 | $(30,755) | $271,543 |

Of the 81 available-for-sale securities in an unrealized loss position at December 31, 2024, 55 are comprised of U.S. Government agency obligations, Treasury notes, and mortgage-backed securities. These securities were all issued by U.S. Government-sponsored entities and agencies. For corporate bonds, obligations issued by U.S. states and their political subdivisions and asset-backed securities in an unrealized loss position, the decline in fair value is attributable to changes in interest rates and liquidity, not credit quality. The Company does not intend to sell these securities, nor does it foresee being required to sell them before the anticipated recovery or maturity.

The following table summarizes held-to-maturity securities with unrealized losses at December 31, 2024 and December 31, 2023 aggregated by major security type and length of time in a continuous loss position.

| | Less than 12 Months | | 12 Months or More | | Total | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Unrealized Losses | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Number of Securities | Unrealized Losses | Estimated Fair Value |
| | | | (Dollars in thousands) | | | | |
| **December 31, 2024** | | | | | | | |
| Corporate Bonds | $— | $— | $(2,186) | $16,414 | 9 | $(2,186) | $16,414 |
| Asset-backed securities | — | — | (993) | 13,581 | 2 | (993) | 13,581 |
| Total held-to-maturity | $— | $— | $(3,179) | $29,995 | 11 | $(3,179) | $29,995 |
| | | | | | | | |
| **December 31, 2023** | | | | | | | |
| Corporate Bonds | $— | $— | $(3,593) | $15,007 | 9 | $(3,593) | $15,007 |
| Asset-backed securities | — | — | (1,496) | 13,316 | 2 | (1,496) | 13,316 |
| Total held-to-maturity | $— | $— | $(5,089) | $28,323 | 11 | $(5,089) | $28,323 |

The held-to-maturity securities in an unrealized loss position at December 31, 2024, are corporate bonds and asset-backed securities, which experienced a decline in fair value attributable to changes in interest rates and liquidity, not credit quality. The Company also does not intend to sell these securities, nor does it foresee being required to sell them before the anticipated recovery or maturity.

*FHLB Stock and Other Investments*

At December 31, 2024 and 2023, other investments primarily consisted of investments in FHLB stock and, to a much lesser extent, investments in a financial technology fund and a community banking core provider cooperative. Other investments carried at fair value totaled $17.6 million and $20.2 million at December 31, 2024 and 2023, respectively. The investment in a financial technology fund is carried at net asset value ("NAV") and totaled $226 thousand at December 31, 2024 and $109 thousand at December 31, 2023. The Company recorded a net increase in the NAV of $33 thousand and $78 thousand for the years ended December 31, 2024 and 2023, respectively, as a component of other income. The Company's unfunded commitments related to the financial technology fund totaled $670 thousand at December 31, 2024.

## NOTE 3 – LOANS RECEIVABLE, NET

A summary of loans receivable, net, at December 31, 2024 and 2023 is as follows:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| | (In thousands) | |
| Residential | $ 518,243 | $ 550,929 |
| Multifamily | 671,116 | 682,564 |
| Commercial real estate | 259,633 | 232,505 |
| Construction | 85,546 | 60,414 |
| Junior liens | 25,422 | 22,503 |
| Commercial and industrial | 16,311 | 11,768 |
| Consumer and other | 7,211 | 47 |
| Total loans | 1,583,482 | 1,560,730 |
| Less: Allowance for credit losses on loans (1) | 12,965 | 14,154 |
| Loans receivable, net | $1,570,517 | $1,546,576 |

(1)  For more information, see Note 4 – Allowance for Credit Losses.

Loans are recorded at amortized cost, which includes principal balance, net deferred fees or costs, premiums and discounts. The Company elected to exclude accrued interest receivable from amortized cost. Accrued interest receivable is reported separately in the consolidated balance sheets and totaled $6.7 million and $6.1 million at December 31, 2024 and December 31, 2023, respectively. Loan origination fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in interest income as an adjustment of yield. At both December 31, 2024 and December 31, 2023, net deferred loan fees totaled $2.0 million.

The portfolio classes in the above table have unique risk characteristics with respect to credit quality:

- Payment on multifamily and commercial real estate mortgages is driven principally by operating results of the managed properties or underlying business and secondarily by the sale or refinance of such properties. Both primary and secondary sources of repayment and the value of the properties in liquidation, may be affected to a greater extent by adverse conditions in the real estate market or the economy in general.

- Properties underlying construction loans often do not generate sufficient cash flows to service debt and thus repayment is subject to the ability of the borrower and, if applicable, guarantors, to complete development or construction of the property and carry the project, often for extended periods of time. As a result, the performance of these loans is contingent upon future events whose probability at the time of origination is uncertain.

- Commercial and industrial ("C&I") loans include C&I revolving lines of credit, term loans, SBA 7a loans and to a lesser extent, Paycheck Protection Program ("PPP") loans. Payments on C&I loans are driven principally by the cash flows of the businesses and secondarily by the sale or refinance of any collateral securing the loans. Both the cash flow and value of the collateral in liquidation may be affected by adverse general economic conditions.

- The ability of borrowers to service debt in the residential, junior liens and consumer loan portfolios is generally subject to personal income which may be impacted by general economic conditions, such as increased unemployment levels. These loans are predominately collateralized by first and second liens on single family properties. If a borrower cannot maintain the loan, the Company's ability to recover against the collateral in sufficient amount and in a timely manner may be significantly influenced by market, legal and regulatory conditions.

*Credit Quality Indicators*

The Company categorizes loans into risk categories based on relevant information about the quality and realizable value of collateral, if any, and the ability of borrowers to service their debts such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans by credit risk. This analysis is performed whenever credit is extended, renewed, or modified, or when an observable event occurs indicating a potential decline in credit quality, and no less than annually for large balance loans. The Company used the following definitions for risk ratings for loan classification:

*Pass* – Loans classified as pass are loans performing under the original contractual terms, do not currently pose any identified risk and can range from the highest to pass/watch quality, depending on the degree of potential risk.

*Special Mention* – Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the Company's credit position at some future date.

*Substandard* – Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the obligor, or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment and liquidation of the debt. They are characterized by a distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

*Doubtful* – Loans classified as doubtful have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

*Loss* – Assets classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off the asset even though partial recovery may be effected in the future.

The following table presents the risk category of loans by class of loan and vintage as of December 31, 2024:

| | Term Loans by Origination Year | | | | | | Revolving Loans | Total |
|---|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | 2022 | 2021 | 2020 | Pre-2020 | | |
| | (in thousands) | | | | | | | |
| **Residential** | | | | | | | | |
| Pass | $ 24,396 | $12,941 | $ 90,735 | $101,928 | $13,851 | $269,751 | $— | $ 513,602 |
| Special mention | — | — | — | — | — | 264 | — | 264 |
| Substandard | — | — | 225 | — | — | 4,152 | — | 4,377 |
| Total | 24,396 | 12,941 | 90,960 | 101,928 | 13,851 | 274,167 | — | 518,243 |
| **Multifamily** | | | | | | | | |
| Pass | 15,690 | 16,933 | 272,345 | 147,322 | 34,541 | 178,799 | — | 665,630 |
| Special mention | — | — | 5,368 | — | — | — | — | 5,368 |
| Substandard | — | — | — | — | — | 118 | — | 118 |
| Total | 15,690 | 16,933 | 277,713 | 147,322 | 34,541 | 178,917 | — | 671,116 |
| **Commercial real estate** | | | | | | | | |
| Pass | 35,728 | 26,636 | 115,871 | 14,489 | 14,633 | 51,448 | — | 258,805 |
| Special mention | — | — | — | — | — | 828 | — | 828 |
| Total | 35,728 | 26,636 | 115,871 | 14,489 | 14,633 | 52,276 | — | 259,633 |
| **Construction** | | | | | | | | |
| Pass | 6,300 | 26,409 | 35,342 | 17,495 | — | — | — | 85,546 |
| Total | 6,300 | 26,409 | 35,342 | 17,495 | — | — | — | 85,546 |
| **Junior liens** | | | | | | | | |
| Pass | 5,833 | 4,655 | 5,154 | 1,102 | 222 | 8,264 | — | 25,230 |
| Special mention | — | — | — | — | — | 43 | — | 43 |
| Substandard | — | — | — | — | — | 149 | — | 149 |
| Total | 5,833 | 4,655 | 5,154 | 1,102 | 222 | 8,456 | — | 25,422 |
| **Commercial and industrial** | | | | | | | | |
| Pass | 7,603 | 5,730 | 95 | 2,305 | — | — | — | 15,733 |
| Substandard (1) | — | 563 | — | 15 | — | — | — | 578 |
| Total | 7,603 | 6,293 | 95 | 2,320 | — | — | — | 16,311 |
| **Consumer and other** | | | | | | | | |
| Pass | 7,186 | — | — | — | — | — | 25 | 7,211 |
| Total | 7,186 | — | — | — | — | — | 25 | 7,211 |
| **Total gross loans** | $102,736 | $93,867 | $525,135 | $284,656 | $63,247 | $513,816 | $ 25 | $1,583,482 |

(1)  Balance in 2021 represents PPP loans which carry the federal guarantee of the SBA.

The following table presents the risk category of loans by class of loan and vintage as of December 31, 2023:

| | Term Loans by Origination Year | | | | | | Revolving Loans | Total |
|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2020 | 2019 | Pre-2019 | | |
| | | | | (in thousands) | | | | |
| **Residential** | | | | | | | | |
| Pass | $13,338 | $ 98,007 | $109,193 | $14,315 | $18,460 | $291,069 | $— | $ 544,382 |
| Special mention | — | — | — | — | — | 663 | — | 663 |
| Substandard | — | — | — | — | — | 5,884 | — | 5,884 |
| Total | 13,338 | 98,007 | 109,193 | 14,315 | 18,460 | 297,616 | — | 550,929 |
| **Multifamily** | | | | | | | | |
| Pass | 17,144 | 281,906 | 158,705 | 35,407 | 56,739 | 132,517 | — | 682,418 |
| Substandard | — | — | — | — | — | 146 | — | 146 |
| Total | 17,144 | 281,906 | 158,705 | 35,407 | 56,739 | 132,663 | — | 682,564 |
| **Commercial real estate** | | | | | | | | |
| Pass | 26,610 | 118,247 | 14,785 | 15,080 | 5,386 | 51,493 | — | 231,601 |
| Special mention | — | — | — | — | — | 904 | — | 904 |
| Total | 26,610 | 118,247 | 14,785 | 15,080 | 5,386 | 52,397 | — | 232,505 |
| **Construction** | | | | | | | | |
| Pass | 22,798 | 21,067 | 16,549 | — | — | — | — | 60,414 |
| Total | 22,798 | 21,067 | 16,549 | — | — | — | — | 60,414 |
| **Junior liens** | | | | | | | | |
| Pass | 5,359 | 5,234 | 1,232 | 296 | 1,773 | 8,560 | — | 22,454 |
| Substandard | — | — | — | — | — | 49 | — | 49 |
| Total | 5,359 | 5,234 | 1,232 | 296 | 1,773 | 8,609 | — | 22,503 |
| **Commercial and industrial** | | | | | | | | |
| Pass | 7,055 | 105 | 4,492 | 77 | — | — | — | 11,729 |
| Substandard (1) | — | — | 39 | — | — | — | — | 39 |
| Total | 7,055 | 105 | 4,531 | 77 | — | — | — | 11,768 |
| **Consumer and other** | | | | | | | | |
| Pass | 25 | — | — | — | — | — | 22 | 47 |
| Total | 25 | — | — | — | — | — | 22 | 47 |
| **Total gross loans** | $92,329 | $524,566 | $304,995 | $65,175 | $82,358 | $491,285 | $ 22 | $1,560,730 |

(1) Balance represents PPP loans which carry the federal guarantee of the SBA.

*Past Due and Non-accrual Loans*

The following table presents the recorded investment in past due and current loans by loan portfolio class as of December 31, 2024 and 2023:

| | 30-59 Days Past Due | 60-89 Days Past Due | 90 Days and Greater Past Due | Total Past Due | Current | Total Loans Receivable |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| **December 31, 2024** | | | | | | |
| Residential | $3,085 | $315 | $3,892 | $7,292 | $ 510,951 | $ 518,243 |
| Multifamily | 303 | — | — | 303 | 670,813 | 671,116 |
| Commercial real estate | 774 | — | — | 774 | 258,859 | 259,633 |
| Construction | — | — | — | — | 85,546 | 85,546 |
| Junior liens | — | — | 149 | 149 | 25,273 | 25,422 |
| Commercial and industrial | — | 563 | 15 | 578 | 15,733 | 16,311 |
| Consumer and other | — | — | — | — | 7,211 | 7,211 |
| Total | $4,162 | $878 | $4,056 | $9,096 | $1,574,386 | $1,583,482 |
| **December 31, 2023** | | | | | | |
| Residential | $ 887 | $752 | $3,926 | $5,565 | $ 545,364 | $ 550,929 |
| Multifamily | — | — | — | — | 682,564 | 682,564 |
| Commercial real estate | — | — | — | — | 232,505 | 232,505 |
| Construction | — | — | — | — | 60,414 | 60,414 |
| Junior liens | — | — | 49 | 49 | 22,454 | 22,503 |
| Commercial and industrial | — | — | 39 | 39 | 11,729 | 11,768 |
| Consumer and other | — | — | — | — | 47 | 47 |
| Total | $ 887 | $752 | $4,014 | $5,653 | $1,555,077 | $1,560,730 |

The following table presents information on non-accrual loans at December 31, 2024 and 2023:

| | Non-accrual | Interest Income Recognized on Non-accrual Loans | Amortized Cost Basis of Loans ≥ 90 Days Past Due and Still Accruing | Amortized Cost Basis of Non-accrual Loans Without Related Allowance |
|---|---|---|---|---|
| | | (In thousands) | | |
| **December 31, 2024** | | | | |
| Residential | $4,377 | $ 11 | $— | $4,377 |
| Multifamily | — | 4 | — | — |
| Junior liens | 149 | 2 | — | 149 |
| Commercial and industrial | 578 | — | — | 578 |
| Total | $5,104 | $ 17 | $— | $5,104 |
| **December 31, 2023** | | | | |
| Residential | $5,884 | $— | $— | $5,884 |
| Multifamily | 146 | — | — | 146 |
| Junior liens | 49 | — | — | 49 |
| Commercial and industrial | 39 | — | — | 39 |
| Total | $6,118 | $— | $— | $6,118 |

The Company had no loans held-for-sale at December 31, 2024 and 2023. Gains and losses on sales of loans are specifically identified and accounted for in accordance with U.S. GAAP.

Modifications made to borrowers experiencing financial difficulty may include principal forgiveness, interest rate reductions, other than insignificant payment delays, terms extensions or a combination thereof intended to minimize economic loss and to avoid foreclosure or repossession of collateral. If the borrower has demonstrated performance under the previous terms and our underwriting process show the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest.

The following table presents the amortized cost basis at December 31, 2024, of loan modifications to borrowers experiencing financial difficulty during 2024, disaggregated by type of modification.

| | Payment Delays | Term Extensions | Total Principal | % of Total Class of Loans |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| Junior liens | $— | $ 43 | $ 43 | 0.17% |
| Commercial and industrial | 563 | — | 563 | 3.45 |
| Total | $563 | $ 43 | $606 | 0.04% |

| | Types of Modifications |
|---|---|
| Junior liens | Term extension of 68 months |
| Commercial and industrial | Deferral of three payments |

The following table presents the amortized cost basis at December 31, 2023, of loan modifications to borrowers experiencing financial difficulty during 2023, disaggregated by type of modification.

| | Payment Delays | Term Extensions | Total Principal | % of Total Class of Loans |
|---|---|---|---|---|
| | | (Dollars in thousands) | | |
| Residential | $2,719 | $369 | $3,088 | 0.56% |
| Total | $2,719 | $369 | $3,088 | 0.20% |

| | Types of Modifications |
|---|---|
| Residential | Term extensions of 3 to 12 months |
| | Amortize past due balances over the remaining life of the loans |

The Company closely monitors the performance of modified loans to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the payment status and amortized cost basis at December 31, 2024, of loans that were modified during the 12-month period ended December 31, 2024.

| | Current | 60-89 Days Past Due | Total |
|---|---|---|---|
| | | (In thousands) | |
| Junior liens | $ 43 | $— | $ 43 |
| Commercial and industrial | — | 563 | 563 |
| Total | $ 43 | $563 | $606 |

The following table presents the payment status and amortized cost basis at December 31, 2023, of loans that were modified during the 12-month period ended December 31, 2023.

| | Current | Total |
|---|---|---|
| | (In thousands) | |
| Residential | $3,088 | $3,088 |
| Total | $3,088 | $3,088 |

The Company had $3.7 million and $4.0 million in consumer mortgage loans secured by residential real estate properties for which foreclosure proceedings are in process at December 31, 2024 and 2023, respectively. At December 31, 2024, the Company had no real estate owned and had one residential loan with a carrying value of $593 thousand in real estate owned at December 31, 2023.

## NOTE 4 – ALLOWANCE FOR CREDIT LOSSES

*Allowance for Credit Losses – Loans*

The allowance for credit losses on loans is summarized in the following table:

|  | 2024 | 2023 |
|---|---|---|
|  | (In thousands) | |
| Balance at beginning of period | $14,154 | $13,400 |
| Impact of adopting ASU 2016-13 and ASU 2022-02 | — | 668 |
| Charge-offs | (56) | (64) |
| Recoveries | 11 | 4 |
| Net charge-offs | (45) | (60) |
| (Recovery of) provision for credit loss on loans | (1,144) | 146 |
| Balance at end of period | $12,965 | $14,154 |

The following tables present the activity in the Company's allowance for credit losses by class of loans for 2024 and 2023:

|  | Balance at December 31, 2023 | Charge-offs | Recoveries | (Recovery of) Provision for Credit Loss – Loans | Balance at December 31, 2024 |
|---|---|---|---|---|---|
|  | (In thousands) | | | | |
| Residential | $ 1,968 | $— | $— | $ 21 | $ 1,989 |
| Multifamily | 7,046 | — | — | (437) | 6,609 |
| Commercial real estate | 3,748 | — | — | (107) | 3,641 |
| Construction | 1,222 | — | — | (762) | 460 |
| Junior liens | 76 | — | — | 33 | 109 |
| Commercial and industrial | 94 | — | — | 63 | 157 |
| Consumer and other | — | (56) | 11 | 45 | — |
| Total | $14,154 | $ (56) | $ 11 | $(1,144) | $12,965 |

Consumer and other charge-offs relate to overdrafts, which were originated in the fourth quarter of 2023 or in 2024, as it is our policy to charge these off within 60 days of occurrence.

|  | Balance at December 31, 2022 | Impact of adopting ASU 2016-13 and ASU 2022-02 | Charge-offs | Recoveries | (Recovery of) Provision for Loan Loss | Balance at December 31, 2023 |
|---|---|---|---|---|---|---|
|  | (In thousands) | | | | | |
| Residential | $ 2,264 | $ (183) | $ (18) | $— | $ (95) | $ 1,968 |
| Multifamily | 5,491 | 2,057 | — | — | (502) | 7,046 |
| Commercial real estate | 3,357 | 146 | — | — | 245 | 3,748 |
| Construction | 1,697 | (832) | — | — | 357 | 1,222 |
| Junior liens | 451 | (405) | — | — | 30 | 76 |
| Commercial and industrial | 47 | (23) | — | — | 70 | 94 |
| Consumer and other | — | 1 | (46) | 4 | 41 | — |
| Unallocated | 93 | (93) | — | — | — | — |
| Total | $13,400 | $ 668 | $ (64) | $ 4 | $ 146 | $14,154 |

During 2023, one residential loan, that was originated in 2006, had a charge-off of $18 thousand and the loan was transferred to other real estate owned in the third quarter of 2023. Consumer and other charge-offs relate to overdrafts, which were originated in the fourth quarter of 2022 or in 2023, as it is our policy to charge these off within 60 days of occurrence.

The following table represents the allocation of allowance for credit losses on loans and the related recorded investment, including deferred fees and costs, in loans by loan portfolio segment, disaggregated based on the impairment methodology at December 31, 2024 and 2023.

| | Loans | | | Allowance for Credit Losses on Loans | | |
|---|---|---|---|---|---|---|
| | Individually Evaluated | Collectively Evaluated | Total | Individually Evaluated | Collectively Evaluated | Total |
| | | | (In thousands) | | | |
| **December 31, 2024** | | | | | | |
| Residential | $3,960 | $ 514,283 | $ 518,243 | $— | $ 1,989 | $ 1,989 |
| Multifamily | — | 671,116 | 671,116 | — | 6,609 | 6,609 |
| Commercial real estate | — | 259,633 | 259,633 | — | 3,641 | 3,641 |
| Construction | — | 85,546 | 85,546 | — | 460 | 460 |
| Junior liens | — | 25,422 | 25,422 | — | 109 | 109 |
| Commercial and industrial (1) | 563 | 15,748 | 16,311 | — | 157 | 157 |
| Consumer and other (2) | — | 7,211 | 7,211 | — | — | — |
| Total | $4,523 | $1,578,959 | $1,583,482 | $— | $12,965 | $12,965 |

(1) Includes PPP loans which carry the federal guarantee of the SBA and do not have an allowance for credit losses.
(2) Consumer and other loans included overdrafts for which it is our policy to charge off overdrafts within 60 days of occurrence. It also includes the consumer loan participation that provided credit enhancement, which based upon our analysis was sufficient to cover the expected credit losses under that portfolio.

| | Loans | | | Allowance for Loan Losses | | |
|---|---|---|---|---|---|---|
| | Individually Evaluated | Collectively Evaluated | Total | Individually Evaluated | Collectively Evaluated | Total |
| | | | (In thousands) | | | |
| **December 31, 2023** | | | | | | |
| Residential | $5,721 | $ 545,208 | $ 550,929 | $— | $ 1,968 | $ 1,968 |
| Multifamily | 146 | 682,418 | 682,564 | — | 7,046 | 7,046 |
| Commercial real estate | — | 232,505 | 232,505 | — | 3,748 | 3,748 |
| Construction | — | 60,414 | 60,414 | — | 1,222 | 1,222 |
| Junior liens | 49 | 22,454 | 22,503 | — | 76 | 76 |
| Commercial and industrial (1) | — | 11,768 | 11,768 | — | 94 | 94 |
| Consumer and other | — | 47 | 47 | — | — | — |
| Total | $5,916 | $1,554,814 | $1,560,730 | $— | $14,154 | $14,154 |

(1) Includes PPP loans which carry the federal guarantee of the SBA and do not have an allowance for credit losses.

*Allowance for Credit Losses – Securities*

The Company recorded an allowance for credit losses on securities of $170 thousand upon adoption of ASU 2016-13 on January 1, 2023. At December 31, 2024 and 2023, the balance of the allowance for credit losses on securities was $98 thousand and $158 thousand, respectively. For 2024 and 2023, the Company recorded a decrease in provision for credit losses on held-to-maturity securities of $60 thousand and $12 thousand, respectively. Accrued interest receivable on securities is reported as a component of accrued interest receivable on the consolidated balance sheet and totaled $1.4 million and $1.5 million at December 31, 2024 and 2023, respectively. The Company made the election to exclude accrued interest receivable from the estimate of credit losses on securities.

*Allowance for Credit Losses – Off-Balance-Sheet Exposures*

The allowance for credit losses on off-balance-sheet exposures is reported in other liabilities in the consolidated balance sheets. The liability represents an estimate of expected credit losses arising from off-balance-sheet exposures such as letters of credit, guarantees and unfunded loan commitments and unfunded lines. The process for measuring lifetime expected credit losses on these exposures is consistent with that for loans as discussed above, but is subject to an additional estimate reflecting the likelihood that funding will occur. No liability is recognized for off-balance-sheet credit exposures that are unconditionally cancellable by the Company. Adjustments to the liability are reported as a component of provision for credit losses.

The Company recorded a decrease in the allowance for credit losses for off-balance-sheet exposures of $811 thousand upon adoption on January 1, 2023. At December 31, 2024 and December 31, 2023, the balance of the allowance for credit losses for off-balance-sheet exposures was $157 thousand and $303 thousand, respectively. The Company recorded a recovery of provision for credit loss on off-balance-sheet exposures of $146 thousand and $575 thousand for 2024 and 2023, respectively, in provision for credit losses.

## NOTE 5 – PREMISES AND EQUIPMENT

Premises and equipment, net, at December 31, 2024 and 2023, are summarized as follows:

|  | 2024 | 2023 |
|---|---|---|
|  | (In thousands) | |
| Land | $ 3,058 | $ 3,058 |
| Buildings and improvements | 18,598 | 18,549 |
| Leasehold improvements | 15,325 | 15,404 |
| Furnishings and equipment | 11,251 | 11,304 |
| Construction in progress | 72 | 8 |
|  | 48,304 | 48,323 |
| Accumulated depreciation and amortization | (18,818) | (15,848) |
|  | $ 29,486 | $ 32,475 |

Construction-in-progress consists of deposits made related to the construction of branch improvements and the purchase of furnishings and equipment.

Depreciation and amortization of premises and equipment was $3.1 million and $2.9 million for the years ended December 31, 2024 and 2023 respectively.

## NOTE 6 – LEASES

The Company leases certain office space, land and equipment under operating leases. These leases have original terms ranging from one year to 40 years. Operating lease liabilities and right-of-use assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term.

The Company had the following related to leases:

|  | December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
|  | (Dollars in thousands) | |
| Right-of-use assets | $ 23,470 | $ 25,172 |
| Lease liabilities | 25,168 | 26,777 |
| Weighted average remaining lease term for operating leases | 9.4 years | 10.3 years |
| Weighted average discount rate used in the measurement of lease liabilities | 2.54% | 2.40% |

The following table is a summary of the Company's components of net lease cost for the year ended December 31, 2024 and 2023. The variable lease cost primarily represents variable payments such as common area maintenance and utilities.

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
|  | (In thousands) | |
| Operating lease cost | $3,517 | $3,461 |
| Finance lease cost | — | 4 |
| Variable lease cost | 310 | 267 |
| Total lease cost | $3,827 | $3,732 |

The following table presents supplemental cash flow information related to operating leases:

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
|  | (In thousands) | |
| Cash paid for amounts included in the measurement of operating lease liabilities: | | |
| Operating cash flows from operating leases | $3,734 | $3,512 |
| Operating lease liabilities arising from obtaining right-of-use assets (non-cash): | | |
| Operating leases | $1,173 | $2,088 |

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2024 are as follows:

|  | (In thousands) |
| --- | --- |
| 2024 | $ 3,297 |
| 2025 | 3,299 |
| 2026 | 3,193 |
| 2027 | 2,856 |
| 2028 | 2,771 |
| Thereafter | 12,812 |
| Total undiscounted lease payments | 28,228 |
| Less: imputed interest | 3,060 |
| Total | $25,168 |

## NOTE 7 – DEPOSITS

Deposits at December 31, 2024 and December 31, 2023 are summarized as follows:

| | December 31, 2024 | Weighted Average Rate | December 31, 2023 | Weighted Average Rate |
|---|---|---|---|---|
| | | (Dollars in thousands) | | |
| Non-interest bearing deposits | $ 26,001 | — % | $ 27,739 | — % |
| NOW and demand accounts | 369,554 | 1.39% | 361,139 | 1.38% |
| Savings | 240,426 | 1.15% | 259,402 | 1.05% |
| Time deposits | 707,339 | 4.27% | 596,624 | 4.13% |
| Total | $1,343,320 | 2.81% | $1,244,904 | 2.60% |

Money market accounts are included within the NOW and demand accounts and savings captions. Included in time deposits are brokered deposits totaling $155.0 million at December 31, 2024 and $125.0 million at December 31, 2023.

Time deposits mature as follows for the year ending December 31:

| | (In thousands) |
|---|---|
| 2025 | $697,168 |
| 2026 | 4,616 |
| 2027 | 2,514 |
| 2028 | 2,012 |
| 2029 | 1,029 |
| | $707,339 |

The aggregate amount of time deposits that meet or exceed $250,000 at December 31, 2024 and 2023, were $135.7 million and $101.0 million, respectively. Related party (principal officers, directors, and their affiliates) deposits as of December 31, 2024 and 2023, totaled $2.7 million and $2.3 million respectively.

Interest expense on deposits is summarized as follows (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (In thousands) | |
| NOW and demand accounts | $ 5,051 | $ 5,267 |
| Savings | 2,752 | 3,072 |
| Time deposits | 29,027 | 15,777 |
| Total | $36,830 | $24,116 |

## NOTE 8 – BORROWINGS

Advances from the FHLB are fixed-rate, term borrowings with remaining maturities ranging from one month to 18 months. At December 31, 2024, FHLB advances totaled $339.5 million with a weighted average interest rate of 4.47% and at December 31, 2023, FHLB advances totaled $397.5 million with a weighted average interest rate of 4.90%. Each advance is payable at its maturity date with a prepayment penalty if repayment is made prior to the maturity date. Advances are secured by loans pledged at the FHLB totaling $614.0 million and $717.5 million as of December 31, 2024 and 2023, respectively.

Advances mature as follows:

| Maturity | Rate Range | Weighted Average Rate (1) | Amount |
|---|---|---|---|
| | | | (In thousands) |
| 2025 | 1.50% - 4.84% | 4.42% | $289,500 |
| 2026 | 4.80% - 4.80% | 4.80% | 50,000 |
| | | 4.47% | $339,500 |

(1)  The weighted average rate excludes the effect of our derivative contracts. See Note 12 – Derivatives.

## NOTE 9 – BENEFIT PLANS

### 401(k) Plan

The Company has a savings plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees upon employment who have attained the age of 18. Under the plan, employee contributions are partially matched by the Company at its sole discretion. Company contributions for the years ended December 31, 2024 and 2023 were $810 thousand and $711 thousand, respectively.

### SERPs, Directors' Plan and Other Postretirement Benefits Plan

The Company maintains an Executive Supplemental Income Retirement Plan ("SERP") for certain employees and a Director Retirement Plan ("DRP"). As the SERP and DRP plans are unfunded, there are no plan assets associated with these plans. During 2022, the DRP plan was amended to curtail the plan to the current participants and to establish fixed payments to the participant in the plan.

The Company provides certain health insurance benefits for retired employees and directors meeting plan eligibility requirements. Effective January 1, 2019, the employee postretirement health benefit plan was curtailed, leaving only 12 retired participants and beneficiaries remaining in the plan. Active participants who met certain requirements received payments in lieu of future benefits. The plans are unfunded as of December 31, 2024 and 2023, and the obligation is included in other liabilities as an accrued postretirement benefit cost.

The following table sets forth the changes in benefit obligation, changes in plan assets and a reconciliation of the unfunded status and the assumptions used in determining the net periodic cost included in the accompanying consolidated financial statements for the Company's post retirement plans. The measurement date for the post retirement plans was December 31 for each year presented.

| | SERP and DRP | | Post Retirement | |
| --- | --- | --- | --- | --- |
| | 2024 | 2023 | 2024 | 2023 |
| | (In thousands) | | | |
| Change in benefit obligation: | | | | |
| Projected benefit obligation at beginning of year | $2,903 | $2,814 | $1,047 | $1,072 |
| Service cost | 102 | 100 | — | — |
| Interest cost | 151 | 141 | 48 | 51 |
| Actuarial (gain) loss | (16) | 126 | 153 | 4 |
| Benefits paid | (288) | (278) | (91) | (80) |
| Projected benefit obligation at end of year | $2,852 | $2,903 | $1,157 | $1,047 |
| Reconciliation of plan assets: | | | | |
| Fair value of plan assets at beginning of year | — | — | — | — |
| Employer contributions | 288 | 278 | 91 | 80 |
| Benefits and Settlements paid | (288) | (278) | (91) | (80) |
| Fair value of plan assets at end of year | $ — | $ — | $ — | $ — |
| Unfunded status | $2,852 | $2,903 | $1,157 | $1,047 |

Amounts recognized in accumulated other comprehensive income at December 31, ignoring tax effects, consist of:

| | SERP and DRP | | Post Retirement | |
| --- | --- | --- | --- | --- |
| | 2024 | 2023 | 2024 | 2023 |
| | (In thousands) | | | |
| Unrecognized net actuarial loss (gain) | $313 | $375 | $(431) | $(625) |
| Unrecognized prior service cost | 10 | 15 | — | — |
| Total accumulated other comprehensive loss (gain) | $323 | $390 | $(431) | $(625) |

The weighted average assumptions used in the determination of benefit obligations as of December 31 were as follows:

| | SERP and DRP | | Post Retirement | |
| --- | --- | --- | --- | --- |
| | 2024 | 2023 | 2024 | 2023 |
| Discount rate | 5.18% | 4.60% | 5.34% | 4.71% |

The weighted-average assumptions used in the determination of net periodic benefit cost were as follows:

| | SERP and DRP | | Post Retirement | |
| --- | --- | --- | --- | --- |
| | 2024 | 2023 | 2024 | 2023 |
| Discount rate | 4.54% | 4.74% | 4.64% | 4.86% |
| Expected rate of return on plan assets | N/A | N/A | N/A | N/A |

The components of net periodic benefit cost and other amounts recognized in other comprehensive income were as follows for the years ended December 31, 2024 and 2023:

|  | SERP and DRP | | Post Retirement | |
|  | 2024 | 2023 | 2024 | 2023 |
|---|---|---|---|---|
|  | (In thousands) | | | |
| Service cost | $102 | $100 | $— | $— |
| Interest cost | 151 | 141 | 48 | 51 |
| Prior Service Cost | 5 | 5 | — | — |
| Amortization: | | | | |
| Net loss (gain) | 46 | 30 | (42) | (42) |
| Net periodic benefit cost | $304 | $276 | $ 6 | $ 9 |

The components of net periodic benefit cost other than the service cost component are included in "other non-interest expense" in the Statement of Operations. The estimated net loss and prior service cost for the post-retirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2025 are $13 thousand and $5 thousand, respectively.

The benefits expected to be paid in each of the next five years and the aggregate for the five years thereafter are as follows:

|  | SERP and DRP | Post-Retirement |
|---|---|---|
|  | (In thousands) | |
| 2025 | $287 | $ 95 |
| 2026 | 266 | 96 |
| 2027 | 248 | 97 |
| 2028 | 230 | 97 |
| 2029 | 229 | 97 |
| Years 2030 – 2034 | 981 | 469 |

## NOTE 10 – STOCK-BASED COMPENSATION

### Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan ('ESOP"), a tax-qualified plan designed to invest primarily in the Company's common stock. The ESOP provides employees with the opportunity to receive a funded retirement benefit from the Bank, based primarily on the value of the Company's common stock.

The ESOP borrowed funds from the Company to purchase 2,281,800 shares of stock at $10 per share. The loan is secured by the shares purchased, which are held until allocated to participants. Shares are released for allocation to participants as loan payments are made. Loan payments are principally funded by discretionary cash contributions by the Bank, as well as dividends, if any, paid to the ESOP on unallocated shares. When loan payments are made, ESOP shares are allocated to participants at the end of the plan year (December 31) based on relative compensation, subject to federal tax law limits. Participants receive the allocated vested shares at the end of employment. Dividends on allocated shares, if any, increase participants accounts.

At December 31, 2024 and 2023, the principal balance on the ESOP loan was $19.9 million and $20.6 million, respectively. Contributions to the ESOP during the years ended December 31, 2024 and 2023, totaled $655 thousand and $635 thousand, respectively. ESOP compensation expense is recognized over the service period and represents the fair value of shares allocated during the year. For the years ended December 31, 2024 and 2023, ESOP compensation expense was $892 thousand and $895 thousand, respectively.

Shares held by the ESOP were as follows:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| | (Dollars in thousands) | |
| Shares allocated to participants | 365,088 | 273,816 |
| Unallocated shares | 1,916,712 | 2,007,984 |
| Total ESOP shares | 2,281,800 | 2,281,800 |
| Fair value of unallocated shares | $ 18,803 | $ 19,400 |

The fair value of the unallocated shares was computed using the closing trading price of the Company's common stock on each date.

### *Equity Incentive Plan*

At the annual meeting held on August 25, 2022, shareholders of the Company approved the Blue Foundry Bancorp 2022 Equity Incentive Plan ("Equity Plan") which provides for the granting of up to 3,993,150 shares (1,140,900 restricted stock awards and 2,852,250 stock options) of the Company's common stock.

Restricted shares granted under the Equity Plan generally vest in equal installments, over a service period between five and seven years beginning one year from the date of grant. Additionally, certain restricted shares awarded can be performance vesting awards, which may or may not vest depending upon the attainment of certain corporate financial targets. The vesting of the awards accelerate upon death, disability or an involuntary termination at or following a change in control. The product of the number of shares granted and the grant date closing market price of the Company's common stock determine the fair value of restricted shares under the Equity Plan. Management recognizes compensation expense for the fair value of time-based restricted shares on a straight-line basis over the requisite service period. Performance based awards are expensed based on the fair value of the shares and the probability of achieving the performance goals.

During 2024, the Company granted to directors and employees, under the 2022 Equity Incentive Plan, 213,880 restricted stock awards with a total grant-date fair value of $2.1 million. These grants vest in equal installments between one year and six years from the date of grant. The Company also issued 193,070 performance-based restricted stock awards to its officers with a total grant date fair value of $1.80 million. Vesting of the performance-based restricted stock units will be based on achievement of certain levels of loan growth, deposit growth and net interest margin and will convert to a four-year time vest after the three-year measurement period ending December 31, 2026. At the end of the performance period, the number of actual shares to be awarded may vary between 0% and 100% of target amounts.

During the first quarter of 2024, 347,640 of performance-based restricted stock awards were forfeited when none of the performance target metrics were met. This forfeiture amount of performance shares is included in the total forfeited restricted shares for the year ended December 31, 2024, as shown in the table below.

The following is a summary of the Company's restricted stock shares activity and related information for the year ended December 31, 2024:

| | Number of Shares Awarded | Weighted Average Grant Date Fair Value |
|---|---|---|
| Outstanding – December 31, 2023 | 944,262 | $11.88 |
| Granted | 406,950 | 9.57 |
| Vested | (115,415) | 11.76 |
| Forfeited | (449,033) | 11.75 |
| Outstanding – December 31, 2024 | 786,764 | $10.78 |

Expected future expense relating to the non-vested restricted shares outstanding as of December 31, 2024 is $7.3 million over a weighted average period of 4.5 years.

Stock options granted under the Equity Plan generally vest in equal installments, over a service period between five and seven years beginning one year from the date of grant. The vesting of the options accelerate upon death, disability or an involuntary termination at or following a change in control. Stock options were granted at an exercise price equal to the fair value of the Company's common stock on the grant date based on the closing market price and have an expiration period of ten years.

During the twelve months ended December 31, 2024, the Company granted the 96,266 stock options. The fair value of stock options granted during 2024 were estimated utilizing the Black-Scholes option pricing model: an expected life of 6.5 years, risk-free rate of 4.11%, volatility of 32.63% and a dividend yield of 0.82%. Due to the limited historical information of the Company's stock, management considered the weighted historical volatility of the Company and similar entities for an appropriate period in determining the volatility rate used in the estimation of fair value. The expected life of the stock option was estimated using the simplified method. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company recognizes compensation expense for the fair values of these awards, which have straight-line vesting, on a straight-line basis over the requisite service period of the awards. Upon exercise of vested options, management expects to draw on treasury stock as the source for shares. There were no stock options granted during the year ended December 31, 2023.

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2024:

| | Number of Stock Options | Weighted Average Grant Date Fair Value | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (years) |
|---|---|---|---|---|
| Outstanding – December 31, 2023 | 2,475,363 | $4.12 | $11.65 | 8.8 |
| Granted | 96,266 | 3.74 | 9.95 | 9.4 |
| Forfeited | (241,969) | 4.23 | 11.73 | |
| Expired | (37,974) | 4.23 | 11.73 | |
| Outstanding – December 31, 2024 | 2,291,686 | $4.09 | $11.57 | 8.8 |
| Exercisable – December 31, 2024 | 715,582 | | | |

Expected future expense relating to the non-vested options outstanding as of December 31, 2024 is $6.0 million over a weighted average period of 4.3 years.

The following table presents the share-based compensation expense for the years ended December 31, 2024 and 2023.

| | 2024 | 2023 |
|---|---|---|
| | (In thousands) | |
| Stock option expense | $1,461 | $1,598 |
| Restricted stock expense | 1,704 | 1,281 |
| Total share-based compensation expense | $3,165 | $2,879 |

## NOTE 11 – INCOME TAXES

There was no current and deferred income tax expense for the years ended December 31, 2024, and 2023 due to the net loss for both years. There was no tax benefit due to the full valuation allowance on the net deferred tax assets.

A reconciliation between the actual income tax expense and the expected federal income tax expense on net operating losses (computed by multiplying income before income tax expense times the applicable statutory federal income tax rate) for the years ended December 31, 2024 and 2023, is as follows:

|  | 2024 | 2023 |
|---|---|---|
|  | (In thousands) | |
| Loss before income tax benefit | $(11,911) | $(7,397) |
| Applicable statutory federal income tax rate | 21.00% | 21.00% |
| Computed "expected" federal income tax benefit | $ (2,501) | $(1,553) |
| Increase (decrease) in federal income tax expense resulting from: | | |
| State income taxes, net of federal benefit | (835) | (487) |
| Valuation allowance | 3,311 | 2,016 |
| Tax-exempt income | (37) | (90) |
| Bank owned life insurance | (102) | (98) |
| Non-deductible compensation | 14 | 54 |
| ESOP fair market value adjustment | (4) | (4) |
| Stock compensation | 145 | 150 |
| Other items, net | 9 | 12 |
| Total | $ — | $ — |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023, are as follows:

| | 2024 | 2023 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Allowance for credit losses on loans and REO | $ 3,688 | $ 4,064 |
| Allowance for losses held-to-maturity securities | 23 | 38 |
| Net unrealized losses on securities available-for-sale | 6,472 | 8,087 |
| Accrued post retirement benefits | 1,128 | 1,173 |
| Accrued interest receivable | 169 | 144 |
| Accrued bonus | 607 | 244 |
| Stock compensation | 962 | 602 |
| Premises and equipment | 393 | 184 |
| Finance lease liability | 7,075 | 7,527 |
| Charitable contribution carryover | 2,533 | 2,533 |
| Federal net operating loss carryforward | 8,896 | 6,935 |
| State net operating loss carryforward | 2,956 | 2,345 |
| Other | 253 | 61 |
| Total gross deferred tax assets | 35,155 | 33,937 |
| Valuation allowance | (25,121) | (24,105) |
| Gross deferred tax assets after valuation allowance | 10,034 | 9,832 |
| Deferred tax liabilities: | | |
| Net unrealized gains on derivatives | 2,689 | 2,131 |
| Deferred loan fees, net | 563 | 559 |
| Unrealized actuarial gains on post retirement benefits | 99 | 66 |
| Finance lease right-of-use asset | 6,597 | 7,076 |
| Other | 86 | — |
| Total gross deferred tax liabilities | 10,034 | 9,832 |
| Net deferred tax asset | $ — | $ — |

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, for the year ended December 31, 2024, a valuation allowance of $25.1 million has been maintained. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. Net deferred tax assets are included in other assets.

At December 31, 2024, the Company had federal net operating loss ("NOL") carryforwards of $42.4 million with no expiration date. Under the provisions of the 2017 Tax Cuts and Jobs Act, use of our federal NOL carryforwards will be limited to 80% of taxable income in future periods. The Company also had New Jersey net operating loss carryforwards of $41.6 million, the majority of which expire in 18 years. At this time, we believe it is more likely than not the benefit from both the federal and state NOL carryforwards will not be realized. As such, we have provided a valuation allowance of $11.9 million on the deferred tax assets related to the NOL carryforwards. The Company contributed $9.0 million to the Blue Foundry Charitable Foundation in 2021 and the deferred benefit has a five-year carryforward limitation.

Retained earnings at December 31, 2024 and 2023, includes approximately $14.6 million, for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Events that would result in taxation of these reserves include the failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to stockholders.

The Company and its subsidiary are subject to U.S. federal income tax as well as state income taxes, primarily New Jersey. The Company is no longer subject to examination by Federal taxing authorities for tax years before January 1, 2020, and State taxing authorities for tax years before January 1, 2019. Currently, the Company is not under examination by any taxing authority. The Company's New Jersey state tax returns for the tax years ended December 31, 2015 through 2018 were audited during 2021. The completion of this examination did not have a material impact on the Company's effective tax rates and financials.

**NOTE 12 – DERIVATIVES**

The Company utilizes interest rate swap agreements as part of its asset/liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

Interest rate swaps with notional amounts totaling $349.0 million and $259.0 million at December 31, 2024 and 2023, respectively, were designated as cash flow hedges of certain FHLB advances and brokered deposits. They were determined to be highly effective during all periods presented. The Company expects the hedges to remain highly effective during the remaining terms of the swaps.

Summary information about the interest-rate swaps designated as cash flow hedges as of the dates presented is as follows:

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| | (Dollars in thousands) | |
| Notional amounts | $349,000 | $259,000 |
| Weighted average pay rates | 3.12% | 2.91% |
| Weighted average receive rates | 4.62% | 5.49% |
| Weighted average maturity | 2.4 years | 3.2 years |
| Gross unrealized gain included in other assets | $ 8,817 | $ 9,047 |
| Gross unrealized loss included in other liabilities | 453 | 1,465 |
| Unrealized gains (losses), net | $ 8,364 | $ 7,582 |

The Company held $9.0 million and $8.1 million at December 31, 2024 and 2023, respectively, of cash collateral pledged from the counterparty for these interest-rate swaps and had no securities pledged to the counterparty.

Interest income or expense recorded on these swap transactions is reported as a component of interest expense on FHLB advances or brokered deposits. Interest income for the years ended December 31, 2024 and 2023 totaled $6.4 million and $5.5 million, respectively. At December 31, 2024, the Company expected $3.8 million of the unrealized gain to be reclassified as a reduction to interest expense during 2025.

Cash Flow Hedge

The effect of cash flow hedge accounting on accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

| | Amount of (Loss) Gain Recognized in OCI on Derivative (1) | Location of Gain (Loss) Reclassified from OCI into Income/(Expense) | Amount of Gain Reclassified from OCI to Income/(Expense) |
|---|---|---|---|
| | | (In thousands) | |
| **Year Ended December 31, 2024** | | | |
| Interest rate contracts | $ 781 | Interest Expense | $6,355 |
| **Year Ended December 31, 2023** | | | |
| Interest rate contracts | $(3,509) | Interest Expense | $5,472 |

(1) Net of tax, adjusted for deferred tax valuation allowance.

## NOTE 13 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income represents the net unrealized holding gains on securities available-for-sale, derivatives and the funded status of the Company's benefit plans, as of the consolidated balance sheet dates, net of the related tax effect.

The following table presents the components of other comprehensive income (loss) both gross and net of tax, inclusive of a deferred tax valuation allowance, for the periods indicated.

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2024 | | | 2023 | | |
| | Before Tax | Tax Effect (1) | After Tax | Before Tax | Tax Effect (1) | After Tax |
| | | | (In thousands) | | | |
| **Components of Other Comprehensive Income (Loss):** | | | | | | |
| Unrealized gain on securities available-for-sale: | | | | | | |
| Unrealized gain arising during the period | $ 3,273 | $— | $ 3,273 | $ 5,504 | $— | $ 5,504 |
| Reclassification adjustment for gains included in net income | — | — | — | (20) | — | (20) |
| Total | 3,273 | — | 3,273 | 5,484 | — | 5,484 |
| Unrealized gain on cash flow hedge: | | | | | | |
| Unrealized (loss) gain arising during the period | (5,574) | — | (5,574) | 1,963 | — | 1,963 |
| Reclassification adjustment for losses (gains) included in net income | 6,355 | — | 6,355 | (5,472) | — | (5,472) |
| Total | 781 | — | 781 | (3,509) | — | (3,509) |
| Post-Retirement plans: | | | | | | |
| Net actuarial loss | (128) | — | (128) | (136) | — | (136) |
| Total | (128) | — | (128) | (136) | — | (136) |
| Total other comprehensive income: | $ 3,926 | $— | $ 3,926 | $ 1,839 | $— | $ 1,839 |

(1) The 2024 and 2023 periods include a deferred tax valuation allowance.

The following is a summary of the changes in accumulated other comprehensive income by component, net of tax, inclusive of a deferred tax valuation allowance, for the periods indicated:

| | Unrealized Gains and (Losses) on Cash Flow Hedges | Unrealized Gains and (Losses) on Available-for-sale Securities | Post-Retirement Plans | Total |
|---|---|---|---|---|
| | (In thousands) | | | |
| Balance at December 31, 2023 | $ 7,582 | $(30,699) | $ 237 | $(22,880) |
| Other comprehensive (loss) income before reclassification | (5,574) | 3,273 | — | (2,301) |
| Amounts reclassified from accumulated other comprehensive income | 6,355 | — | (128) | 6,227 |
| Net current period other comprehensive gain (loss) | 781 | 3,273 | (128) | 3,926 |
| Balance at December 31, 2024 | $ 8,363 | $(27,426) | $ 109 | $(18,954) |

| | Unrealized Gains and (Losses) on Cash Flow Hedges | Unrealized Gains and (Losses) on Available-for-sale Securities | Post-Retirement Plans | Total |
|---|---|---|---|---|
| | (In thousands) | | | |
| Balance at December 31, 2022 | $11,091 | $(36,183) | $ 373 | $(24,719) |
| Other comprehensive income (loss) before reclassification | 1,963 | 5,504 | — | 7,467 |
| Amounts reclassified from accumulated other comprehensive income | (5,472) | (20) | (136) | (5,628) |
| Net current period other comprehensive gain (loss) | (3,509) | 5,484 | (136) | 1,839 |
| Balance at December 31, 2023 | $ 7,582 | $(30,699) | $ 237 | $(22,880) |

The following table presents information about amounts reclassified from accumulated other comprehensive income (loss) to the consolidated statements of operations for the periods indicated:

| Details about Accumulated Other Comprehensive Income Components | Year Ended December 31, | | Affected Line Item in the Statement Where Net Income is Presented |
|---|---|---|---|
| | 2024 | 2023 | |
| | (In thousands) | | |
| Unrealized gain (loss) on securities available-for-sale: | | | |
| Realized gains on securities available-for-sale | $ — | $ 20 | Gain (loss) on sales and calls of securities |
| (Losses) and gains on cash flow hedges: | | | |
| Interest rate contracts | (6,355) | 5,472 | Interest expense |
| Amortization of benefit plan items: | | | |
| Net actuarial loss | 128 | 136 | Compensation and benefits |
| Total tax effect | — | — | Income tax expense |
| Total reclassification for the period, net of tax | $(6,227) | $5,628 | |

## NOTE 14 – FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

*Level 1* – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

*Level 2* – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

*Level 3* – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities: For securities available-for-sale and equity securities, fair value was estimated using a market approach. The majority of the Company's securities are fixed income instruments that are not quoted on an exchange, but are traded in active markets. Prices for these instruments are obtained through third party data service providers or dealer market participants with which the Company has historically transacted both purchases and sales of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing, a Level 2 input as defined by ASC 820, is a mathematical technique used principally to value certain securities to benchmark or comparable securities. The Company evaluates the quality of Level 2 matrix pricing through comparison to similar assets with greater liquidity and evaluation of projected cash flows. The Company also holds equity securities and debt instruments issued by the U.S. government and U.S. government sponsored agencies that are traded in active markets with readily accessible quoted market prices that are considered Level 1 inputs.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). The Company's derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for credit losses on loans is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other real estate owned (OREO): Property acquired through foreclosure or deed in lieu of foreclosure is carried at estimated fair value less estimated selling costs of the acquired property. Fair value of OREO is generally based on independent appraisals of the collateral.

The following table summarizes the fair value of assets and liabilities as of December 31, 2024:

| | Total | Fair Value Measurements at December 31, 2024, Using | | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | | (In thousands) | | |
| **Measured on a recurring basis:** | | | | |
| Financial assets | | | | |
| Securities available-for-sale: | | | | |
| U.S. Treasury Notes | $ 40,139 | $40,139 | $ — | $— |
| Corporate Bonds | 73,154 | — | 73,154 | — |
| U.S. Government agency obligations | 812 | 812 | — | — |
| Obligations issued by U.S. states and their political subdivisions | 6,024 | — | 6,024 | — |
| Mortgage-backed securities: | | | | |
| Residential | 149,041 | — | 149,041 | — |
| Multifamily | 18,743 | — | 18,743 | — |
| Asset-backed securities | 9,115 | — | 9,115 | — |
| Total securities available-for-sale | 297,028 | 40,951 | 256,077 | — |
| Derivatives | 8,817 | — | 8,817 | — |
| Total financial assets measured on a recurring basis | $305,845 | $40,951 | $264,894 | $— |
| Financial Liabilities | | | | |
| Derivatives | $ 453 | $ — | $ 453 | $— |

The following table summarizes the fair value of assets and liabilities as of December 31, 2023:

| | Total | Fair Value Measurements at December 31, 2023, Using | | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | | (In thousands) | | |
| **Measured on a recurring basis:** | | | | |
| Financial assets | | | | |
| Securities available-for-sale | | | | |
| U.S. Treasury Notes | $ 35,060 | $35,060 | $ — | $— |
| Corporate Bonds | 76,623 | — | 76,623 | — |
| U.S. Government agency obligations | 11,140 | 11,140 | — | — |
| Obligations issued by U.S. states and their political subdivisions | 6,195 | — | 6,195 | — |
| Mortgage-backed securities: | | | | |
| Residential | 128,542 | — | 128,542 | — |
| Multifamily | 11,523 | — | 11,523 | — |
| Asset-backed securities | 14,683 | — | 14,683 | — |
| Total securities available-for-sale | 283,766 | 46,200 | 237,566 | — |
| Derivatives | 9,047 | — | 9,047 | — |
| Total financial assets measured on a recurring basis | $292,813 | $46,200 | $246,613 | $— |
| Financial Liabilities | | | | |
| Derivatives | $ 1,465 | $ — | $ 1,465 | $— |
| **Measured on a nonrecurring basis:** | | | | |
| Nonfinancial assets | | | | |
| Real estate owned | $ 593 | $ — | $ — | $593 |

***Other Fair Value Disclosures***

Fair value estimates, methods and assumptions for the Company's financial instruments that are not recorded at fair value on a recurring or non-recurring basis are set forth below.

Securities held-to-maturity: The Company's debt securities held-to-maturity portfolio is carried at amortized cost less allowance for credit losses. The fair values of debt securities held-to-maturity are provided by a third-party pricing service. The pricing service may use quoted market prices of comparable instruments or a variety of other forms of analysis, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds and non-binding broker quotes.

Loans, net: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories. Estimated fair value of loans is determined using a discounted cash flow model that employs an exit discount rate that reflects the current market pricing for loans with similar characteristics and remaining maturity, adjusted for estimated credit losses inherent in the portfolio at the balance sheet date.

**Time Deposits:** The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using rates for currently offered deposits of similar remaining maturities.

**Federal Home Loan advances:** The fair value of borrowings is based on securities dealers' estimated fair values, when available, or estimated using discounted cash flow analysis. The discount rates used approximate the rates offered for similar borrowings of similar remaining terms.

The following tables present the book value, fair value, and placement in the fair value hierarchy of financial instruments not recorded at fair values in their entirety on a recurring basis on the Company's balance sheet at December 31, 2024 and 2023. The fair value measurements presented are consistent with Topic 820, Fair Value Measurement, in which fair value represents exit price.

These tables exclude financial instruments for which the carrying amount approximates fair value. Financial instruments for which the carrying amount approximates fair value include cash and cash equivalents, other investments, non-maturity deposits, overnight borrowings, and accrued interest, and are excluded from the table below.

The carrying amounts and fair value of financial instruments not carried at fair value, at December 31, 2024 and December 31, 2023 are as follows:

| | | Fair Value Measurements at December 31, 2024, Using | | |
| | Book Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | | (In thousands) | | |
| **Measured on a non-recurring basis:** | | | | |
| **Financial assets** | | | | |
| Corporate bonds | $ 18,600 | $— | $ 16,414 | $ — |
| Asset-backed securities | 14,574 | — | 13,581 | — |
| Securities held-to-maturity | 33,174 | — | 29,995 | — |
| Loans, net of allowance for credit losses | 1,570,517 | — | — | 1,468,929 |
| **Financial liabilities** | | | | |
| Time Deposits | 707,339 | — | 705,514 | — |
| Federal Home Loan Bank advances | 339,500 | — | 340,131 | — |

| | | Fair Value Measurements at December 31, 2023, Using | | |
| | Book Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | | (In thousands) | | |
| **Measured on a non-recurring basis:** | | | | |
| **Financial assets** | | | | |
| Corporate bonds | $ 18,600 | $— | $ 15,007 | $ — |
| Asset-backed securities | 14,812 | — | 13,316 | — |
| Securities held-to-maturity | 33,412 | — | 28,323 | — |
| Loans, net of allowance for loan losses | 1,546,576 | — | — | 1,332,138 |
| **Financial liabilities** | | | | |
| Time Deposits | 596,624 | — | 592,676 | — |
| Federal Home Loan Bank advances | 397,500 | — | 405,015 | — |

## NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company extends credit to meet the financing needs of its customers through commitments and lines of credit. In addition we routinely enter into other commitments in the normal course of business.

The following commitments exist at December 31, 2024 and 2023, which are not reflected in the accompanying consolidated financial statements:

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
|  | (In thousands) | |
| Origination of mortgage loans: | | |
| Fixed rate | $ 1,540 | $ 380 |
| Variable rate | 19,368 | 2,372 |
| Origination of commercial and industrial loans | — | 15,323 |
| Undisbursed home equity credit lines | 41,278 | 37,551 |
| Undisbursed construction credit lines | 25,805 | 32,283 |
| Undisbursed commercial credit lines | 445 | 452 |
| Performance standby letters of credit | 671 | 671 |
| Overdraft protection credit lines | 17,049 | 22,378 |
| Commitments to purchase investments | 670 | 820 |

These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has no exposure to credit loss if the customer does not exercise its rights to borrow under the commitment. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

The Company issues financial standby letters of credit that are within the scope of ASC 460, *Guarantees*. These are irrevocable undertakings of the Company to guarantee payment of a specified financial obligation. Most of the Company's standby letters of credit arise in connection with lending relationships and generally have terms of one year or less, or are issued in lieu of security deposits. The maximum potential future payments the Company could be required to make equals the contract amount of the standby letters of credit.

## NOTE 16 – REVENUE FROM CONTRACTS WITH CUSTOMERS AND OTHER INCOME

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income in the Statement of Operations.

The following table presents the Company's sources of revenue from contracts with customers for the years ended December 31, 2024 and 2023, respectively.

|  | Year Ended December 31, | |
|---|---|---|
|  | 2024 | 2023 |
|  | (In thousands) | |
| Service charges on deposits | $886 | $856 |
| Interchange income | 59 | 51 |
| Total revenue from contracts with customers | $945 | $907 |

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based account maintenance. Transaction based fees, which include services such as ATM use fees, stop payment charges, statement rendering and wire transfer fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation.

Interchange Income: The Company earns interchange fees from debit cardholder transactions conducted through a payment network. Interchange fees from debit cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. In addition, the Company earns interchange fees from credit cardholder transactions through its partnership with a third party.

## NOTE 17 – STOCK TRANSACTIONS

The Company's stock repurchase programs authorize the repurchase of shares in open market or private transactions, through block trades or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The timing and amount of any repurchases will depend on a number of factors, including the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, the Company's liquidity, and the Company's financial performance. Open market purchases will be made in accordance with Rule 10b-18 of the Securities and Exchange Commission and other applicable legal requirements. Repurchased shares will be held as treasury stock and will be available for general corporate purposes. The repurchases may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. These factors may also affect the timing and amount of share repurchases. The Company is not obligated to repurchase any particular number of shares or any shares in any specific time period.

The Company announced its second share repurchase program on April 19, 2023, which authorized the purchase of an additional 5% of its publicly-held shares of common stock, or 1,335,126 shares. The second repurchase plan commenced immediately upon the completion of the first repurchase plan. On August 16, 2023, the Company announced its third share repurchase program, which authorized the purchase of an additional 5% of its publicly-held shares of common stock, or 1,268,382 shares. The third plan commenced immediately upon completion of the second repurchase plan.

On February 21, 2024, the Company adopted its fourth program to repurchase up to 1,203,545 shares, or 5%, of its outstanding common stock. The fourth plan commenced immediately upon completion of the third repurchase plan. On November 8, 2024, the Company adopted a program to repurchase up to 1,139,420 shares, or 5%, of its outstanding common stock commencing upon the completion of the Company's existing stock repurchase program.

During the year ended December 31, 2023, the Company repurchased 3,717,949 shares of its common stock outstanding at an average price of $9.68 for a total of $36.0 million pursuant to the stock repurchase program. During the year ended December 31, 2024, the Company completed the purchase of 1,945,241 shares authorized in the plans for an average price of $9.90 per share for a total cost of $19.3 million. At December 31, 2024, 861,072 shares remain available to repurchase in the third plan.

For the year ended December 31, 2024, shares repurchased include 24,301 shares purchased in connection with the vesting of shares of restricted stock under our 2022 Equity Incentive Plan for the withholding of shares to pay income taxes. These shares are repurchased pursuant to the terms of the 2022 Equity Incentive Plan and therefore are not part of the Company's repurchase program.

## NOTE 18 – EARNINGS PER SHARE

Basic earning per share ("EPS") represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares (such as stock options) were exercised or converted into additional common shares that would then share in the earnings of the entity. Diluted EPS is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period, plus the effect of potential dilutive common share equivalents.

Shares held by the ESOP not allocated to employees in accordance with the terms of the ESOP, referred to as "unallocated ESOP shares", are not deemed outstanding for earnings per share calculations.

| | For the Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (Income In thousands) | |
| Net loss applicable to common shares | $ (11,911) | $ (7,397) |
| **Shares** | | |
| Average number of common shares outstanding | 23,439,653 | 25,979,126 |
| Less: Average unallocated ESOP shares | 1,962,224 | 2,053,402 |
| Average number of common shares outstanding used to calculate basic earnings per common share | 21,477,429 | 23,925,724 |
| Common stock equivalents | — | — |
| Average number of common shares outstanding used to calculate diluted earnings per common share | 21,477,429 | 23,925,724 |
| **Loss per common share** | | |
| Basic | $ (0.55) | $ (0.31) |
| Diluted | $ (0.55) | $ (0.31) |

Excluded from the earnings per share calculation are anti-dilutive equity awards for the years ended December 31, 2024 and 2023 totaling 1,138,653 and 1,406,993, respectively. Due to the Company's net loss for the year ended December 31, 2024 and 2023, the assumed vesting of outstanding restricted stock units had an antidilutive effect on diluted earnings per share.

## NOTE 19 – REGULATORY CAPITAL REQUIREMENTS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines, and additionally for the Bank, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company. The Bank has not paid dividends to the Company in the past. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. As of December 31, 2024, the Bank meets all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2024 and 2023, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table presents the regulatory capital, assets and risk based capital (common equity Tier 1, Tier 1 and Total capital) ratios for the Bank at December 31, 2024 and 2023:

| | Bank Actual | | Minimum Capital Adequacy | | Minimum Capital Adequacy With Capital Buffer | | For Classification as Well Capitalized | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (Dollars in thousands) | | | | | | | |
| **December 31, 2024** | | | | | | | | |
| Common equity tier 1 | $289,614 | 19.26% | $ 67,673 | 4.50% | $105,269 | 7.00% | $ 97,749 | 6.50% |
| Tier 1 capital | 289,614 | 19.26% | 90,230 | 6.00% | 127,826 | 8.50% | 120,307 | 8.00% |
| Total capital | 302,834 | 20.14% | 120,307 | 8.00% | 157,903 | 10.50% | 150,384 | 10.00% |
| Tier 1 (leverage) capital | 289,614 | 13.98% | 82,862 | 4.00% | N/A | N/A | 103,577 | 5.00% |
| **December 31, 2023** | | | | | | | | |
| Common equity tier 1 | $296,238 | 20.13% | $ 66,219 | 4.50% | $103,008 | 7.00% | $ 95,650 | 6.50% |
| Tier 1 capital | 296,238 | 20.13% | 88,292 | 6.00% | 125,081 | 8.50% | 117,723 | 8.00% |
| Total capital | 310,853 | 21.12% | 117,723 | 8.00% | 154,512 | 10.50% | 147,154 | 10.00% |
| Tier 1 (leverage) capital | 296,238 | 14.31% | 82,798 | 4.00% | N/A | N/A | 103,497 | 5.00% |

## NOTE 20 – SEGMENT REPORTING

We conduct our operations through a single business segment. Substantially all of our interest and fees on loans and long-lived assets relate to our operations. Pursuant to FASB ASC 280, Segment Reporting, operating segments represent components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in determining how to allocate resources and in assessing performance. The chief operating decision maker uses a variety of measures to assess the performance of the business as a whole, depending on the nature of the activity. The Company generates revenue from several business channels. Those streams are organized by the types of partners we work with to reach our customers, with success principally measured based on interest and fees on loans, loan receivables, active accounts and other sales metrics. Detailed profitability information of the nature that could be used to allocate resources and assess the performance and operations for each sales platform individually, however, is not used by our chief operating decision maker. Expense activities, including funding costs, credit losses and operating expenses, are not measured for each platform but instead are managed for the Company as a whole.

The following table represents segment information for the years ended December 31, 2024 and 2023:

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Interest income: | | |
| Loans | $ 70,185 | $65,685 |
| Taxable investment income | 15,122 | 12,990 |
| Non-taxable investment income | 144 | 430 |
| Total interest income | 85,451 | 79,105 |
| Interest expense: | | |
| Deposits | 36,830 | 24,116 |
| Borrowed funds | 11,071 | 13,070 |
| Total interest expense | 47,901 | 37,186 |
| Net interest income | 37,550 | 41,919 |
| Release of credit losses | (1,350) | (441) |
| Net interest income after release of credit losses | 38,900 | 42,360 |
| Non-interest income: | | |
| Fees and service charges | 1,203 | 1,164 |
| Other income | 591 | 641 |
| Total non-interest income | 1,794 | 1,805 |
| Non-interest expense: | | |
| Compensation and benefits | 29,433 | 28,439 |
| Occupancy and equipment | 8,878 | 8,350 |
| Data processing | 5,648 | 6,119 |
| Other expense | 8,646 | 8,654 |
| Total non-interest expense | 52,605 | 51,562 |
| Loss before income tax expense | (11,911) | (7,397) |
| Income tax expense | — | — |
| Net loss | $(11,911) | $ (7,397) |

Our segment assets represent our assets as presented on the Consolidated Balance Sheets.

## NOTE 21 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

The condensed financial statements of Blue Foundry Bancorp (parent company only) are presented below:

**Condensed Balance Sheets**

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
|  | (In thousands) | |
| Assets: | | |
| Cash and cash equivalents | $ 41,297 | $ 61,358 |
| Investment in banking subsidiary | 270,904 | 273,915 |
| ESOP loan receivable | 19,932 | 20,588 |
| Other investments | 226 | 109 |
| Other assets | 446 | 476 |
| Total Assets | $332,805 | $356,446 |
| Liabilities and Stockholders' Equity: | | |
| Total liabilities | $ 607 | $ 806 |
| Total stockholders' equity | 332,198 | 355,640 |
| Total Liabilities and Stockholders' Equity | $332,805 | $356,446 |

**Condensed Statements of Comprehensive Loss**

|  | Year Ended December 31, | |
|---|---|---|
|  | 2024 | 2023 |
|  | (In thousands) | |
| Income: | | |
| Interest on ESOP loan receivable | $ 669 | $ 690 |
| Other income | — | 23 |
| Total income | 669 | 713 |
| Expenses: | | |
| Other expenses | 3,411 | 3,650 |
| Total expenses | 3,411 | 3,650 |
| Loss before income tax benefit | (2,742) | (2,937) |
| Income tax benefit | — | (183) |
| Loss before undistributed earnings of subsidiary | (2,742) | (2,754) |
| Equity in undistributed earnings of banking subsidiary | (9,169) | (4,643) |
| Net loss | $(11,911) | $(7,397) |
| Comprehensive loss: | | |
| Net loss | $(11,911) | $(7,397) |
| Other comprehensive income | 3,926 | 1,839 |
| Comprehensive loss | $ (7,985) | $(5,558) |

**Condensed Statements of Cash Flows**

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (In thousands) | |
| Cash flows from operating activities: | | |
| Net loss | $(11,911) | $ (7,397) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Equity in undistributed earnings of subsidiary | 9,169 | 4,643 |
| ESOP and stock-based compensation expense | 1,327 | 1,241 |
| Decrease in other assets | 63 | 696 |
| Decrease in other liabilities | (290) | (918) |
| Net cash used by operating activities | (1,642) | (1,735) |
| Cash flows from investing activities: | | |
| Purchase of other investments | (150) | (30) |
| Repayment of ESOP loan | 656 | 635 |
| Net cash provided by investing activities | 506 | 605 |
| Cash flows from financing activities: | | |
| Issuance of common stock | 498 | — |
| Purchase of treasury stock | (19,423) | (36,006) |
| Net cash used in financing activities | (18,925) | (36,006) |
| Net decrease in cash and cash equivalents | (20,061) | (37,136) |
| Cash and cash equivalents at beginning of year | 61,358 | 98,494 |
| Cash and cash equivalents at end of year | $ 41,297 | $ 61,358 |

## NOTE 22 – SUBSEQUENT EVENTS

As defined in FASB ASC 855, "Subsequent Events", subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or available to be issued. Financial statements are considered issued when they are widely distributed to stockholders and other financial statement users for general use and reliance in a form and format that complies with U.S. GAAP. The Company performed an evaluation and determined that there are no subsequent events to report.

# ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

# ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management, including our Principal Executive Officer and Principal Financial Officer, concluded that our internal control over financial reporting was effective and met the criteria of the "Internal Control — Integrated Framework (2013)" as of December 31, 2024.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable because the Company is an emerging growth company.

(d) Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

# ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2024, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Corporation's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in SEC regulations.

# ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNER AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

### Securities Authorized for Issuance Under Equity Compensation Plans

Set forth below is information as of December 31, 2024 regarding equity compensation plans categorized by those plans that have been approved by the Company's stockholders. There are no plans that have not been approved by the Company's stockholders.

| Plan | Number of Securities to be Issued Upon Exercise of Outstanding Options and rights (1) | Weighted Average Exercise Price (2) | Number of Securities Remaining Available for Issuance Under Plan (3) |
|---|---|---|---|
| 2022 Equity Incentive Plan | 2,291,686 | $11.57 | 739,386 |
| Total | 2,291,686 | $11.57 | 739,386 |

(1) Consists of outstanding stock options to purchase 2,291,686 shares of common stock granted under the Company's stock-based compensation plans.

(2) The weighted average exercise price reflects: a weighted exercise price of $11.64 for 2,195,420 stock options granted in 2022 and a weighted exercise price of $9.95 for 96,266 stock options granted in 2024 under the Company's stock-based compensation plans. There were no grants in 2023.

(3) Represents the number of available shares that may be granted as stock options and other stock awards under the Company's stock-based compensation plans.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, New York, New York, Auditor Firm ID: 185.

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Company's fiscal year end.

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following exhibits are either filed as part of this report or are incorporated herein by reference:

(a)(1) Financial Statements

The following financial statements are included under Part II, Item 8 of this report:

1. Report of Independent Registered Public Accounting Firm.

2. Consolidated Statements of Financial Condition as of December 31, 2024 and 2023.

3. Consolidated Statements of Operations for the Fiscal Years Ended December 31, 2024 and 2023.

4. Consolidated Statements of Comprehensive Loss for the Fiscal Years ended December 31, 2024 and 2023.

5. Consolidated Statements of Changes in Shareholders' Equity for the Fiscal Years Ended December 31, 2024 and 2023.

6. Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2024 and 2023.

7. Notes to Consolidated Financial Statements.

(a)(2) Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

(a)(3) Exhibits

| | |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of Blue Foundry Bancorp (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2023 (File No. 001-40619)) |
| 3.2 | Bylaws of Blue Foundry Bancorp (Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-254079) |
| 4 | Form of Common Stock Certificate of Blue Foundry Bancorp (Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-254079) |
| 4.2 | Description of Blue Foundry Bancorp's Securities (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2021 (File No. 001-40619) |
| 10.1 | Employment agreement between Blue Foundry Bank and James Nesci (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2022 (File No. 001-40619) |
| 10.2 | Blue Foundry Bank Executive Deferred Compensation Agreement for James Nesci (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2022 (File No. 001-40619) |
| 10.3 | Change in Control Agreement between Blue Foundry Bank and Kelly Anne Pecoraro (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2022 (File No. 001-40619) |
| 10.4 | Blue Foundry Bank Restated Director Retirement Plan for Kenneth Grimbilas (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2022 (File No. 001-40619) |
| 10.5 | Amendment to the Blue Foundry Bank Restated Director Retirement Plan for Kenneth Grimbilas (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2022 (File No. 001-40619) |
| 10.6 | Blue Foundry Bank Restated Director Retirement Plan for J. Christopher Ely (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2022 (File No. 001-40619) |
| 10.7 | Amendment to the Blue Foundry Bank Restated Director Retirement Plan for J. Christopher Ely (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2022 (File No. 001-40619) |
| 10.8 | Blue Foundry Bank Director Retirement Plan II (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2022 (File No. 001-40619) |

| 10.9 | Amendment to the Blue Foundry Bank Director Retirement Plan II (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2022 (File No. 001-40619) |
|------|---|
| 10.10 | Blue Foundry Bancorp 2022 Equity Incentive Plan (Incorporated by reference to Appendix A to the Proxy Statement for the 2022 Annual Meeting of Stockholders (File No. 001-40619)) |
| 19 | Insider Trading Policy |
| 21 | Subsidiaries of Blue Foundry Bancorp |
| 23.1 | Consent of KPMG LLP (Independent Registered Public Accounting Firm) |
| 31.1 | Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97 | Clawback Policy (Incorporated by reference to the Registrant's Annual Report on Form 10-K dated December 31, 2023 (File No. 001-40619)) |
| 101 | The following materials from the Company's Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Financial Condition; (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Shareholder's Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

## ITEM 16. FORM 10-K SUMMARY

Not applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BLUE FOUNDRY BANCORP**

Dated:     March 27, 2025

By: /s/ James D. Nesci
                                                                    
James D. Nesci
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated

| | | | |
|---|---|---|---|
| By: | /s/ James D. Nesci | By: | /s/ Kelly Pecoraro |
| | James D. Nesci | | Kelly Pecoraro |
| | Chief Executive Officer | | Chief Financial Officer |
| | (Principal Executive Officer) | | (Principal Financial Officer) |
| Dated: | March 27, 2025 | Dated: | March 27, 2025 |
| By: | /s/ Patrick H. Kinzler | By: | /s/ J. Christopher Ely |
| | Patrick H. Kinzler, Director | | J. Christopher Ely, Director |
| Dated: | March 27, 2025 | Dated: | March 27, 2025 |
| By: | /s/ Robert T. Goldstein | By: | /s/ Kenneth Grimbilas |
| | Robert T. Goldstein, Director | | Kenneth Grimbilas, Director |
| Dated: | March 27, 2025 | Dated: | March 27, 2025 |
| By: | /s/ Jonathan M. Shaw | By: | /s/ John F. Kuntz, Esq. |
| | Jonathan M. Shaw, Director | | John F. Kuntz, Esq., Director |
| Dated: | March 27, 2025 | Dated: | March 27, 2025 |
| By: | /s/ Mirella Lang | By: | /s/ Elizabeth Varki Jobes, Esq. |
| | Mirella Lang, Director | | Elizabeth Varki Jobes, Esq., Director |
| Dated: | March 27, 2025 | Dated: | March 27, 2025 |

# Board of Directors

**James D. Nesci**
PRESIDENT &
CHIEF EXECUTIVE OFFICER

**Kenneth Grimbilas**
CHAIRMAN

**J. Christopher Ely**
VICE CHAIRMAN

**Robert T. Goldstein**

**Elizabeth V. Jobes**

**Patrick H. Kinzler**

**Mirella Lang**

**John F. Kuntz**

**Jonathan M. Shaw**

# Executive Management

**James D. Nesci**
PRESIDENT &
CHIEF EXECUTIVE OFFICER

**Kelly Pecoraro**
EXECUTIVE VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

**Elyse D. Beidner**
EXECUTIVE VICE PRESIDENT &
CHIEF LEGAL OFFICER

**Alex Malkiman**
EXECUTIVE VICE PRESIDENT &
CHIEF TECHNOLOGY OFFICER

**Thomas Packwood**
SENIOR VICE PRESIDENT &
CHIEF AUDIT EXECUTIVE

**Acela Roselle**
EXECUTIVE VICE PRESIDENT &
HUMAN RESOURCES DIRECTOR

**Keith Owes**
EXECUTIVE VICE PRESIDENT &
CHIEF RISK OFFICER

# Investor Contacts

**Transfer Agent**

Continental Stock Transfer & Trust

1 State Street, 30th Floor
New York, NY 10004-1561

212-509-4000
cstmail@continentalstock.com

**Corporate Counsel**

Luse Gorman, PC

5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015

**Investor Relations**

Elyse Beidner, Investor Relations

MSC 269744
PO Box 105168
Atlanta, GA 30348-5168

888-931-BLUE
InvestorRelations@bluefoundrybank.com



**Blue Foundry Bancorp**

ir.bluefoundrybank.com

888-931-BLUE